SEACOR
MARINE

ANNUAL
REPORT
2025

Charting the Course
for Global Excellence.

Dear Fellow Stockholder,



John Gellert
President and
Chief Executive Officer

I normally use the first part of this letter to review the past year, but events in 2026 have quickly rendered 2025 to history, belonging to a different time and place. Nevertheless, I think it is worth recapping some of our key accomplishments in 2025 because they provide context for how we are positioned in this very uncertain 2026.

First of all, we simplified our capital structure by buying back shares and warrants representing approximately 9.1% of the company. Post transaction, we have no warrants outstanding and no private equity ownership.

Second, we continued our asset rotation strategy of selling non-core, highly volatile assets and investing in new, less volatile assets that can service our primary markets. During 2025, we sold seven vessels generating gains of $64.6 million. We also streamlined our shore side operations to support the current fleet mix. It is important to note that as a group, these vessels were minimally accretive to our business. We utilized the sales proceeds primarily to fund our newbuilding program of two large platform supply vessels ("PSVs"). These PSVs are scheduled for delivery in late 2026 and early 2027, respectively.

Operating results for 2025 were largely affected by (a) very low levels of activity in the U.S., Mexico and the North Sea, (b) increased operating expenses from repairs on our liftboat fleet, and (c) a relatively slow year in offshore activity overall due to gaps in drilling schedules, especially deepwater projects. We have been repositioning assets to markets where we have better demand visibility. Unfortunately, we could not have anticipated the events in Iran and the Persian Gulf region, but we are nimble and will adapt.

As I write this letter, it is premature to draw any conclusions from the military operations in Venezuela and Iran, but, with some trepidation, I offer some observations on the potential impact to our business from what has happened so far:

1. In the medium (1-3 years) to long term (3-5 years), the events should increase demand for our services. Venezuela had a robust market for shallow water offshore vessels in the 1980s and 90s on Lake Maracaibo, and the oil fields on the lake are severely neglected, requiring extensive repair and remediation. Eastern Venezuela is a deepwater province that appears to hold significant promise. Both these regions are well suited to our equipment. In the Middle East, restarting shut-in production is an equipment intensive process and repairing the damage already reported will require services and equipment, including ours.

2. In the short (6-18 months) to medium term (2-3 years), deepwater activity should increase and have greater geographic dispersion. The drivers will be increased funding for upstream budgets from higher commodity prices and greater weighting to energy security and diversity of supply. The Middle East market used no deepwater assets, so deepwater activity is largely unaffected by the conflict. Our pivot to larger PSVs in the past years should allow us to participate in this change, particularly since our investments are focused in markets where long term projects have already been sanctioned.

3. In the immediate term, we are stuck in a form of purgatory. Vessels in the Persian Gulf are trapped there facing an increasingly hostile work environment and rising operating costs from the expanding risks of working in the region. Very few vessels are coming into the Persian Gulf. Demand for certain vessels has increased, notably our fast support vessels transporting workers offshore where helicopters cannot be operated safely. Repairing vessels in the region is a challenge both for safe access to the shipyard and the logistics of securing and transporting spare parts. Nobody knows what the new operating model will be, but we learn and adapt every day to changing conditions.

In this environment, I commend our seafarers and shore side employees for their dedication and camaraderie to maintaining safe, reliable operations. Thank you.

John Gellert
President and Chief Executive Officer

Financial Summary

		Fiscal Year Ended December 31,			
From continuing operations (U.S. dollars in thousands)	**2025**	**2024**	**2023**	**2022**	**2021**
Operating Revenues	$ 227,832	$ 271,361	$ 279,511	$ 217,325	$ 170,941
Operating Income (Loss)	$ 13,716	$ (10,429)	$ 35,518	$ (53,999)	(37,148)
Other (Expenses) Income:					
Net Interest Expense	$ (34,194)	$ (38,859)	$ (36,060)	$ (28,922)	$ (26,809)
(Losses) Gains on Debt Extinguishment	-	(31,923)	(2,004)	10,429	61,994
Derivative (Losses) Gains, Net	156	(908)	608	-	391
Other	1,257	(928)	(2,133)	2,414	8,199
Other (Expense) Income, Net	$ (32,781)	$ (72,618)	$ (39,589)	$ (16,079)	$ 43,775
Net (Loss) Income Attributable to SEACOR Marine Holdings Inc.	$ (27,844)	$ (78,124)	$ (9,314)	$ (71,650)	$ 33,136
Basic and Diluted (Loss) Income Per Share of SEACOR Marine Holdings Inc.	$ (1.06)	$ (2.82)	$ (0.34)	$ (2.69)	$ 0.40
Basic Weighted Average Shares Outstanding	26,223,155	27,655,289	27,082,391	26,626,179	25,444,693
Diluted Weighted Average Shares Outstanding	26,223,155	27,655,289	27,082,391	26,626,179	25,495,527

	2025	**2024**	**2023**	**2022**	**2021**
Statement of Cash Flows Data – Provided by (Used in):					
Operating Activities	$ (36,401)	$ (10,262)	$ 8,947	$ (14,616)	$ 8,973
Investing Activities	80,436	17,564	49,126	57,800	71,800
Financing Activities	(27,059)	(15,293)	(16,990)	(41,355)	(78,898)
Effects of Exchange Rates on Cash and Cash Equivalents	-	-	3	(4)	(22)
Capital Expenditures (Included in Investing Activities)	(48,783)	(7,294)	(10,604)	(462)	(7,003)
Other Operating Data[1]:					
Average Rate Per Day Worked	$ 18,899	$ 18,989	$ 16,375	$ 12,673	$ 11,712
Utilization	66%	67%	75%	75%	66%
Days Available	17,341	19,895	20,519	21,291	20,850
Fleet Count	44	54	58	60	81

[1] All Operating Data excludes Windcat Vessels.

Forward-looking Statement: Certain statements discussed in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern management's expectations, strategic objectives, business prospects, anticipated economic performance and financial condition and other similar matters and involve significant known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements discussed or implied by such forward-looking statements. Readers should refer to the Company's Form 10-K and particularly the "Risk Factors" section, which is included in this Annual Report, for a discussion of risk factors that could cause actual results to differ materially.

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to
Commission file number 1-37966

SEACOR Marine Holdings Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware	**47-2564547**
(State or Other Jurisdiction of	**(I.R.S. Employer**
Incorporation or Organization)	**Identification No.)**
12121 Wickchester Lane, Suite 500, Houston, TX	**77079**
(Address of Principal Executive Office)	**(Zip Code)**

Registrant's telephone number, including area code (346) 980-1700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	SMHI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☒ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404 (b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

As of June 30, 2025, the last business day of the registrant's most recent completed second fiscal quarter, the aggregate market value of the voting stock of the registrant held by non-affiliates was approximately $117.4 million based on the closing price on the New York Stock Exchange on such date. The total number of shares of Common Stock outstanding as of February 22, 2026 was 26,951,786.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission (the "SEC") pursuant to Regulation 14A within 120 days after the end of the Registrant's last fiscal year is incorporated by reference into Part III of this Annual Report on Form 10-K.

SEACOR MARINE HOLDINGS INC.
FORM 10-K
TABLE OF CONTENTS
PART I

Item 1.	Business	1
	General	1
	Business	1
	Government Regulation	6
	Industry Hazards and Insurance	11
	Employees and Human Capital Management	11
Item 1A.	Risk Factors	13
Item 1B.	Unresolved Staff Comments	39
Item 1C.	Cybersecurity	39
Item 2.	Properties	40
Item 3.	Legal Proceedings	40
Item 4.	Mine Safety Disclosures	40
	Executive Officers of the Registrant	41

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	42
Item 6.	[Reserved]	42
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	43
	Overview	43
	Recent Developments	43
	Trends Affecting the Offshore Marine Business	44
	Certain Components of Revenues and Expenses	46
	Consolidated Results of Operations	48
	Liquidity and Capital Resources	62
	Debt Securities and Credit Agreements	65
	Contingencies	65
	Related Party Transactions	66
	Critical Accounting Policies and Estimates	66
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	68
Item 8.	Financial Statements and Supplementary Data	68
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	68
Item 9A.	Controls and Procedures	68
Item 9B.	Other Information	69
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	69

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	70
Item 11.	Executive Compensation	70
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	70
Item 13.	Certain Relationships and Related Transactions, and Director Independence	70
Item 14.	Principal Accounting Fees and Services	70

PART IV

Item 15.	Exhibits, Financial Statement Schedules	71
Item 16.	Form 10-K Summary	73

FORWARD-LOOKING STATEMENTS

Certain statements discussed in Item 1. (Business), Item 1A. (Risk Factors), Item 3. (Legal Proceedings), Item 7. (Management's Discussion and Analysis of Financial Condition and Results of Operations), Item 7A. (Quantitative and Qualitative Disclosures About Market Risk) and elsewhere in this Annual Report on Form 10-K as well as in other materials and oral statements that the Company releases from time to time to the public constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern management's expectations, strategic objectives, business prospects, anticipated economic performance and financial condition and other similar matters and involve significant known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements discussed or implied by such forward-looking statements. Certain of these risks, uncertainties and other important factors are discussed in Item 1A. (Risk Factors) and Item 7. (Management's Discussion and Analysis of Financial Condition and Results of Operations). However, it should be understood that it is not possible to identify or predict all such risks, uncertainties and factors, and others may arise from time to time. All of these forward-looking statements constitute the Company's cautionary statements under the Private Securities Litigation Reform Act of 1995. The words "anticipate," "estimate," "expect," "project," "intend," "believe," "plan," "target," "forecast" and similar expressions are intended to identify forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are made. The Company disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which the forward-looking statement is based unless required by law. It is advisable, however, to consult any further disclosures the Company makes on related subjects in its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission.

PART I

ITEM 1. BUSINESS

General

Unless the context indicates otherwise, the terms "we," "our," "ours," "us," "its" and the "Company" refer to SEACOR Marine Holdings Inc. and its consolidated subsidiaries. "SEACOR Marine" refers to SEACOR Marine Holdings Inc., incorporated in 2014 in Delaware, without its subsidiaries. "Common Stock" refers to the common stock, *par value* $0.01 per share, of SEACOR Marine. The Company's fiscal year ends on December 31 of each year.

SEACOR Marine's principal executive office is located at 12121 Wickchester Lane, Suite 500, Houston, Texas 77079, and its telephone number is (346) 980-1700. SEACOR Marine's website address is *www.seacormarine.com*. Any reference to SEACOR Marine's website is not intended to incorporate the information on the website into this Annual Report on Form 10-K.

The Company's corporate governance documents, including SEACOR Marine's board of directors' ("Board of Directors") Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters as well as the Company's Corporate Governance Guidelines, Code of Ethics and Insider Trading and Tipping Procedures and Guidelines ("Insider Trading Policy") are available, free of charge, on SEACOR Marine's website or in print for stockholders who request a copy.

All of the Company's periodic and other reports filed with the SEC pursuant to Section 13(a), 14 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), are available, free of charge, on SEACOR Marine's website, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and any amendments to those reports. These reports and amendments are available on SEACOR Marine's website as soon as reasonably practicable after the Company electronically files the reports or amendments with the SEC. The SEC maintains a website (*www.sec.gov*) that contains these reports, proxy and information statements and other information.

Business

The Company provides global marine and support transportation services to offshore energy facilities worldwide. The Company operates and manages a diverse fleet of offshore support vessels that (i) deliver cargo and personnel to offshore installations, including offshore wind farms, (ii) assist offshore operations for production and storage facilities, (iii) provide construction, well work-over, offshore wind farm installation and decommissioning support and (iv) carry and launch equipment used underwater in drilling and well installation, maintenance, inspection and repair. Additionally, the Company's vessels provide emergency response services and accommodations for technicians and specialists.

For a discussion of risk and economic factors that may impact the Company's business, financial position, results of operations, cash flows and prospects, see "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Equipment and Services

The following tables identify the types of vessels that comprise the Company's fleet as of December 31 for the indicated years. "Owned" are majority owned and controlled by the Company. "Leased-in" may either be vessels contracted from leasing companies to which the Company may have sold and leased back such vessels or vessels chartered-in from other third party owners. "Managed" are owned by entities not affiliated with the Company but operated by the Company for a fee. A description of vessel classes follows this table.

	Owned	Leased-in	Managed	Total	Owned Fleet Average Age	Owned Fleet U.S.-Flag	Owned Fleet Foreign-Flag
2025 [1]							
PSV	18	—	—	18	8	3	15
FSV	21	—	—	21	12	3	18
Liftboats	5	—	—	5	14	3	2
	44	—	—	44	11	9	35
2024							
PSV	21	—	—	21	8	5	16
FSV	22	—	1	23	12	5	17
Liftboats	8	—	—	8	14	6	2
AHTS	—	—	2	2	—	—	—
	51	—	3	54	10	16	35
2023							
PSV	21	—	—	21	7	5	16
FSV	22	—	3	25	11	6	16
Liftboats	8	—	—	8	13	6	2
AHTS	3	1	—	4	14	—	3
	54	1	3	58	10	17	37

---

(1)   As of December 31, 2025, 41 of the Company's owned vessels were outfitted with dynamic positioning ("DP") systems. DP systems enable vessels to maintain a fixed position in close proximity to a rig or platform. The most technologically advanced DP systems have enhanced redundancy in the vessel's power, electrical, computer and reference systems enabling vessels to maintain accurate position-keeping even in the event of failure of one of those systems ("DP-2") and, in some cases, in the event of fire and flood ("DP-3").

Platform supply vessels ("PSVs") generally range from 200 to more than 300 feet in length and are primarily used to deliver general cargo, drilling fluids, bulk products, methanol, diesel fuel and water to rigs and platforms where drilling and work-over activity is underway. These vessels can be modified for a wide variety of other uses and missions, including, but not limited to, construction support (typically when fitted with a crane), standby, security, firefighting, and accommodation. Relevant differentiating features of PSVs are total carrying capacity (expressed as deadweight: "dwt"), available area of clear deck space, below-deck capacity for storage of mud and bulk products used in the drilling process, tank storage for water and fuel oil, accommodation capacity and fuel efficiency. To improve fuel efficiency, reduce carbon and other emissions, and provide greater redundancy, PSVs are sometimes equipped with hybrid battery power systems. As of December 31, 2025, nine of the 18 owned PSVs were equipped with hybrid battery power systems. The Company has also acquired two additional hybrid battery power systems that may be installed on two PSVs. Additional factors in the commercial marketability of PSVs are operating draft because certain markets are limited in the size of vessel that can work safely, local flag preference, cabotage requirements and regulations. As of December 31, 2025, all of the 18 owned PSVs were equipped with DP-2.

In addition to its existing fleet of PSVs, as of December 31, 2025, the Company has a construction project in progress for two foreign flag DP-2 PSVs at Fujian Mawei Shipbuilding Ltd. in the People's Republic of China, with expected delivery in the fourth quarter of 2026 and the first quarter of 2027, respectively.

Fast support vessels ("FSVs") are aluminum hull vessels used primarily to move cargo and personnel to and from offshore drilling rigs, platforms and other installations at greater speeds than traditional steel hull support vessels. FSVs can be catamaran or mono-hull vessels ranging from 167 to 206 feet in length and capable of speeds between 20 to 45 knots with capacities to carry special cargo, support both drilling operations and production services and transport passengers. The Company's FSV fleet includes vessels that have a passenger capacity of 36 to 150 and, on certain newer FSVs, include reclining seating, ambient lighting and other features to enhance the comfort and marketability of the FSV for passenger transport. FSVs built within the last fifteen years are sometimes equipped with DP-2 systems, firefighting equipment, hospitals and walk to work and ride control systems for greater comfort and performance. As of December 31, 2025, 19 of the 21 owned FSVs were equipped with DP-2 and two were equipped with DP-3. We have been a pioneer in improving the fuel efficiency of FSVs. For instance, our FSV fleet is comprised of vessels with semi-displacement hulls and many of our vessels include ride control technology that optimizes vessel trim and dampens acceleration to reduce fuel consumption. We have also been exploring additional means to cut down on fuel consumption of FSVs, such as through the installation of whole hull ultrasonic antifouling systems. As of December 31, 2025, this antifouling technology was on 17 of our FSVs and the remaining FSVs were not equipped with antifouling technology.

Liftboats provide a self-propelled, stable platform to perform production platform construction, inspection, maintenance and removal, well intervention and work-over, well production enhancement, well plug and abandonment, pipeline installation and maintenance, diving operations, and offshore wind farm installation and maintenance. The length of jacking legs (235 feet to 300 feet for the Company's liftboats) determines the water depth in which these vessels can work. Other differentiating features are crane lifting capacity and reach, clear deck area, helipad and electrical generating power and accommodation capacity. Liftboats are used in all of our operating areas. Liftboats can support projects while elevated out of the water, shutting down all main engines and relying on one generator during the project, realizing a significant reduction in fuel consumption over vessels that can perform similar missions but that would have to run all engines for the same performance. As of December 31, 2025, two of the five owned liftboats were equipped with DP-2 and the remaining liftboats were not equipped with DP.

Anchor handling towing supply vessels ("AHTS") are used primarily to support offshore drilling activities by towing, positioning and mooring drilling rigs and other marine equipment. The Company has not had any AHTS in its active fleet since the third quarter of 2025.

For information on revenue and Direct Vessel Profit by region see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Note 16. Major Customers and Segment Information" in the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Markets

The Company operates its fleet in four principal geographic regions: the United States ("U.S."), primarily Gulf of America; Africa and Europe; the Middle East and Asia; and Latin America, primarily in Guyana and Mexico. The Company's vessels are highly mobile and regularly and routinely move between countries within a geographic region. In addition, the Company's vessels are redeployed among geographic regions, subject to flag restrictions, as changes in market conditions dictate.

The table below sets forth vessel types by geographic market as of December 31 for the indicated years. Over the past three years, the Company has worked diligently to right size its fleet through sales of lower specification vessels, and further configure its fleet to meet the demands of its markets, including by focusing on improving fuel efficiency and reducing emissions through the reconfiguration of vessels to utilize hybrid battery power systems. In addition, the Company's fleet reconfiguration has enabled it to meet its goals of focusing on the highest margin vessels and deployments. The Company believes its smaller fleet, together with a simplified capital structure, will allow it to react more quickly and dynamically to opportunities and challenges in its industry.

	2025	2024	2023
United States, primarily U.S. Gulf of America:			
PSV	3	2	2
FSV	1	3	5
Liftboats	3	5	6
	7	10	13
Africa and Europe:			
PSV	6	8	6
FSV	10	11	10
AHTS	—	1	3
	16	20	19
Middle East and Asia:			
PSV	3	5	5
FSV	6	7	8
Liftboats	2	2	2
AHTS	—	1	1
	11	15	16
Latin America:			
PSV	6	6	8
FSV	4	2	2
Liftboats	—	1	—
	10	9	10
Total Foreign Fleet	37	44	45
Total Fleet	44	54	58

United States, primarily U.S. Gulf of America. As of December 31, 2025, seven vessels were located in this region, all of which were owned. The Company's vessels in this market consist primarily of a fleet of FSVs, PSVs and liftboats that generally support oil and natural gas exploration and production activities, seasonal construction, decommissioning and diving support operations, as well as the construction and maintenance of offshore wind farms in the Northeast of the U.S.

Africa and Europe. As of December 31, 2025, 16 vessels were located in this region, all of which were owned. The Company's vessels in this market consist primarily of a fleet of FSVs and PSVs that generally support projects for major oil companies primarily in Angola, Nigeria and the North Sea.

Middle East and Asia. As of December 31, 2025, 11 vessels were located in this region, all of which were owned. The Company's vessels in this market consist primarily of a fleet of FSVs, PSVs and liftboats that generally support exploration, personnel transport and seasonal construction activities in Saudi Arabia, United Arab Emirates and Qatar.

Latin America. As of December 31, 2025, ten vessels were located in this region, all of which were owned. These vessels consist primarily of a fleet of FSVs and PSVs that generally support exploration and production activities primarily in Brazil, Guyana, Mexico and Trinidad and Tobago. From time to time, the Company's vessels also work in Suriname and Colombia.

Seasonality

The demand for the Company's fleet can fluctuate with weather conditions because maintenance, construction and decommissioning activities are planned during times of the year with more favorable weather conditions. Seasonality is most pronounced for the liftboat fleet in the United States and offshore support vessels in Europe, Middle East and West Africa, with peak demand normally occurring during the summer months. As a consequence of this seasonality, the Company typically schedules drydockings or other repair and maintenance activity during the winter months.

Customers and Contractual Arrangements

The Company's principal customers are major integrated national and international oil companies, independent oil and natural gas exploration and production companies, oil field service and construction companies, as well as offshore wind farm operators and offshore wind farm installation and maintenance companies. For oil and natural gas customers, the volatility of commodity prices and an increased focus on capital discipline (*e.g.*, limiting incremental exploration and production spending to existing free cash flow and prioritizing returning money to shareholders) could limit their field development and production activities which utilize the Company's services, as these companies continue to focus on increasing or maintaining efficiency, controlling costs and delaying or abandoning exploration activity and facilities with less promise. However, some of our oil and natural gas customers have been increasing their capital expenditures in the years following the COVID-19 pandemic in response to higher demand for energy and are increasing their focus on reliable and secure energy sources while maintaining capital discipline. Additionally, offshore wind farm development, particularly in the Northeast of the U.S., has provided opportunities for the Company to work with new customers to the extent that they have been able to obtain permits.

During the year ended December 31, 2025, three customers, Azule Energy Angola S.p.A. ("Azule"), a joint venture between BP p.l.c. and Eni S.p.A., ExxonMobil Corporation ("ExxonMobil") and SEACOR Marine Arabia LLC ("SEACOR Marine Arabia"), a joint venture that is 45% owned by a subsidiary of SEACOR Marine and through which vessels are in service to Saudi Arabian Oil Company ("Saudi Aramco"), were each responsible for over 10% of the Company's consolidated operating revenues. Azule, ExxonMobil and SEACOR Marine Arabia were responsible for 27%, 17% and 14%, respectively, of the Company's consolidated operating revenues in 2025. The Company's ten largest customers accounted for approximately 84% of consolidated operating revenues in 2025. The loss of one or more of these customers could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company earns revenue primarily from the time charter and bareboat charter of vessels to customers. Since the Company charges customers based upon daily rates of hire, vessel revenues are recognized on a daily basis throughout the contract period. Under a time charter, the Company provides a vessel to a customer and is responsible for all operating expenses, typically excluding fuel. Under a bareboat charter, the Company provides a vessel to a customer and the customer assumes responsibility for all operating expenses and assumes all risks of operation. In the U.S. Gulf of America, time charter durations and rates are typically established in the context of master service agreements that govern the terms and conditions of the charter.

In the Company's operating areas, contracts or charters vary in length from several days to multi-year periods. Many of the Company's contracts and charters include cancellation clauses without early termination penalties. As a result of cancellations, options and frequent renewals, the stated duration of charters may not correlate with the length of time the vessel is contracted for to provide services to a particular customer.

Competitive Conditions

The market for offshore marine services is highly fragmented and competitive depending upon the region of operation. The most important competitive factors are pricing, availability and specifications of equipment to fit customer requirements (including with respect to energy efficiency and environmental stewardship). Other important factors include service, reputation, flag preference, local marine operating and regulatory conditions, the ability to provide and maintain logistical support given the complexity of a project, and the cost of moving equipment from one geographic region to another.

The Company has numerous competitors in each of the geographic regions in which it operates, ranging from international companies that operate in many regions to smaller local companies that typically concentrate their activities in one specific country or region.

Risks of Foreign Operations

For the years ended December 31, 2025, 2024, and 2023, 84%, 87%, and 79%, respectively, of the Company's operating revenues and $1.7 million, $2.3 million and $3.6 million, respectively, of the Company's equity in earnings from 50% or less owned companies, net of tax, were derived from its foreign operations.

Foreign operations are subject to inherent risks, which, if they materialize, could have a material adverse effect on the Company's business, financial position, results of operations, cash flows or prospects. See the risk factors regarding international operations in "Item 1A. Risk Factors" of this Annual Report on Form 10-K.

Government Regulation

The Company's ownership, operation, construction and staffing of vessels is subject to significant regulation under various international, federal, state and local laws, regulations and conventions, including international conventions and ship registry laws of the nations under which the Company's vessels are flagged, especially with respect to foreign ownership, health, safety, environmental protection and vessel and port security. The following summary is intended to highlight key regulations applicable to the Company's operations and vessels and is not intended to be comprehensive.

The Company does not expect that its near-term capital outlays required to comply with applicable laws and regulations will have a material adverse effect on its competitive position, financial position, results of operations, cash flows or prospects. The Company is subject to extensive federal, state, local and international environmental and safety laws and regulations and to comprehensive international conventions, including laws and regulations related to the discharge of oil and pollutants into waters regulated thereunder. Violations of these laws may result in civil and criminal penalties, fines, injunctions, or other sanctions, any of which could be material. However, because such laws and regulations frequently change and may impose increasingly strict requirements, the Company cannot predict the ultimate cost of complying with these laws and regulations. See "Item 1A. Risk Factors – The Company is subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect the cost, manner or feasibility of doing business" elsewhere in this Annual Report on Form 10-K.

Regulatory Matters

Most of the vessels operated by the Company are registered in foreign jurisdictions, with the remainder registered in the U.S. Vessels are subject to the laws of the applicable jurisdiction of registration regarding several matters, including ownership, manning, environmental protection and safety. In addition, the Company's vessels are subject to the requirements of a number of international conventions that are applicable to vessels depending on their jurisdiction of registration. Among the more significant of these conventions are: (i) the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto ("MARPOL"); (ii) the International Convention for the Safety of Life at Sea, 1974 and 1978 Protocols ("SOLAS"); (iii) the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW"); (iv) the Maritime Labour Convention, 2006 (the "MLC"); and (v) the International Ship and Port Facility Security Code (the "ISPS Code").

U.S. registered vessels are subject to the jurisdiction of the U.S. Coast Guard ("USCG"), the U.S. Customs and Border Protection ("CBP"), the U.S. Environmental Protection Agency ("EPA") and the U.S. Maritime Administration ("MARAD"), as well as in certain instances applicable state and local laws. The Company's operations may be, from time to time, regulated by the U.S. Bureau of Safety and Environmental Enforcement ("BSEE") and its Safety and Environmental Management System regulations, and the Company must also periodically certify that its maritime operations adhere to those regulations. These agencies and organizations establish safety requirements and standards and, together with the National Transportation Safety Board ("NTSB"), are authorized to investigate vessels and accidents and to recommend improved maritime safety standards. The Company is also subject to the requirements of the Occupational Safety and Health Act, and comparable state laws and regulations that govern the protection of the health and safety of employees.

The Company is subject to regulation under the U.S. Merchant Marine Act of 1920 ("Jones Act") and related U.S. cabotage laws, which restrict ownership and operation of vessels in the U.S. coastwise trade (defined as trade between points in the U.S.), including the transportation of cargo. Subject to limited exceptions, the Jones Act requires that vessels engaged in U.S. coastwise trade be built in the U.S., be registered under the U.S.-flag, be manned by predominantly U.S. crews, and be owned, operated and controlled by U.S. citizens. Violation of the Jones Act could prohibit operation of vessels in the U.S. coastwise trade during the period of such non-compliance, result in material fines and subject Company vessels to seizure and forfeiture.

SEACOR Marine's Third Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") and Third Amended and Restated By-Laws ("By-Laws") include various provisions designed to facilitate compliance with the Jones Act, including provisions that: (i) limit the aggregate percentage ownership by non-U.S. citizens of any class of SEACOR Marine's capital stock (including Common Stock) to 22.5% of the outstanding shares of each such class to ensure that ownership by non-U.S. citizens will not exceed the maximum percentage permitted by applicable maritime law (presently 25%) but authorize the Board of Directors, under certain circumstances, to increase the foregoing percentage to 24%; (ii) permit the use of a dual stock certification system to help determine such ownership; (iii) provide that any issuance or transfer of shares in excess of such permitted percentage shall be ineffective as against SEACOR Marine and prohibit SEACOR Marine and its transfer agent from registering such purported issuance or transfer of shares or be required to recognize the purported transferee or owner as a stockholder of SEACOR Marine for any purpose whatsoever except to exercise its remedies; (iv) provide that the purported transferee of any such excess shares shall not have any voting or dividend rights; (v) permit SEACOR Marine to redeem any such excess shares; and (vi) permit the Board of Directors to make such reasonable determinations as may be necessary to ascertain such ownership and implement such limitations. In addition, SEACOR Marine's By-Laws limit the number of non-U.S. citizens that may serve as directors and restrict any non-U.S. citizen from, among other things, holding certain specified senior officer positions. For more information, see SEACOR Marine's Certificate of Incorporation and By-Laws, which are filed as exhibits to this Annual Report on Form 10-K.

The Maritime Labour Convention, 2006 (the "MLC") establishes comprehensive minimum requirements for working conditions of seafarers including, among other things, conditions of employment, hours of work and rest, grievance and complaints procedures, accommodations, recreational facilities, food and catering, health protection, medical care, welfare, and social security protection. The MLC defines seafarer to include all persons engaged in work on a vessel in addition to the vessel's crew. Under this MLC definition, the Company may be responsible for proving that customer and contractor personnel aboard its vessels have contracts of employment that comply with the MLC requirements. The Company could also be potentially responsible for salaries and/or benefits of third parties that may board one of its vessels. The MLC requires certain vessels that engage in international trade to maintain a valid Maritime Labour Certificate issued by their flag administration. Although the U.S. is not a party to the MLC, U.S.-flag vessels operating internationally must comply with the MLC when visiting a port in a country that is a party to the MLC. As part of its safety management system ("SMS"), the Company maintains a fleetwide plan designed to comply with the MLC to the extent applicable to its vessels.

The hull and machinery of most commercial vessels are classed by an international classification society authorized by its country of registry and are subject to survey and inspection by shipping regulatory bodies. The international classification society periodically certifies that a vessel is maintained in accordance with the applicable rules and regulations of the vessel's country of registry and SOLAS. Certain of the Company's vessels are subject to the periodic inspection, survey, drydocking and maintenance requirements of the USCG, the American Bureau of Shipping ("ABS") and other marine classification societies.

Under provisions of the Merchant Marine Act of 1936 ("Merchant Marine Act") and Chapter 563 of Title 46 of the U.S. Code, the Company's U.S.-flag vessels are subject to requisition, charter or purchase by the U.S. government under certain terms and conditions during a national emergency as described further in "Item 1A. Risk Factors" under the heading "Under certain circumstances, the Company's vessels are subject to requisition for ownership or use by governmental agencies" of this Annual Report on Form 10-K. Vessels registered by the Company under other flag states may also be subject to requisition or purchase in accordance with comparable applicable laws of those states.

A wide range of domestic governmental agencies, including the USCG, the EPA, the U.S. Department of Transportation's Office of Pipeline Safety, the BSEE and certain individual states, regulate vessels and other structures in accordance with the requirements of the U.S. Oil Pollution Act of 1990 ("OPA 90") or analogous state law. There is currently little uniformity among the regulations issued by these agencies, which increases the Company's compliance costs and risk of non-compliance.

The International Safety Management Code ("ISM Code"), adopted by the International Maritime Organization (the "IMO") as an amendment to SOLAS, provides international standards for the safe management and operation of ships and for the prevention of marine pollution from ships. The U.S. enforces the ISM Code for all U.S.-flag vessels and those foreign-flag vessels that call at U.S. ports. All of the Company's vessels that are 500 or more gross tons are periodically certified to be in compliance with the standards set forth in the ISM Code's safety and pollution protocols. The Company also voluntarily complies with these protocols for some vessels that are under the mandatory 500-gross ton threshold and many of the Company's customers contractually require compliance with these protocols regardless of the gross tonnage of the vessel. Under the ISM Code, vessel operators are required to develop an extensive SMS applicable to the vessel and shoreside personnel that includes, among other things, the adoption of a written system of safety and environmental protection policies setting forth instructions and procedures for operating their vessels subject to the ISM Code and describing procedures for responding to emergencies. The ISM Code also requires shipping companies to periodically obtain certain safety certifications for each vessel subject to the ISM Code that it operates or manages, and for the manager of each such vessel. The Company believes that it has complied with these requirements in all material respects.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels, may cause the loss of customers, and may result in the denial of access to, or detention in, some ports. For example, the USCG authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from utilizing U.S. ports.

Regulatory Compliance

OPA 90 establishes a regulatory and liability regime for the protection of the environment from oil spills. OPA 90 applies to owners and operators of facilities operating near navigable waters of the U.S., and owners, operators and bareboat charterers of vessels operating in U.S. waters, which include the navigable waters of the U.S. and the 200-mile exclusive economic zone around the U.S. (the "EEZ"). For purposes of its liability limits and financial responsibility and response planning requirements, OPA 90 differentiates between tank vessels (such as chemical and petroleum product vessels and liquid tank barges) and "other vessels" (such as the Company's offshore support vessels).

Under OPA 90, owners and operators of regulated facilities and owners and operators or bareboat charterers of vessels are "responsible parties" and may be jointly, severally and strictly liable for removal costs and damages arising from actual or threatened oil spills up to certain limits of liability as discussed below. Damages are defined broadly to include: (i) injury to natural resources and the costs of remediation thereof; (ii) injury to, or economic losses resulting from, the destruction of real and personal property; (iii) net loss by various governmental bodies of taxes, royalties, rents, fees or profits; (iv) lost profits or impairment of earning capacity due to property or natural resources damage; (v) net costs of providing increased or additional public services necessitated by a spill response, such as protection from fire or other hazards or taking additional safety precautions; and (vi) loss of use of available natural resources.

OPA 90 limits liability for responsible parties for non-tank vessels, such as the Company's, to the greater of $1,300 per gross ton or $1,076,000. These liability limits do not apply (a) if an incident is caused a violation by a responsible party, or a person acting on their behalf pursuant to a contract, of federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, (b) if the responsible party fails or refuses to report the incident or to provide reasonable cooperation and assistance in connection with oil removal activities as required by a responsible official or (c) if the responsible party fails or refuses to comply with an order issued under OPA 90.

OPA 90 requires vessel owners and operators to establish and maintain with the USCG evidence of insurance or qualification as a self-insurer or other evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In recent years, the Company has satisfied USCG regulations by providing evidence of financial responsibility demonstrated by commercial insurance and self-insurance. OPA 90 regulations also implement the financial responsibility requirements of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which imposes liability for any discharge of hazardous substances, similar to OPA 90, and provides compensation for cleanup, removal and natural resource damages. Liability per vessel under CERCLA is limited to the greater of $300 per gross ton or $5,000,000, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

Under the USCG regulations, owners and operators of non-tank vessels are required to prepare response plans. The Company expects its current pollution liability insurance to cover spill removal costs and damage, subject to coverage deductibles and limitations, with a limit of $1.0 billion. The Company's business, financial position, results of operations, cash flows or prospects could be material adversely affected if the Company incurs spill liability under circumstances in which the Company's insurance does not provide coverage, the Company's underwriters fail or refuse to pay a covered claim, or the loss exceeds the Company's coverage limitations.

MARPOL is the main international convention covering prevention of marine pollution by vessels from operational or accidental discharges. It is implemented in the U.S. pursuant to the Act to Prevent Pollution from Ships. Since the 1990s, the Department of Justice ("DOJ") has been aggressively enforcing U.S. criminal laws against vessel owners, operators, managers, crew members, shore side personnel, and corporate officers related to violations of MARPOL. The DOJ has imposed penalties relating to operating faulty pollution prevention devices, falsifying records, obstructing justice, and making false statements. In certain cases, responsible shipboard officers and shoreside officials have been sentenced to prison. In addition, the DOJ has required most defendants to implement a comprehensive environmental compliance plan ("ECP") or risk losing the ability to operate in U.S. waters. If the Company is subjected to a DOJ prosecution, it could suffer material adverse effects, including substantial criminal penalties and defense costs, reputational damages and costs associated with the implementation of an ECP.

The U.S. Clean Water Act ("CWA") prohibits the discharge of "pollutants" into the navigable waters of the U.S. The CWA also prohibits the discharge of oil or hazardous substances into navigable waters of the U.S. and the EEZ around the U.S. and imposes civil and criminal penalties for unauthorized discharges, thereby exposing the Company to potential liability that is in addition to its exposure arising under OPA 90 and CERCLA. The CWA also imposes liability for removal and cleanup costs.

The CWA also established the National Pollutant Discharge Elimination System ("NPDES") permitting program, which governs discharges of pollutants into navigable waters of the U.S. Pursuant to the NPDES permitting program, the EPA has issued Vessel General Permits covering discharges incidental to normal vessel operations. The EPA issued the 2013 Vessel General Permit ("2013 VGP") with an initial five-year term. In light of the legislation described below, the 2013 VGP continues to apply to the Company's U.S.-flag and foreign-flag commercial vessels that are at least 79 feet in length and operate within the three-mile territorial sea of the U.S. The 2013 VGP requires vessel owners and operators to adhere to "best management practices" to manage the covered discharges that occur normally in the operation of a vessel, including ballast water, and implements various training, inspection, monitoring, record keeping, and reporting requirements, as well as corrective actions upon identification of deficiencies. The Company has filed a Notice of Intent to be covered by the 2013 VGP for each of its ships that operate in U.S. waters.

In 2018, the Vessel Incidental Discharge Act ("VIDA"), established a new framework for the regulation of discharges incidental to the normal operations of vessels. In late 2024, the EPA adopted under VIDA performance standards for vessel incidental discharges. The USCG is required to issue enforcement regulations by late 2026. VIDA extends the 2013 VGP's provisions, leaving them in effect until new regulations are final and enforceable. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the 2013 VGP, including submission of annual reports. The Company believes it is premature to predict what additional costs it may incur to comply with any such new regulations and performance standards.

Many countries have ratified and apply the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the "1969 Convention"). Some of these countries have also adopted the 1992 Protocol to the 1969 Convention (the "1992 Protocol"). Under both the 1969 Convention and the 1992 Protocol, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil from ships carrying oil in bulk as cargo, subject to certain defenses. These conventions also limit the liability of the shipowner under certain circumstances, provided the discharge was not caused by the shipowner's actual fault or intentional or reckless misconduct.

Vessels trading to countries that are parties to these conventions must provide evidence of insurance covering the liability of the owner. The Company believes that its Protection and Indemnity insurance should cover any liability under these conventions, subject to applicable policy deductibles, exclusions and limitations.

The U.S. is not a party to the 1969 Convention or the 1992 Protocol, and thus OPA 90, CERCLA, CWA and other federal and state laws apply in the U.S. as discussed above. In other jurisdictions where the 1969 Convention has not been adopted, various local legislative and regulatory schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the 1969 Convention.

The International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001, was adopted to ensure that adequate, prompt and effective compensation is available to persons who suffer damage caused by spills of oil when used as fuel by vessels. The convention applies to damage caused to the territory, including the territorial sea and the EEZs, of the countries that are party to it. Although the U.S. has not ratified this convention, U.S.-flag vessels operating internationally are subject to it when they sail within the territorial waters of those countries that have implemented its provisions. The Company believes that its vessels comply with these requirements.

The U.S. National Invasive Species Act ("NISA") was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. waters through ballast water received in foreign ports. The USCG adopted regulations under NISA that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. All new vessels constructed on or after December 1, 2013, regardless of ballast water capacity, must comply with these requirements on delivery from the shipyard absent an extension from the USCG. For non-exempt vessels, ballast water treatment equipment may be required to be used on the vessel. Some U.S. states have enacted legislation or regulations to limit the introduction of invasive species through operational and permitting requirements, which in many cases have also become part of the state's 2013 VGP certification. Other states may proceed with the enactment of similar requirements that could increase the Company's costs of operating in state waters. The Company believes that all of its vessels maintain a ballast water management plan compliant with applicable regulations.

The IMO ratified the International Convention for the Control and Management of Ships' Ballast Water and Sediments, otherwise known as the Ballast Water Management Convention (the "BWM Convention"), effective September 8, 2017. Under the BWM Convention, all ships engaged in international voyages are required to manage their ballast water and sediments under a ship-specific ballast water management plan. The U.S. is not a party to the BWM Convention, but U.S. flagged vessels that undertake international voyages may have to install a USCG/EPA approved ballast water treatment system ("BWTS") or use one of the other management options under the USCG/EPA ballast water management rules and the BWM Convention to achieve compliance. The Company installs BWTS on its vessels as required by the USCG/EPA and BWM Convention.

The Endangered Species Act, related regulations and comparable state laws protect species threatened with possible extinction. Protection may include restrictions on the speed of vessels in certain ocean waters and may require the Company to change the routes of vessels during particular periods.

The Clean Air Act (as amended, the "CAA") requires the EPA to promulgate standards applicable to emissions of various air contaminants. The CAA also requires states to submit State Implementation Plans ("SIPs"), which are designed to attain national health-based air quality standards throughout the U.S., including major metropolitan and industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. The EPA and some U.S. states have each proposed more stringent regulations of air emissions from propulsion and auxiliary engines on oceangoing vessels.

MARPOL also addresses air emissions, including emissions of sulfur and nitrous oxide ("NOx"), from vessels, including a worldwide requirement that became effective on January 1, 2020 to use fuels with a sulfur content no greater than 0.5% in diesel engines on vessels. MARPOL also imposes NOx emissions standards on installed marine diesel engines of over 130 kW output power other than those used solely for emergency purposes. The actual NOx limit is determined by a variety of factors, including the vessel's construction date, rated engine speed, and operating area.

More stringent sulfur and NOx requirements apply in certain designated Emission Control Areas ("ECAs"). There are currently five ECAs worldwide: the Baltic Sea ECA, North Sea ECA, North American ECA, U.S. Caribbean ECA, and Mediterranean ECA. Two more ECAs in the Canadian Arctic and the Norwegian Sea are scheduled to take effect on March 1, 2027. As of January 1, 2015, vessels operating in an ECA must burn fuel with a sulfur content no greater than 0.1%. Further, marine diesel engines on vessels constructed on or after January 1, 2016 that are operated in an ECA must meet the stringent NOx standards described above.

The Company's operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject in the U.S. to the requirements of the Resource Conservation and Recovery Act ("RCRA") or comparable state, local or foreign requirements. From time to time the Company arranges for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. As a general matter, with certain exceptions, vessel owners and operators are required to determine if their wastes are hazardous, obtain a generator identification number, comply with certain standards for the proper management of hazardous wastes, and use hazardous waste manifests for shipments to disposal facilities. Moreover, vessel owners and operators may be subject to more stringent state hazardous waste requirements. If such materials are improperly disposed of by third parties with which the Company contracts, the Company could potentially be held liable for cleanup costs under applicable laws.

MARPOL also governs the discharge of garbage from ships. MARPOL defines certain sea areas, such as the "wider Caribbean region" as "special areas" requiring a higher level of protection than other areas of the sea. Applicable MARPOL regulations provide for strict garbage management procedures and documentation requirements for all vessels and fixed and floating platforms. These regulations impose a general prohibition on the discharge of all garbage unless the discharge is expressly provided for under the regulations. The regulations have greatly reduced the amount of garbage that the Company's vessels are allowed to dispose of at sea.

Various international conventions and federal, state and local laws and regulations have been considered or implemented to address the environmental effects of emissions of greenhouse gases, such as carbon dioxide and methane. At United Nations climate change conferences over the past few decades, various countries have agreed to specific international accords or protocols to establish limitations on greenhouse gas emissions. In December 1997, the Kyoto Protocol was adopted pursuant to which member parties agreed to implement national programs to reduce emissions of greenhouse gases. At the 2015 United Nations climate change conference in Paris, the U.S. and various other countries adopted the Paris Agreement, which seeks to reduce emissions in an effort to slow global warming. At the 2023 COP28 United Nations climate summit in Dubai, the U.S. and nearly 200 other countries agreed to transition away from using fossil fuels in energy systems. None of these U.N. accords specifically mention shipping. On January 20, 2025, the United States withdrew from the Paris Agreement.

The IMO has announced its intention to develop limits on greenhouse gases from international shipping and is working on proposed mandatory technical and operational measures to achieve these limits. The first step toward this goal occurred in October 2016, when the IMO adopted a system for collecting global data on ships' fuel-oil consumption. In 2020, the IMO proposed amendments to MARPOL that would require vessels to combine a technical and an operational approach to reduce their carbon intensity. The measures are aimed at reducing carbon intensity of international shipping by 40% by 2030, compared to 2008. The IMO's Marine Environment Protection Committee adopted a revised strategy to reduce greenhouse gas emissions and has set a target to reach net-zero GHG emissions from shipping by or around 2050. The IMO's Marine Protection Committee is scheduled to meet in October of 2026 to consider formal adoption of amendments to MARPOL relating to the IMO Net-Zero Framework, which, among other things, would introduce a carbon credit trading program for ocean-going vessels larger than 500-gross tons.

For operation within the European Union ("E.U."), the Company's vessels need to meet the E.U. Ship Recycling Regulation that requires shipping companies to survey and record their inventory of hazardous materials. The Company's fleet is being impacted by changes to MARPOL and the International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk, which sets out international standards for the safe carriage, in bulk by sea, of dangerous chemicals and noxious liquid substances ("NLS"). These changes limit the number of dangerous chemicals and NLS cargoes that the Company's vessels can carry and impose additional requirements that could, in certain instances, functionally preclude their carriage. Any future adoption of climate control treaties, legislation or other regulatory measures by the United Nations, IMO, the E.U., U.S. or other countries where the Company operates that restrict emissions of greenhouse gases could result in financial and operational impacts on the Company's business (including potential capital expenditures to reduce such emissions).

The Company manages exposure to losses from the above-described treaties, laws and regulations through its development of appropriate risk management programs, including compliance programs, safety management systems and insurance programs. Although the Company believes these programs mitigate its legal risk, there can be no assurance that these programs will be able to prevent all infractions, nor can the Company provide assurances that future regulations or requirements or any discharge or emission of pollutants by the Company will not have a material adverse effect on its business, financial position, results of operations, cash flows or prospects.

In addition to the above description of U.S. and E.U. laws and international conventions, the Company's foreign operations are subject from time to time to similar laws of other countries.

Security

The USCG, the IMO, states and local ports continue to adopt heightened security procedures related to ports and vessels.

To implement certain portions of the U.S. Maritime Transportation Security Act of 2002 ("MTSA"), the USCG issued regulations in 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, the IMO adopted amendments to SOLAS, known as the ISPS Code, creating a new chapter dealing specifically with maritime security. The chapter imposes various detailed security obligations on vessels and port authorities. Included in the various requirements under MTSA and/or the ISPS Code are the following:

- onboard installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

- onboard installation of ship security alert systems;

- the development of vessel security plans and facility security plans, as applicable;

- the implementation of a Transportation Worker Identification Credential program in the U.S.; and

- compliance with flag state security certification requirements.

The USCG regulations, which are intended to align with international maritime security standards, generally deem foreign-flag vessels to be in compliance with MTSA vessel security measures provided such vessels have onboard a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. However, U.S.-flag vessels that are engaged in international trade must comply with all of the security measures required by MTSA, as well as SOLAS and the ISPS Code.

On January 17, 2025, the USCG issued a final rule on cybersecurity in the U.S. Marine Transportation System, which establishes minimum security requirements for the maritime sector, including U.S.-flag vessels. The new regulations became effective on July 16, 2025, and require certain cybersecurity training. The regulations also require owners and operators of U.S.-flag vessels to appoint a Cybersecurity Officer, conduct a Cybersecurity Assessment, and develop a Cybersecurity Plan and Cyber Incident Response Plan within certain time periods. The Cybersecurity Plan must be submitted to and approved by the USCG.

In response to these security programs, the Company has implemented flag state approved security plans, high-risk waters annexes and other procedures designed to address applicable security standards.

Industry Hazards and Insurance

Vessel operations involve inherent risks associated with carrying large volumes of cargo and rendering services in a marine environment. Hazards include adverse weather conditions, collisions, fire and mechanical failures, which may result in death or injury to personnel, damage to equipment, loss of business, contamination of cargo, pollution and other environmental damages and increased costs. The Company maintains hull, liability and war risk, general liability, workers compensation and other customary insurance subject to various deductibles, exclusions and coverage caps. The Company also conducts training, drills and safety awareness programs to promote a safe working environment and minimize and respond to hazards. See "Item 1A. Risk Factors – The Company is subject to hazards inherent in the operation of offshore support and related vessels and has experienced accidents that have resulted in the loss of life, disrupted operations and caused reputational harm".

Employees and Human Capital Management

The Company's sustainability council (the "Sustainability Council"), established on September 17, 2020, is mandated to oversee the Company's enhanced environmental, social and governance ("ESG") program. The Sustainability Council is an internal committee led by SEACOR Marine's Chief Executive Officer with membership made up of senior executives, operational heads, and safety and health, compliance, and human resources professionals. The Sustainability Council reports to the Nominating and Corporate Governance Committee of the Board of Directors. The members of the Sustainability Council collaborate and drive initiatives on all matters related to sustainability, including, but not limited to environmental protection, clean energy technology, social responsibility, employee, lender, contractor and community engagement, health and safety, and community empowerment. Together with the Board of Directors, the Sustainability Council helps establish sustainability goals and integrate them into strategic and tactical business activities across the Company to contribute to risk management and long-term value for all stakeholders.

The Company periodically publishes a Sustainability Report, offering in-depth insights into the Company's sustainability efforts and ESG practices. Additionally, the Company's website features a dedicated section specifically focusing on its ESG efforts and its sustainable and responsible business practices.

As part of the Company's ESG efforts and with the assistance of the Sustainability Council, the Company's Chief Executive Officer has the primary responsibility for developing, managing, and executing the Company's human capital strategy. As of December 31, 2025, the Company employed 889 individuals directly and indirectly (through crewing or manning agreements), none of whom are members of a union under the terms of an ongoing agreement. Management considers relations with its employees to be good. The Company believes that its success is driven by its employees, and its human capital strategy focuses on the following key areas:

Health and Safety: The health and safety of the Company's employees is its highest priority. The Company's health and safety programs, namely its SMS, are implemented to comply with applicable regulations and follow global standards, as well as address the specific hazards of the Company's various work environments. The Company continues to implement enhanced health and safety protocols throughout its operations, including through the provision of personal protective equipment for offshore operation and installation of hydroxyl generators in vessel heating, ventilation, and air conditioning systems primarily to destroy pathogens, viruses and bacteria on surfaces and in the air. For the Company's onshore employees, the Company has enhanced remote working capabilities as well as other arrangements. The Company regularly conducts management reviews, audits, and inspections onboard its vessels and shore side locations to ensure compliance with applicable regulations, policies, and procedures. Among other periodic audits by flag states and customers, the Company is also audited annually by an independent classification society to confirm compliance with applicable regulations and standards. The Company utilizes several metrics to assess the performance of its health and safety policies, procedures, and initiatives, including pollution incidents, lost time incidents, medical incidents, and fatalities. In fiscal year 2025, the Company worked over 4.9 million man-hours across its global businesses, and recorded zero pollution incidents, one medical incident, one lost time incident and had a total recordable incident rate of 0.080.

Employee Engagement: The Company recognizes the value of diversity and inclusion within its organization and strives to ensure that its workplace reflects the diverse communities in which it operates in order to promote collaboration, innovation, creativity and belonging. The Sustainability Council has been mandated by the Nominating and Corporate Governance Committee to develop strategies to promote diversity in the workplace and oversees the Company's Employee Engagement Council, which is responsible for developing policies and practices to recruit, support, promote and retain staff with diverse viewpoints, backgrounds, experiences and attributes.

The Company is proud of its diverse workforce and cross-cultural competencies and, as of December 31, 2025, employed individuals from 36 countries. The Company further recognizes that the maritime industry has traditionally been male dominated, and as a result, the Company is seeking to increase the representation of females by developing practical and innovative strategies. As of December 31, 2025, 30% of SEACOR Marine's onshore workforce was female, while only a small fraction of its at sea workforce were female seafarers. SEACOR Marine is committed to continuing to recruit and employ qualified candidates regardless of their gender or cultural background or identity.

Training and Talent Development: The Company is committed to the education of its employees and has committed to provide its employees with a variety of learning opportunities, including, but not limited to, leadership training, technical skill development, soft skills development, workplace conduct guidance, and health, safety and security training. The Sustainability Council works collaboratively with SEACOR Marine's human resources department to continually enhance and promote its training programs to attract new talent as well as develop and retain talent within the organization.

Employee Benefits: The Company believes in the importance of offering its employees competitive salaries and wages, together with comprehensive benefit options. Benefit options include medical, prescription drug, vision, dental, life, and disability insurance, and flexible spending accounts. Employees and their family members are also provided with access to tools and resources to assist in adopting and maintaining a healthy lifestyle. Other valuable benefits that may be provided by the Company include life and travel assistance programs, will preparation and retirement savings plans, such as a 401(k) plan for U.S. employees.

ITEM 1A. RISK FACTORS

Summary of Risk Factors

The Company's business, financial position, results of operations, cash flows and prospects may be materially adversely affected by numerous risks. Carefully consider the risks described below, which represent the material risk factors that affect the Company and are known to the Company at this time, as well as the other information that has been provided in this Annual Report on Form 10-K. Additional risks, not presently known to the Company or not perceived as material, may also materially and adversely affect the Company's business, financial position, results of operations, cash flows and prospects. Material risks that may affect the Company's business, financial position, results of operations, cash flows and prospects include, but are not necessarily limited to, those relating to:

Risk Factors Related to the Company's Business and Industry

- fluctuating prices and decreased demand for oil and natural gas;

- decreased demand for offshore oil and natural gas exploration, development and production;

- restrictions and limitations imposed by credit facilities on operating and financial flexibility;

- indebtedness;

- downward pricing pressures on the price of crude oil and natural gas resulting from unconventional crude oil and natural gas sources and improved economics of producing natural gas and oil from such sources;

- losses or impairment charges related to sold or idle vessels;

- increase in competition in the offshore marine service industry;

- oversupply of vessels or equipment serving offshore oil and natural gas operations may adversely impact charter rates for vessels and equipment;

- loss of significant customers;

- consolidation of customer base may adversely affect demand for services and reduction in revenue;

- inability to maintain or replace offshore support vessels as they age;

- failure to successfully complete construction or conversion of vessels, repairs, maintenance or routine drydockings on schedule and on budget;

- public health emergencies and their impact and disruption to business operations and workforce;

- inability to attract and retain qualified personnel and crew vessels appropriately;

- inability to improve operations and financial systems, and recruitment of additional staff;

- seasonal factors and their impact on business operations and workforce;

- incurring high levels of fixed costs regardless of business activity levels;

- incurring higher than expected costs to return previously cold-stacked vessels to class as the markets recovers or marketing strategies change;

- inflation and increased interest rates may increase operating costs and capital costs;

- inability to renew or replace expiring contracts for vessels;

- early termination of vessel contracts may adversely affect operations;

- inability to protect against service interruptions, data corruption, cyber-based attacks or network security breaches;

- failure to comply with data protection and privacy laws could lead to financial penalties and reputational harm;

- increased regulation of the offshore marine industry;

- changes in federal government regulation of offshore resources for the production of oil and natural gas or the development of offshore wind farms;

- changes in a wide range of other laws and regulations that can adversely affect the cost, manner or feasibility of doing business;

- global climate change and changes to environmental regulations and environmental expectations;

- instability of political, military and economic conditions in foreign countries;

- business operation disruptions and exposure to liability caused by hazards inherent for the operation of vessels;

- ability to retain customers due to a failure to maintain an acceptable safety record;

- inadequacy of insurance coverage;

- inadequate indemnification by customers for damage to their property or the property of their other contractors;

- adverse effects and additional risks to business resulting from significant corporate transactions;

- prohibition of operation of offshore support vessels in the U.S. resulting from failure to restrict the amount of ownership of SEACOR Marine's Common Stock by non-U.S. citizens;

- repeal, amendment, suspension or non-enforcement of the Jones Act;

- inability to divest parts of the business or forfeiture of vessels resulting from restrictions placed on non-U.S. citizen ownership;

- restrictions placed by SEACOR Marine's incorporation and formation documents limiting ownership of Common Stock by individuals and entities that are not U.S. citizens may affect liquidity of Common Stock and may result in non-U.S. citizens being required to sell their shares at a loss or relinquish their voting, dividend and distribution rights;

- inability to access funds, redeem any excess shares and suspension of operations in the U.S. coastwise trade due to non-U.S. citizens owning more than 22.5% of SEACOR Marine's common stock, as limited by our bylaws (which are stricter than the regulatory limit of 25%);

- requisition or use by governmental agencies of the Company's vessels;

- inability to improve cash flow and liquidity through vessel sales resulting from inability to locate buyers with access to financing or to complete any sales on acceptable terms or within a reasonable time frame;

- inability to collect amounts owed by customers;

- lack of sole decision-making authority and disputes between joint ventures and investments in joint ventures;

- exposure to potential future losses due to participation in industry-wide, multi-employer, defined benefit pension plans;

- federal law and state law job-related claims;

Risk Factors Related to the SEACOR Marine's Common Stock

- fluctuations in Common Stock price;

- ownership dilution;

- Common Stock price and trading volume decline due to securities or industry analyst reports and recommendations;

- costs associated with the development and maintenance of proper and effective internal controls over financial reporting;

- failure to achieve and maintain effective internal controls over financial reporting;

- depression of Common Stock price due to provisions in SEACOR Marine's incorporation and formation documents that may discourage, delay or prevent a change of control of SEACOR Marine or changes in SEACOR Marine's management;

- limitations to common stockholders' ability to obtain favorable judicial forum for disputes due to forum selection clause restrictions placed by SEACOR Marine's incorporation and formation documents; and

- intention not to pay dividends on our Common Stock for the foreseeable future.

Risk Factors Related to the Company's Business and Industry

The Company is exposed to fluctuating prices of oil and natural gas and decreased demand for oil and natural gas.

The market for the Company's offshore support services is impacted by the comparative price for exploring, developing, and producing oil and natural gas and by the corresponding supply and demand for oil and natural gas, both globally and regionally. The prices of these commodities are subject to significant volatility. Among other factors, the increased supply of oil and natural gas from the development of unconventional oil and natural gas supply sources, particularly shale, and technologies to improve recovery from current sources have caused volatility in the price of oil and natural gas as well as a reduction of demand and prices charged for offshore support services globally. The increased use of electric cars and the development of alternative sources of energy to hydrocarbons, such as solar and wind power and other developing technology, as well as increasing regulations on greenhouse gas emissions and actions taken and expected to be taken by companies, governments and investors to reduce dependence on hydrocarbon-based fuels could further diminish the demand for oil and natural gas in the coming years. Other factors that influence the supply and demand and the relative price of oil and natural gas include operational issues, natural disasters, weather, political instability, conflicts, civil unrest, the worldwide economic, political and military environment, acts of terrorism, foreign exchange rates, economic conditions and actions by major hydrocarbon-producing countries, as well as sanctions on such countries that prohibit the sale of these commodities. For example, the implementation or removal of sanctions on countries with oil and natural gas production could significantly decrease or increase the supply of oil and natural gas and the corresponding price for such commodities. Additionally, the price of oil and natural gas and the relative cost to extract, proximity to market and political imperatives of countries with offshore deposits affect the willingness to commit investment for contract drilling rigs and offshore support vessels used for offshore exploration, field development and production activities, which in turn affects the Company's results of operations. Prolonged periods of low oil and natural gas prices or rising costs result in lower demand for the Company's services and can give rise to impairments of the Company's assets.

The Company's operations depend on the level of spending by oil and natural gas companies for exploration, development and production, maintenance and decommissioning activities. Both short-term and long-term trends in oil and natural gas prices affect these activity levels. Oil and natural gas prices, as well as the level of drilling, exploration and production activity, have been highly volatile over the past few years and are expected to continue to be volatile for the foreseeable future. The volatility of the energy markets generally makes it extremely difficult to predict future oil and natural gas price movements over the long term. For example, the West Texas Intermediate ("WTI") front month oil prices experienced unprecedented volatility during 2020 due to the COVID-19 pandemic and the related effects on the global economy, including going negative for a short period of time. Oil prices then steadily increased from the lows hit at the beginning of the COVID-19 pandemic and hit a multi-year high of $122 per barrel during 2022, primarily as a result of the conflict between Russia and Ukraine as well as the related economic sanctions imposed on Russia by the U.S., Canada and European countries and economic uncertainty but subsequently decreased to pre-conflict levels. Recent U.S. foreign policy decisions may also have short- and long-term effects on oil and gas pricing. During 2025, WTI oil prices hit a low of $55 per barrel in December 2025 and a high of $81 per barrel in January 2025, ending the year at $57 per barrel.

Declines in oil prices are primarily caused by, among other things, an excess of supply of crude oil in relation to demand. Since developing offshore oil fields, particularly in deep waters, is one of the most capital intensive sources of hydrocarbons and providing transportation and logistics services to these markets is the largest component of the Company's business, the Company is particularly exposed to depressed oil and natural gas prices that last for some period of time. When the Company's customers experience low commodity prices or come to believe that they will be low in the future, they generally reduce their capital spending for offshore drilling, exploration and field development. The significant decrease in oil and natural gas prices experienced in 2020 as a result of the COVID-19 pandemic and the related effects of the pandemic on the global economy caused a reduction in many of the Company's customers' exploratory, drilling, completion and other production activities and, as a result, reduced related spending on the Company's services. While spending on the Company's services has steadily improved since the pandemic, the Company's overall fleet utilization for the years ended December 31, 2025, 2024 and 2023, was 66%, 67% and 75%, respectively. The prolonged reduction in the overall level of exploration and development activities has materially and adversely affected the Company by negatively impacting its fleet utilization, which in turn has negatively affected its revenues, cash flows, profitability and the fair market value of the Company's vessels. It could also affect the collectability of the Company's receivables and its ability to retain skilled personnel. Periods of low activity intensify price competition in the industry, which erodes operating margins, and can lead to the Company's vessels being idle for long periods of time and, in turn, could lead to significant expenses upon reactivation.

Demand for many of the Company's services is impacted by the level of activity in the offshore oil and natural gas exploration, development and production industry.

The level of offshore oil and natural gas exploration, development and production activity has historically been volatile. This volatility is likely to continue. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond the Company's control, including:

- the worldwide economic environment, trends in international trade or other economic trends, including recessions and the level of activity in energy-consuming markets;

- prevailing oil and natural gas prices and expectations about future prices and price volatility;

- assessments of offshore drilling prospects compared with land-based opportunities;

- the cost of exploring for, producing and delivering oil and natural gas offshore and the relative cost of, and success in, doing so on land, including fracking and other technologies that make it more economical to produce oil from non-traditional sources;

- consolidation of oil and natural gas and oil service companies operating offshore;

- worldwide supply and demand for energy, petroleum products and chemical products;

- availability and rate of discovery of new oil and natural gas reserves in offshore areas;

- federal, state, local and international political and economic conditions, and policies including cabotage and local content laws;

- technological advancements affecting exploration, development, energy production and consumption;

- the ability or willingness of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing;

- the level of oil and natural gas production by non-OPEC countries;

- international sanctions on oil and natural gas producing countries, including certain sanctions against Iran, Russia and Venezuela, the acceptance of oil produced by such countries, and the allocation of our customers' capital expenditure budgets to such countries;

- terrorism, civil unrest and the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities involving significant oil producing regions such as the Middle East, Russia and Venezuela as well as other geographic areas, including the U.S.;

- weather conditions and catastrophic events;

- environmental regulation and, more generally, the energy transition to non-hydrocarbon sources;

- regulation of drilling activities and the availability of drilling permits and concessions;

- the ability of oil and natural gas companies to generate or otherwise obtain funds for capital projects; and

- increase in the use and exploitation of renewable energy and the development of alternative fuel or energy sources.

The prolonged material downturn in oil and natural gas prices until the recent recovery experienced in 2021 caused a substantial decline in expenditures for exploration, development and production activity, which resulted in a decline in demand and lower rates for the Company's offshore energy support services and, in turn, lower utilization levels. Although activity levels and day rates have recovered somewhat over the past few years, continued under-investment by our customers or a new decrease in activity could once again reduce the Company's day rates and its utilization, which would in turn have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects. In addition, increases in commodity demand and prices will not necessarily result in an immediate increase in offshore drilling activity since project development lead and planning times, reserve replacement needs, expectations of future commodity demand, energy transition, customer capital discipline, prices and supply of available competing vessels all combine to affect demand for the Company's vessels.

The Company operates in four primary regions: the U.S., primarily U.S. Gulf of America; Africa and Europe; the Middle East and Asia; and Latin America, primarily in Guyana and Mexico. The volume of work contributed by each region changes periodically due to a number of factors including how active each region is, how many vessels are working in each region and the changing political, economic or regulatory landscape of the applicable region. For instance, for the years ended December 31, 2025, 2024, and 2023, approximately 16%, 13% and 21%, respectively, of the Company's operating revenues were earned in the U.S. The Company has some ability to shift the location of its assets between regions depending upon local regulation and cost of doing business, among many other factors, and, while it has repositioned some assets from less active regions to other regions and may continue to do so in the future, such efforts may not be sufficient to counter any changes in demand in any particular region.

Restrictions imposed by the terms of the Company's existing credit facilities or future indebtedness it may incur can limit the Company's operating and financial flexibility. In addition, there can be no assurance that the Company will meet the requirements of its financial covenants on an ongoing basis or that if it should fail to meet such covenants in the future, the lender under the relevant credit agreement will agree to waivers or amendments with respect thereto.

The Company's existing credit facilities impose, and its future credit facilities may impose, restrictions, such as negative covenants and maintenance of financial ratio covenants, which may limit the Company's operating and financial flexibility. Negative covenants such as limitations on the incurrence of additional indebtedness or liens may affect the Company's ability to incur additional debt if needed, while asset sale covenants could affect its ability to sell assets to generate liquidity and properly manage its fleet size. Requirements to maintain a minimum level of liquidity could also affect cash available for working capital, capital expenditures, debt service and general corporate purposes. For instance, the 2024 SMFH Credit Facility (as defined below) contains covenants limiting the ability of the Company to incur additional indebtedness or liens (subject to important exceptions) and also requires the Company to maintain a minimum of Cash and Cash Equivalents equal to the higher of $20.0 million and 7.5% of Net Interest-Bearing Debt (as each are defined in the 2024 SMFH Credit Facility) (see "Note 5. Long-Term Debt" in the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K). While the Company was in compliance with all such covenants as of December 31, 2025, the Company's ability to maintain compliance with these financial ratio covenants may be affected by general economic conditions or other events beyond the Company's control and no assurance can be given that such ratios will be met in the future. If the Company is unable to meet such ratios or is otherwise unable to comply with covenants in these facilities, it may be unable to reach agreements with the lenders under such credit facilities for waivers and/or amendments to the applicable covenants. Failure to comply with these restrictions could result in the lenders accelerating all amounts due under the credit facility and potentially trigger a cross-default or acceleration of the Company's other credit facilities.

There are risks associated with the Company's indebtedness.

As of December 31, 2025, the Company has $338.9 million of outstanding indebtedness under the loan facility entered into by SEACOR Marine Foreign Holdings Inc. ("SMFH"), a wholly owned subsidiary of the Company, on November 27, 2024 (the "2024 SMFH Credit Facility"), which bears interest at a fixed rate of 10.30% per annum.

The Company's ability to meet its debt service obligations and refinance its current indebtedness, as well as any future debt that it may incur, will depend upon its ability to generate cash in the future from operations, financings or asset sales, which are subject to general economic conditions, the Company's results of operations, industry cycles, seasonality, the interest rate environment, the general state of the capital markets at the time it seeks to refinance its debt, financial, business and other factors, some of which may be beyond the Company's control. If the Company cannot repay or refinance its debt as it becomes due, the Company may be forced to sell assets or take other disadvantageous actions, including undertaking alternative financing plans, which may have onerous terms or may be unavailable, dedicating an unsustainable level of the Company's cash flow from operations to the payment of principal and interest on its indebtedness and/or reducing the amount of liquidity available for working capital, capital expenditures and general corporate purposes. The Company's failure to pay or refinance its current or future debt under a credit facility when it becomes due could potentially trigger a cross-default or acceleration of the Company's other credit facilities. The Company's obligations to repay indebtedness and comply with restrictive and/or financial maintenance covenants could also impair its ability to rapidly respond to changes in its business or industry and withstand competitive pressures. For additional information, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" of this Annual Report on Form 10-K. The Company's overall debt level and/or market conditions could limit its ability to issue additional debt in amounts and/or on terms that it considers reasonable.

Unconventional crude oil and natural gas sources and improved economics of producing natural gas and oil from such sources has and will likely continue to exert downward pricing pressures on the price of crude oil and natural gas.

The rise in production of crude oil and natural gas from shale in North America and the increased use of large Liquefied Natural Gas export facilities around the world are, at least to date, significant contributors of supply to the crude oil and natural gas market. Production of crude oil and natural gas from unconventional sources has benefited from improved drilling efficiencies that have lowered the costs of extraction from these sources. The rise in production of natural gas and oil from these sources not only affects the price of natural gas and oil but can also result in a reduction of capital invested in offshore oil and natural gas exploration. Because the Company provides vessels servicing offshore oil and natural gas exploration, a significant reduction in investments in offshore exploration and development in favor of investments in these unconventional resources could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company may record additional losses or impairment charges related to sold or idle vessels.

Prolonged periods of low utilization or low charter rates, the sale of assets below their then carrying value or the decline in market value of the Company's assets may cause the Company to record additional impairments. If there are indications that the carrying value of any of the Company's vessels or other tangible assets may not be recoverable or if the Company sells assets for less than their carrying value, the Company may recognize additional impairment charges on its fleet. During 2025, the Company did not recognize impairment charges related to tangible assets. During 2024 and 2023, the Company recognized impairment charges of $3.7 million and $0.7 million, respectively, related to tangible assets.

There is a high level of competition in the offshore marine service industry.

The Company operates in a highly fragmented and competitive industry, and the competitive nature of its industry could depress charter and utilization rates and adversely affect the Company's financial performance. The Company competes for business on the basis of price, reputation for excellent service, quality, suitability and technical capabilities of its vessels, availability of vessels, safety and efficiency (including with respect to fuel usage and carbon emissions), cost of mobilizing vessels from one market to a different market, and national flag preference. In addition, the Company's ability to compete in international markets may be adversely affected by regulations requiring, among other things, local construction, flagging, ownership or control of vessels, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of supplies from local vendors. Furthermore, the Company competes with companies that have undergone significant capital restructuring which has substantially reduced their debt levels thereby vastly improving their balance sheets.

The process of obtaining new charter agreements is highly competitive and generally involves an intensive screening and a competitive bidding process, which, in certain cases, may extend for several months. The Company's existing and potential competitors may have significantly greater financial resources than the Company. In addition, competitors with greater resources may have larger fleets, or could operate larger fleets through consolidations, acquisitions, new buildings or pooling of their vessels with other companies, and, therefore, may be able to offer a more competitive service than the Company, including better charter rates. The Company expects competition from a number of experienced companies providing contracts to potential customers, including state-sponsored entities and major energy companies affiliated with the projects requiring offshore vessel services. As a result, the Company may be unable to expand its relationships with existing customers or to obtain new customers on a profitable basis, if at all. If the Company is unable to successfully compete, it could have a materially adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

Furthermore, competition may begin to emerge on the basis of information technology infrastructure as well. The Company expects its competitors to improve their information technology systems, including with the use of artificial intelligence ("AI") and machine learning solutions, to interact with customers and vendors, capture knowledge regarding vessel operation systems including vessel positioning and scheduling, provide regular updates on maintenance status and predict maintenance requirements and to provide real time emission tracking. The Company's ability to innovate its own technology infrastructure and appropriately address user experience will affect our ability to compete.

An oversupply of vessels or equipment that serve offshore oil and natural gas operations could have an adverse impact on the charter rates earned by the Company's vessels and equipment.

The Company's industry is highly competitive, with intense price competition and highly sensitive to the supply of vessel capacity. For example, expansion of the supply of vessels and equipment that serve offshore oil and natural gas operations in the decade prior to 2017 increased competition in the Company's markets and affected prices charged by operators. Additionally, the refurbishment of disused or "mothballed" vessels, conversion of vessels from uses other than oil and natural gas exploration and production support and related activities or construction of new vessels and equipment could add vessel and equipment capacity to current worldwide levels. While the Company does not anticipate any significant expansion of the supply of vessels in the near-term, any oversupply of vessels and equipment capacity in the offshore marine market could lower charter rates and result in lower operating revenues, which in turn could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company relies on several customers for a significant share of its revenues, the loss of any of which could adversely affect the Company's business and operating results.

The Company derives a significant portion of its revenues from a limited number of customers. During the years ended December 31, 2025, 2024, and 2023, the Company's ten largest customers accounted for approximately 84%, 76% and 73%, respectively, of its operating revenues. During the year ended December 31, 2025, three customers, Azule, ExxonMobil and SEACOR Marine Arabia, a joint venture through which vessels are chartered to Saudi Aramco, were together responsible for 58% of the Company's operating revenues. In addition, one or more of the Company's joint ventures may rely primarily on a single customer for their revenues. The portion of the Company's revenues or any of its joint ventures' revenues attributable to any single customer may change over time, depending on the level of activity by any such customer, the Company's ability to meet the customer's needs and other factors, many of which are beyond the Company's control. Additionally, most of the Company's contracts with its customers can be canceled on relatively short notice and do not commit its customers to acquire specific amounts of services or require the payment of significant liquidated damages upon cancellation. The loss of business from any of the Company's significant customers, whether temporary or permanent, the result of competition, military conflict or changes in consumer preferences, could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects. Further, to the extent any of the Company's customers experience an extended period of operating difficulty, it may have a material adverse effect on the Company's business, financial position, results of operation, cash flows and prospects.

Consolidation of the Company's customer base could adversely affect demand for its services and reduce its revenues.

In recent years, oil and natural gas companies, energy companies, drilling contractors and other offshore service providers have undergone substantial consolidation and additional consolidation is possible. Consolidation results in fewer companies to charter or contract for the Company's services. Also, merger activity among both major and independent oil and natural gas companies affects exploration, development and production activity as the consolidated companies integrate operations to increase efficiency and reduce costs. Less promising exploration and development projects of a combined company may be dropped or delayed. Such activity may result in an exploration and development budget for a combined company that is lower than the total budget of both companies before consolidation, which could adversely affect demand for the Company's vessels thereby reducing its revenues. While increasing offshore wind farm development, particularly in the U.S., has provided opportunities to work with new customers, such opportunities may be insufficient to offset a decline in oil and natural gas customers and such opportunities may be impacted by U.S. government policy changes.

The Company may be unable to maintain or replace its vessels as they age.

As of December 31, 2025, the average age of the Company's owned vessels was approximately 11 years. The Company believes that after a vessel has been in service for approximately 20 years, the expense (which typically increases with age) necessary to satisfy required marine certification standards may not be economically justifiable. In addition, the Company must maintain its vessels to remain attractive to its customers and comply with regulations, including updating or replacing systems and equipment. However, the Company may be unable to carry out drydockings of its vessels, may be limited by insufficient shipyard capacity or its systems and equipment may become obsolete and unsupported by the manufacturer or other service providers, which could adversely affect its ability to maintain its vessels. In addition, market conditions may not justify these expenditures or enable the Company to operate its older vessels profitably during the remainder of their economic lives. While the Company has entered into agreements to build two PSVs with expected delivery in the fourth quarter of 2026 and first quarter of 2027, respectively, there can be no assurance that the Company will be able to maintain its fleet by extending the economic life of existing vessels, or that its financial resources will be sufficient to enable it to make expenditures necessary for these purposes or to acquire or build replacement vessels, all of which could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The failure to successfully complete construction or conversion, repairs, maintenance or routine drydockings of the Company's vessels on schedule and on budget could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

From time to time, the Company may have a number of vessels under conversion and may plan to construct or convert other vessels in response to current and future market conditions. The Company also routinely engages shipyards to drydock vessels for regulatory compliance and to provide repair and maintenance. Construction and conversion projects, drydockings and other repair and maintenance are subject to risks of delay and cost overruns, resulting from shortages of equipment, supply chain disruptions, lack of shipyard availability, lack of sufficient skilled personnel at the shipyards, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases arising from inflation or otherwise, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. A significant delay in construction, drydockings or other repair and maintenance could have a material adverse effect on contract commitments and revenues with respect to vessels under construction, conversion or undergoing drydockings or other repair and maintenance. Significant cost overruns or delays for such vessels could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company's business operations and workforce face risks related to public health emergencies, which could significantly disrupt the Company's operations.

Public health emergencies, including pandemics, epidemics and other outbreaks, pose significant risks to our business through their effect on the economy and subsequent effect on supply and demand for our services, labor shortages, and operational processes, among other factors.

Additionally, an outbreak of contagious disease on any of the Company's vessels may result in the vessel, or some or all of the vessel crew, being quarantined or unable to work, which would hinder the vessel's ability to generate revenue and the crew's ability to man any substitute vessel. The Company may also experience challenges in connection with offshore crew changes due to health and travel restrictions and precautionary measures related to a public health emergency. Any such restrictions or precautionary measures may curtail travel or impact the delivery or mobilization of vessels to and from certain countries, or geographic regions, or the ability to crew vessels appropriately. The risks posed by a public health emergency could not only materially adversely affect the demand for the Company's services but could also impact the Company's ability to provide such services, either of which could have a material adverse effect on the Company's business. Adverse effects of a public health emergency could exacerbate many of the other risks set forth in this "Risk Factors" section and the Company's other SEC filings, such as those relating to the Company's financial performance and debt obligations and ability to crew its vessels.

The Company's inability to attract and retain qualified personnel and crew its vessels could have an adverse effect on its business.

Attracting and retaining skilled personnel is an important factor in the Company's future success. In addition, the success of the Company is dependent upon its ability to adequately crew its vessels. The market for qualified personnel is highly competitive, particularly in the last few years, and global and/or regional conflicts, such as the conflict between Russia and Ukraine, the conflicts in the Middle East and military intervention by the U.S. in Venezuela, may further reduce or restrict the availability of qualified personnel or the willingness of qualified personnel to operate in certain regions, particularly with respect to certain technical and engineering positions, including marine officers.

The Company cannot be certain that it will be successful in attracting and retaining qualified personnel and crewing its vessels in the future. The Company has faced and may continue to face difficulties attracting, hiring and retaining highly-skilled personnel with appropriate qualifications and may not be able to fill open positions. To attract top talent, the Company has had to offer, and believes it will need to continue to offer, attractive compensation and benefits packages before the Company can validate the productivity of those employees. The Company has increased, and expects to continue to increase, its employee compensation levels in response to competition, as necessary. In addition, the pressures of inflation have led to increased costs of labor over the past few years and will likely continue to do so. Many of the companies with which the Company competes for personnel have greater financial and other resources than the Company does and may be able to absorb the increasing costs of labor easier than the Company can. If the Company fails to retain key personnel and hire, train and retain qualified employees, the Company may not be able to compete effectively and may have increased incident rates as well as regulatory and other compliance failures, which could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

As part of the Company's ongoing management of its fleet and personnel, the Company may need to improve its operations and financial systems and recruit additional staff; if the Company cannot improve these systems or recruit suitable employees, the Company's business and results of operations may be adversely affected.

The Company has and may continue to need to invest in upgrading its operating and financial systems. In addition, the Company may have to recruit additional well‑qualified shoreside administrative and management personnel. The Company may not be able to hire suitable employees. For example, the Company's operations require technically skilled staff with specialized training. Competition for these employees is intense. If the Company is unable to employ such technically skilled staff, the Company may not be able to adequately support the operations of the Company's vessels. If the Company is unable to operate its financial and operations systems effectively or is unable to recruit suitable employees, the Company's results of operation and its ability to manage and expand its fleet may be adversely affected.

The operations of the Company's fleet may be subject to seasonal factors.

Demand for the Company's offshore support services is directly affected by the levels of offshore drilling and production activity of its oil and natural gas customers, and construction and maintenance activity for its wind farm customers. Budgets of many of the Company's customers are based upon a calendar year, and demand for the Company's services has historically been stronger in the second and third calendar quarters when allocated budgets are expended by its customers and weather conditions are more favorable for offshore activities in the northern hemisphere. In particular, the demand for the Company's liftboat fleet in the U.S. Gulf of America and offshore support vessels in Europe, the Middle East and West Africa, are seasonal with peak demand normally occurring during the summer months. Adverse events relating to the Company's vessels or business operations during peak demand periods could have a significant adverse effect on the Company's business, financial position, results of operations, cash flows and prospects. In addition, seasonal volatility can create unpredictability in activity and utilization rates, which could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company has high levels of fixed costs that will be incurred regardless of its level of business activity.

The Company's business has high fixed costs, including administrative and general expenses. Maintenance downtime or low productivity due to reduced demand can have a significant negative effect on the Company's operating results and financial condition. Some of the Company's fixed costs will not decline during periods of reduced revenue or activity. During times of reduced utilization, the Company may not be able to reduce its costs immediately as it may incur additional costs associated with preparing vessels for cold stacking. Moreover, the Company may not be able to fully reduce the cost of its support operations in a particular geographic region due to the need to support the remaining vessels in that region or otherwise reduce its administrative and general expenses. A decline in revenue due to lower day rates and/or utilization may not be offset by a corresponding decrease in the Company's fixed costs and could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company may be required to incur higher than expected costs to return previously cold-stacked vessels to class.

Historically, during periods of low utilization, the Company adhered to a policy of cold stacking vessels to decrease maintenance and related variable costs. While cold stacking vessels helps maintain financial discipline, the cost and time to reactivate cold-stacked vessels could be significant. No assurance can be given that the Company will be able to quickly bring these cold-stacked vessels back into service or that the cost of doing so would not be significant. Cold-stacked vessels do not receive the same level of maintenance as active vessels. As a result and depending on the length of time the vessels are cold-stacked, the Company could incur deferred drydocking costs for regulatory recertification to return these vessels to active service and may incur costs to hire and train mariners to operate such vessels. These costs are difficult to estimate and could be substantial. Delay in reactivating cold-stacked vessels and the costs and other expenses related to the reactivation of cold-stacked vessels could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

Inflation and increased interest rates may increase the Company's operating and capital costs.

In 2022, the U.S. and other developed countries experienced significantly heightened inflationary pressures related to the policies implemented during COVID-19 and the ensuing economic recovery, causing disruptions in demand, supply chains, and labor markets. The general economy in 2022 was also affected by the war in Ukraine and associated increase in energy costs. While the global inflation rate has eased significantly from its highs in 2022, core inflation remains persistent. As a result of the decline in global inflation, the U.S. Federal Reserve cut the federal funds rate three times in 2024 by a total of 100 basis points and three times in 2025 for a total of 75 basis points. There is no telling if interest rates will stabilize, increase or decrease, either globally or in the U.S. specifically. The Company expects these inflationary pressures to continue to impact its margins and more generally, its business, in 2026.

The Company may not be able to renew or replace expiring contracts for its vessels.

The Company's ability to renew or replace expiring contracts or obtain new contracts, and the terms of any such contracts, will depend on various factors, including market conditions and the specific needs of its customers. Given the highly competitive and historically cyclical nature of the industry, the Company may not be able to renew or replace expiring contracts or it may be required to renew or replace expiring contracts or obtain new contracts at rates that are below, and potentially substantially below, existing day rates, or that have terms that are less favorable to the Company than its existing contracts, or it may be unable to secure contracts for these vessels. For example, two of the Company's liftboats in the Middle East recently ended their contracts and have entered a period of drydocking for maintenance and repair. When these liftboats complete their drydockings and return to market, the Company's ability to obtain new contracts for these liftboats is subject to the above-described risks. These risks could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The early termination of contracts on the Company's vessels could have a material adverse effect on its operations.

Most of the long-term contracts for the Company's vessels contain early termination options in favor of the customer. Although some of such contracts have early termination remedies or other provisions designed to discourage the customer from exercising such options, the Company cannot assure investors that its customers would not choose to exercise their termination rights in spite of such remedies or the threat of litigation with the Company. Often these remedies do not fully compensate the Company for loss of the contract. Until replacement of such business with other customers, any termination could adversely affect the Company's financial condition and results of operations. The Company might not be able to replace such business on economically equivalent terms. In addition, during prior downturns, the Company has experienced customers requesting contractual concessions even though such concessions were contrary to existing contractual terms. While the Company may not be legally required to give concessions, commercial considerations may dictate that it do so. If the Company is unable to collect amounts owed to it or long-term contracts for its vessels are terminated and its vessels are not sufficiently utilized, this could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company relies on information technology, and if it is unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, its operations could be disrupted and its business could be negatively affected.

The Company relies on information technology networks and systems, including the Internet and cloud services, to process, transmit and store electronic and financial information, manage a variety of business processes and activities, and comply with regulatory, legal and tax requirements. The Company also depends on its information technology infrastructure to capture knowledge of its business including its vessel operation systems containing information about vessel positioning and scheduling; monitor its vessel maintenance and engine systems; to coordinate its business across its bases of operation including cargo delivery and equipment tracking; and communicate within its organization and with customers, suppliers, partners and other third parties. The Company's ability to service customers and operate vessels is dependent on the continued operation of these systems. While the Company takes various precautions and has enhanced controls around its information technology systems, like other technology systems, they are susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, telecommunication failures, user errors, catastrophic events, or cyber-attacks including malware, other malicious software, phishing email attacks, attempts to gain unauthorized access to its data, the unauthorized release, corruption or loss of its data, loss or damage to its data delivery systems, ransomware, and other electronic security breaches. Over time, the techniques used to conduct these cyber-attacks, as well as the sources and targets of these attacks, have changed and become increasingly sophisticated, including the application of generative AI and the increased use of cyber-attack tools that can circumvent security controls and evade detection. In addition, there has been an increase in cyber-attacks conducted or sponsored by capable and well-funded "nation state" operators and other advanced persistent threat actors. The Company expects that sophistication and techniques of cyber-threats will continue to evolve as threat actors increase their use of AI and machine-learning technologies.

The Company's information technology systems are in some cases integrated, such that damage, disruption or shutdown to one system could result in a more widespread impact. If the Company's information technology systems suffer severe damage, disruption or shutdown, and its business continuity plans do not effectively resolve the issues in a timely manner, the Company's business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information, data loss and corruption. As a result of a cyber-attack the Company could also be vulnerable to fraud. While the Company is not currently aware of any material impact from cyber-attacks and the Company continues to devote time and resources to the remediation of such risks, there is the possibility of a material impact from such an attack in the future.

Recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. The Company is unable to predict the impact of such regulations at this time. Further, as the threat of cyber-attacks continues to grow, the Company will be required to expend additional resources to continue to modify or enhance its protective measures or to investigate and remediate any vulnerabilities to cyber-attacks.

Failure to comply with data protection and privacy laws could lead to financial penalties and reputational harm.

Data protection laws apply to the Company in certain countries in which the Company does business. Specifically, the E.U. General Data Protection Regulation (the "GDPR"), increased penalties up to a maximum of 4% of global annual turnover for breach of the regulation. The GDPR requires mandatory breach notification, the standard for which is also followed outside the E.U., particularly in Asia. Non-compliance with data protection laws could expose the Company to regulatory investigations, which could result in fines and penalties. In addition to imposing fines, regulators may also issue orders to stop processing personal data, which could disrupt operations. The Company could also be subject to litigation from persons or corporations allegedly affected by data protection violations. Violation of data protection laws is a criminal offence in some countries, and individuals can be imprisoned or fined. Any violation of these laws or harm to the Company's reputation could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and prospects.

Increased regulation of the offshore marine industry may materially adversely impact the Company.

Regulation of the offshore marine industry has intensified over the past several decades, and the Company expects this trend to continue. Changes in laws or regulations regarding offshore oil and natural gas exploration and development activities and technical and operational measures may increase the Company's costs and the costs of its customers' operations. For instance, in response to fatalities and environmental damages caused by a 2010 explosion on the Deepwater Horizon, a drilling rig operating in the U.S. Gulf of America, various regulatory agencies imposed temporary moratoria on drilling operations and enacted several permanent regulations designed to enhance the safety of operations in the U.S. Gulf of America. Compliance with these new regulations and new interpretations of existing regulations have materially increased the cost of drilling operations in the U.S. Gulf of America. New or additional government regulations or laws concerning drilling operations in the U.S. Gulf of America and other regions have in the past and could in the future materially increase the cost of drilling operations in those markets or cause additional moratoria on drilling activities. These changes could decrease offshore operations or investments by the Company's current or prospective customers, and thereby reduce the demand for the Company's services. For these reasons, further changes in regulation of the offshore marine industry could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

Laws regulating offshore economic activities could adversely impact the Company.

The Outer Continental Shelf Lands Act provides the federal government with broad discretion in regulating the release or continued use of offshore resources for oil and natural gas production and authorizes the U.S. President to issue leasing moratoriums or bans. Various political leaders and public interest groups oppose further leasing, and from time to time U.S. Presidents have issued leasing moratoriums or bans, including drilling bans. On January 6, 2025, the U.S. President temporarily stopped allowing oil and natural gas leasing in certain unleased areas within the EEZ of the U.S. including areas on the East and West Coasts, the eastern Gulf of America, and portions of Alaska's Northern Bering Sea. Furthermore, on January 20, 2025, the U.S. President suspended new or renewed wind energy leasing in the Outer Continental Shelf. Additionally, on December 22, 2025, the Director of the U.S. Bureau of Ocean Energy Management issued stop-work orders to suspend all ongoing activities for 90 days related to five offshore wind projects on the Outer Continental Shelf. These actions create uncertainties regarding the current and future level of permitted offshore leasing. New offshore oil and natural gas exploration, drilling or production may be subject to continuing or newly enacted moratoriums or bans. Because the Company's operations rely on offshore oil and natural gas exploration and production, as well as on offshore wind farm operations, the government's exercise of authority under the provisions of the Outer Continental Shelf Lands Act to restrict the availability of offshore oil and natural gas leases (due to accidents, environmental concerns or otherwise) could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects. To the extent other nations similarly restrict economic development in their offshore waters, those restrictions could similarly adversely impact the Company.

The Company is subject to a wide range of other complex laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

The variability and uncertainty of current and future regulations continue to increase the Company's compliance costs, subject it to greater risk of non-compliance and limit the ability of the Company and its customers to plan for the future or establish long-term strategies.

Increasingly stringent federal, state, local and international laws and regulations governing worker safety and health and the staffing, construction and operation of vessels significantly affect the Company's operations. Many aspects of the marine industry are subject to extensive governmental regulation and oversight, including by the USCG, Occupational Safety and Health Administration ("OSHA"), the NTSB, the IMO, the U.S. Department of Homeland Security, MARAD, CBP, BSEE, the EPA and various other foreign, state or local environmental protection agencies for those jurisdictions in which the Company operates, and to regulation by various international bodies and classification societies (such as ABS). The Company is also subject to regulation under various port regulations and international treaties, such as (i) MARPOL, (ii) SOLAS, (iii) MLC, (iv) BWM Convention, and (v) STCW. These agencies, organizations, regulations and treaties establish safety requirements and standards and are authorized to investigate vessels and accidents and to recommend improved safety standards. CBP and USCG are authorized to inspect vessels at will. The Company has and will continue to spend funds to comply with these regulations and treaties. Failure to comply with these regulations and treaties may cause the Company to incur significant liabilities or restrictions on its operations, any of which could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company's business and operations are subject to federal, state, local and international laws, regulations and treaties relating to environmental protection, including laws and regulations that govern the handling, storage and discharge of various hazardous substances. Violations of these laws may result in civil and criminal penalties, fines, injunctions, or other sanctions, or the suspension or termination of the Company's operations. Compliance with such laws and regulations frequently requires installation of costly equipment, increased staffing, increased fuel costs, specific training, or operational changes. Some environmental laws impose strict and, under certain circumstances, joint and several liability for remediation of spills and releases of oil and hazardous materials and damage to natural resources, which could subject the Company to liability without regard to whether it is negligent or at fault. Under OPA 90, owners, operators and bareboat charterers are jointly and severally strictly liable for the removal costs and damages resulting from the discharge of oil within the navigable waters of the U.S. and the EEZ.

In addition, an oil spill could result in significant liability, including fines, penalties, criminal liability and costs for natural resource and other damages under other federal and state laws and civil actions. Liability for a catastrophic spill could exceed the Company's available insurance coverage and result in adverse impacts on the Company, including having to liquidate assets to pay claims. These laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, including charterers. As these laws and regulations frequently change and lack uniformity, the Company can neither assure it will remain in compliance nor predict the ongoing cost of complying with these laws and regulations. Additionally, reduced enforcement of existing safety and other laws or regulations may result in a decline in the demand for the Company's offshore support services that are provided in connection with compliance with such laws or regulations. The Company cannot be certain that existing laws, regulations or standards (and the enforcement thereof), as currently interpreted or reinterpreted in the future, or future laws and regulations and standards will not have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects. Regulation of the offshore marine services industry will likely continue to become more stringent and more expensive for the Company. In addition, a serious marine incident that results in significant pollution or injury could result in additional regulation and lead to strict governmental enforcement or other legal challenges. Additional environmental and other requirements, as well as more stringent enforcement policies, may be adopted that could limit the Company's ability to operate, require the Company to incur substantial additional costs or otherwise have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects. For more information, see "Item 1. Business—Governmental Regulations—Regulatory Compliance" of this Annual Report on Form 10-K.

In early 2025, the USCG issued a new rule applicable to the maritime sector that mandates certain cybersecurity training and requires the Company to take various other actions with respect to managing cybersecurity risk. These regulations could lead to additional costs for the Company, as well as disruption to its information technology systems.

The Company is required by various governmental and quasi-governmental agencies to obtain, maintain and periodically renew certain permits, licenses and certificates with respect to its operations or vessels. In certain instances, the failure to obtain, maintain or renew these authorizations could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company is subject to environmental regulations and climate change policies, which are constantly evolving.

The regulatory landscape is constantly changing, particularly with respect to climate change regulations. On March 6, 2024, the SEC implemented new climate disclosure rules, requiring companies to disclose the impact of climate change and their risk mitigation strategies, among other things. While implementation of these rules have been voluntarily stayed by the SEC, pending judicial review, the final outcome remains uncertain, making it difficult to predict their potential impact on the Company, including potential regulatory compliance costs.

In December 2023, the EPA issued a rule that will significantly reduce emissions of methane and other harmful pollutants from oil and natural gas operations, including existing sources. This rule includes new source performance standards aimed at reducing methane and volatile organic compounds from new, modified, and reconstructed sources, as well as emission guidelines for states to follow when developing plans to limit methane from existing sources. Although the rule's impact remains unclear as states submit their plans to the EPA for approval, we anticipate that it could negatively affect the operations of our customers, potentially reducing demand for our services and harming our business.

The recent change in the U.S. presidential administration, along with the overturning of the Chevron doctrine, which previously granted judicial deference to regulatory agencies, has increased uncertainty in the regulatory and legislative processes. As a result, we cannot predict whether challenges to existing agency regulations will increase, or how lower courts will interpret this decision in relation to other regulatory schemes without further clarification from the U.S. Supreme Court. This could have significant consequences on environmental regulations, tax laws, anti-money laundering rules, labor laws, and other regulatory areas with which we must comply. Furthermore, new policy approaches may unintentionally harm our business and affect our ability to operate as we have in the past.

On January 20, 2025, the U.S. President signed the U.S. Executive Order "Unleashing American Energy," which, among other things, instructed agencies to focus solely on relevant legislated environmental requirements, prioritize energy production, and directed the EPA to consider eliminating the social cost of carbon from regulatory decisions. The future impact of these actions and the new administration's approach to climate-related regulations remains uncertain. The evolving regulatory landscape in the U.S. complicates our ability to plan for future changes, and such developments could increase operational costs for both us and our customers, reduce demand, and negatively impact our business.

Changes in climate-related regulations may also adversely affect the Company's financial results by requiring investments in new technologies or equipment, costs associated with carbon emissions, carbon offset purchases, or other related expenditures. Additionally, such regulations may indirectly increase operating costs, such as fuel costs. They may also limit the operation of non-compliant vessels, accelerate the removal of less fuel-efficient ships from our fleet, and affect the resale value of our vessels in the future. Moreover, regulatory changes may restrict or limit access to certain countries or reduce the scope of our services.

Climate change and its impact on weather patterns may have an adverse impact on the Company.

From time to time, extreme weather causes the Company or its customers to suspend business operations. Climate change may increase the frequency and severity of these extreme weather events and certain adverse weather patterns in the future, which could increase the Company's exposure to suspended operations and/or put the Company's properties at risk for weather related damage. Climate change may also affect our ability to procure insurance for the Company's vessels as well as its facilities in areas with higher exposure to the effects of climate change or to repair and rebuild such facilities if needed in the future. Concern over climate change may also result in new or increased legal or regulatory requirements, which could accelerate the above-described trends towards enhanced regulation of the Company's operations. In addition, there may be significant physical effects of climate change from such emissions that have the potential to negatively impact the Company's customers, personnel, and physical assets, any of which could adversely impact cargo levels, the demand for the Company's services, or the Company's ability to recruit personnel and operate efficiently. Moreover, uncertainty related to regulations generally associated with climate change and renewable energy can increase Company costs and affect its results of operations. For instance, certain of the Company's vessels are used to service offshore wind farms. It is unclear what the long-term effect of the current U.S. administration's policies related wind farms will have on that industry and, in turn, our provision of services to the industry.

Increased scrutiny and changing expectations from investors, consumers, employees, regulators, and others regarding our environmental, social and governance practices could cause us to incur additional costs, devote additional resources and expose us to additional risks, which could adversely impact our reputation, customer attraction and retention, access to capital and employee recruitment and retention.

Governments, supranational groups and various other parties around the world, including some of the world's largest investment managers and proxy advisors, have, in recent years, proposed or adopted new laws, regulations and/or policies pertaining to climate change, carbon emissions or energy use that could result in a reduction in demand for hydrocarbon-based fuel. In fact, many countries and organizations have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures, international treaties and policies may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy and could include specific restrictions on shipping emissions. In addition, recent regulations proposed by certain regulatory bodies require reporting of greenhouse gas emissions, which, to the extent applicable to the Company, would increase its compliance costs and could increase public pressure to reduce its reported emissions.

Additionally, some institutional investors and other groups have focused on matters affecting the environment, which may result in reduced investment in, or financing available to, companies engaged in the hydrocarbon-based industry, or that provide services to such companies. Many of these groups have developed environmental, social and governance standards as benchmarks and are using those benchmarks to inform their investment criteria. Customers are also becoming increasingly focused on these matters and have started choosing suppliers based on factors other than price and availability, such as supplier focus on ESG matters and use of more energy efficient equipment and vessels. If the Company is unable to keep up with best practices on a climate basis, the Company could fall behind its competitors and industry trends. Although the Company formed a new Sustainability Council in 2020 to oversee the Company's enhanced environmental, social and governance program and publishes a periodic Sustainability Report, the Company may not meet these evolving standards or benchmarks. Even if it does, these investors and groups may choose to forego investments in oil and natural gas related industries. The Company's ability to achieve any of its stated sustainability commitments is subject to numerous factors and conditions, many of which are outside of the Company's control. The Company's efforts to research, establish, accomplish, and accurately report on these commitments expose it to numerous operational, reputational, financial, legal, and other risks, any of which could have a negative impact on the Company's business takes and could negatively impact the Company's business. Similarly, any actual or perceived failure to achieve the Company's environmental, social or governance commitments, goals, initiatives or mandates could harm the Company's reputation, expose it to potential claims or adversely impact its business, stock price or access to capital. Additionally, positions the Company takes or does not take on these issues could negatively impact the Company's ability to attract or retain customers or employees.

Several governmental and non-governmental bodies continue to request further disclosures of information relating to environmental, social and governance matters. The Company will be exposed to higher costs and enhanced risks of the type described above to the extent it increases its required or voluntary disclosures regarding these matters. The Company's processes and controls for reporting environmental, social and governance matters are evolving along with multiple disparate standards for identifying, measuring and reporting related metrics. The Company cannot assure you that its processes and controls will successfully permit it to report such data in a manner that complies with its standards or those of others, or is otherwise satisfactory to its various stakeholders and regulators.

Governments could also pass laws or regulations encouraging or mandating the use of alternative energy sources such as wind power and solar energy. These requirements could reduce demand for oil and natural gas and therefore the services provided by the Company. In addition, new environmental or emissions control laws or regulations may require an increase in the Company's operating costs and/or in its capital spending for additional equipment or personnel to comply with such requirements and could also result in a reduction in revenues due to downtime required for the installation of such equipment. Moreover, various international conventions and federal, state or international laws have significantly increased their regulation of vessel fuel and emissions in recent years, and the Company expects this trend to continue. Any of these developments, requirements or initiatives could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

While some investors advocate for an increased focus on ESG matters, there has been an increase in anti-ESG and anti-diversity, equity and inclusion initiatives and sentiment, including recent changes in U.S. governmental policy. These developments could result in additional compliance obligations or becoming the subject of investigations or enforcement actions.

The Company has significant international operations, which subjects it to risks. Unstable political, military and economic conditions in foreign countries where a significant proportion of the Company's operations is conducted could materially adversely impact its business.

The Company operates vessels and transacts other business worldwide. For the years ended December 31, 2025, 2024 and 2023, 84%, 87% and 79%, respectively, of the Company's operating revenues and $1.7 million, $2.3 million and $3.6 million, respectively, of its equity in earnings from 50% or less owned companies, net of tax, were derived from foreign operations. These operations are subject to risks, including potential vessel seizure, terrorist acts, piracy, kidnapping, nationalization of assets, currency restrictions, import or export quotas, tariffs and other forms of public and government regulation, all of which are beyond the Company's control. Economic sanctions or an oil embargo, for example, could have significant impact on activity in the oil and natural gas industry and, correspondingly, on the Company should it operate in an area subject to any sanctions or embargo, or in the surrounding region to the extent any sanctions or embargo disrupts its operations.

In addition, the Company's ability to compete in international markets may be adversely affected by foreign government regulations that favor or require the awarding of contracts to local competitors, or that require foreign persons to employ citizens of, or purchase supplies from, a particular jurisdiction. Further, the Company's foreign subsidiaries may face governmentally imposed restrictions on their ability to transfer funds to their parent company.

Activity outside the U.S. involves additional risks, including the possibility of:

- U.S. embargoes or restrictive actions and regulations by U.S. and foreign governments that could limit the Company's ability to provide services in foreign countries or cause retaliatory actions by such governments;

- a change in, or the imposition of, withholding or other taxes on foreign income, tariffs or restrictions on foreign trade and investment;

- limitations on the repatriation of earnings or currency exchange controls and import/export quotas;

- unwaivable, burdensome local cabotage, local content and local ownership laws and requirements;

- nationalization, expropriation, asset seizure, blockades and blacklisting;

- limitations in the availability, amount or terms of insurance coverage;

- loss of contract rights and inability to enforce contracts;

- political instability, war and civil disturbances or other risks that may limit or disrupt markets, such as terrorist acts, piracy and kidnapping;

- fluctuations in currency exchange rates, hard currency shortages and controls on currency exchange that affect demand for the Company's services and its profitability;

- potential noncompliance with a wide variety of laws and regulations, such as the FCPA, and similar non-U.S. laws and regulations, including the United Kingdom (U.K.) Bribery Act 2010;

- labor strikes;

- import or export quotas and other forms of public and government regulation;

- changes in general economic and political conditions;

- regional conflicts, including in Ukraine, Israel and around the Red Sea, and Venezuela;

- difficulty in staffing and managing widespread operations, including the ability to transfer qualified labor to local operations; and

- inadequate or delayed response to natural disasters or other major incidents or events in less developed countries.

Some of the Company's customers are located in emerging markets, which can further exacerbate the foregoing risks.

Russia's invasion of Ukraine on February 24, 2022, and its resulting impacts, including supply chain disruptions, increased fuel prices, international sanctions and other measures that have been imposed, have adversely affected, and may continue to adversely affect, the Company's business and services, including our employees from or located in Ukraine. These factors may exacerbate other risks to the Company's business, any of which could materially and adversely affect the business and results of operations.

Additionally, the hostilities in Gaza Strip continue to impact the Middle East region. For example, the Yemen-based Houthi rebels and other agitators have attacked several ships, including commercial and military vessels, in the Bab al-Mandeb strait, one of the densest shipping lanes in the world. Although the length, impact, and outcome of the hostilities in the Middle East is highly unpredictable, this conflict could lead to significant market and other disruptions, including disruptions to the Company's operations in the region. One of our largest customers is SEACOR Marine Arabia, a joint venture that is 45% owned by a subsidiary of SEACOR Marine and through which vessels are in service to Saudi Aramco, the national oil company of Saudi Arabia. Any disruption in this region could have substantial effects on our operations in the Middle East.

The Company is subject to hazards inherent in the operation of offshore support and related vessels and has experienced accidents that have resulted in the loss of life, disrupted operations and caused reputational harm.

The operation of offshore support and related vessels is highly dangerous and is inherently subject to various risks including, but not limited to, adverse and sea conditions, catastrophic disaster, mechanical failure, navigation errors, capsizing, grounding, hazardous substance spills, and collision, each of which could result in the loss of life, injury to personnel, and damage to equipment and the environment. For instance, the Company's operations in the U.S. Gulf of America may be adversely affected by weather. The Atlantic hurricane season typically runs from June through November. Tropical storms and hurricanes may limit the Company's ability to operate vessels in the proximity of storms, reduce oil and natural gas exploration, development and production activity, and could result in the Company incurring additional expenses to secure equipment and facilities. They may also require the Company to evacuate its vessels, personnel and equipment out of the path of a storm. If any of these events were to occur, the Company could be held liable for resulting damages, including loss of revenues from or termination of charter contracts, higher insurance rates, increased operating costs, increased governmental regulation and reporting and damage to the Company's reputation and customer relationships. Any such events would likely result in negative publicity for the Company and adversely affect its safety record, which would affect demand for its services in a competitive industry. In addition, the affected vessels could be removed from service and would then not be available to generate revenues.

Our vessels have been involved in accidents in the past, some of which included loss of life, personal injury and property damage, and we, or third parties operating our vessels, may experience accidents in the future. For example, in 2023, one of the Company's liftboats experienced an incident that did not cause any casualties but led to significant downtime for the vessel.

Failure to maintain an acceptable safety record may have an adverse impact on the Company's ability to retain customers.

The Company's customers consider safety and reliability a primary concern in selecting a service provider. The Company must maintain a record of safety and reliability that is acceptable to its customers. Should this not be achieved, the ability to retain current customers and attract new customers may be adversely affected, which in turn could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company's insurance coverage may be inadequate to protect it from the liabilities that could arise in its business.

Although the Company maintains insurance coverage against the risks related to its business, risks may arise for which it may not be insured. Claims covered by insurance are subject to deductibles, the aggregate amount of which could be material, and certain policies impose caps on coverage. Insurance policies are also subject to compliance with certain conditions, the failure of which could lead to a denial of coverage as to a particular claim or the voiding of a particular insurance policy. There also can be no assurance that existing insurance coverage can be renewed at commercially reasonable rates or that available coverage will be adequate to cover future claims. If a loss occurs that is partially or completely uninsured, or the carrier is unable or unwilling to cover the claim, the Company could be exposed to substantial liability. Further, to the extent the proceeds from insurance are not sufficient to repair or replace a damaged asset, the Company would be required to expend funds to supplement the insurance and in certain circumstances may decide that such expenditures are not justified, which, in either case, could adversely affect the Company's business, financial position, results of operations, cash flows and prospects.

The Company may not be fully indemnified by its customers for damage to their property or the property of their other contractors.

The Company's contracts are individually negotiated, and the levels of indemnity and allocation of liabilities in them can vary from contract to contract depending on market conditions, particular customer requirements and other factors existing at the time a contract is negotiated. Additionally, the enforceability of indemnification provisions in the Company's contracts may be limited or prohibited by applicable law or may not be enforced by courts having jurisdiction, and the Company could be held liable for substantial losses or damages and for fines and penalties imposed by regulatory authorities. The indemnification provisions of the Company's contracts may be subject to differing interpretations, and the laws or courts of certain jurisdictions may enforce such provisions while other laws or courts may find them to be unenforceable, void or limited by public policy considerations, including when the cause of the underlying loss or damage is the Company's gross negligence or willful misconduct, when punitive damages are attributable to the Company or when fines or penalties are imposed directly against the Company. The law with respect to the enforceability of indemnities varies from jurisdiction to jurisdiction. Current or future litigation in particular jurisdictions, whether or not the Company is a party, may impact the interpretation and enforceability of indemnification provisions in the Company's contracts. There can be no assurance that the Company's contracts with its customers, suppliers and subcontractors will fully protect the Company against all hazards and risks inherent in its operations. There can also be no assurance that those parties with contractual obligations to indemnify the Company will be financially able to do so or will otherwise honor their contractual obligations.

The Company may undertake one or more significant corporate transactions that may not achieve their intended results, may adversely affect its financial condition and its results of operations, and may result in additional risks to its business.

The Company continuously evaluates the acquisition and disposition of assets relevant to participants in the offshore energy industry and may in the future undertake significant transactions. Any such transaction could be material to the Company's business and could take any number of forms, including mergers, joint ventures, investments in new lines of business and the purchase of equity interests or other assets. The form of consideration associated with such transactions may include, among other things, cash, Common Stock, securities convertible into Common Stock or other securities (privately or through a public offering), equity interests in the Company's subsidiaries, or other assets of the Company. The Company also evaluates the disposition of its assets, in whole or in part, which could take the form of asset sales, mergers or sales of equity interests in its subsidiaries (privately or through a public offering).

These types of significant transactions may present material risks and uncertainties, including distraction of management from current operations, insufficient revenue to offset liabilities assumed, potential loss of significant revenue and income streams, unexpected expenses, inadequate return of capital, potential acceleration of taxes currently deferred, regulatory or compliance issues, the triggering of certain covenants in the Company's debt instruments (including accelerated repayment) and other unidentified issues not discovered in due diligence. If the Company was to complete such an acquisition, disposition, investment or other strategic transaction, it may require additional debt or equity financing that could result in a significant increase in the amount of debt the Company has or the number of outstanding shares of its Common Stock. As a result of the risks inherent in such transactions, the Company cannot guarantee that any such transaction will ultimately result in the realization of the anticipated benefits of the transaction or that significant transactions will not have a material adverse impact on the Company's business, financial positions, results of operations, cash flows and prospects.

If the Company does not restrict the amount of ownership of its Common Stock by non-U.S. citizens, it could be prohibited from operating offshore support vessels in the U.S., which would adversely impact the Company's business and operating results.

The Company is subject to the Jones Act, which governs, among other things, the ownership and operation of vessels used to carry passengers and cargo between points in the U.S. Subject to limited exceptions, the Jones Act requires that vessels engaged in the U.S. coastwise trade be built in the U.S., registered under the U.S.-flag, manned by predominantly U.S. crews and be owned and operated by "U.S. citizens" within the meaning of the Jones Act. Compliance with the Jones Act requires that non-U.S. citizens own no more than 25% in the entities that directly or indirectly own or operate the vessels that the Company operates in U.S. coastwise trade. Although SEACOR Marine's Certificate of Incorporation and By-Laws contain provisions intended to assure compliance with these provisions of the Jones Act, a failure to maintain compliance could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects by, among other things (i) temporarily or permanently prohibiting the Company from operating vessels in the U.S. coastwise trade, (ii) subjecting the Company to fines and (iii) subjecting the Company's vessels to seizure and forfeiture.

Repeal, amendment, suspension or non-enforcement of the Jones Act would result in additional competition for the Company and could have a material adverse effect on the Company's business.

Significant portions of the Company's operations are conducted in the U.S. coastwise trade and thus subject to the provisions of the Jones Act (discussed above). For years, there have been attempts to repeal or amend such provisions, and such attempts are expected to continue in the future.

Repeal, substantial amendment, waiver or substantial reinterpretation of provisions of the Jones Act could significantly adversely affect the Company by, among other things, resulting in additional competition from competitors with lower operating costs, because of their ability to use vessels built in lower-cost foreign shipyards, owned and manned by foreign nationals with promotional foreign tax incentives and with lower wages and benefits than U.S. citizens. In addition, the Company's advantage as a U.S.-citizen operator of Jones Act vessels could be eroded by periodic efforts and attempts by foreign interests to circumvent certain aspects of the Jones Act. If maritime cabotage services were included in the General Agreement on Trade in Services or other international trade agreements, or if the restrictions contained in the Jones Act were otherwise altered, the shipping of maritime cargo between covered U.S. points could be opened to foreign-flag or foreign-built vessels. Because foreign vessels may have lower construction costs and operate at significantly lower costs than companies operating in the U.S. coastwise trade, such a change could significantly increase competition in the U.S. coastwise trade, which could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

Restrictions on non-U.S. citizen ownership of the Company's vessels could limit its ability to divest parts of its business or result in the forfeiture of its vessels.

As noted above, compliance with the Jones Act requires that non-U.S. citizens own no more than 25% in the entities that directly or indirectly own or operate the vessels that the Company operates in the U.S. coastwise trade. If the Company were to seek to sell any of these vessels or a portion of its business that operates them, it may have fewer potential purchasers, since some potential purchasers might be unable or unwilling to satisfy the U.S. citizenship restrictions described above. As a result, the sales price received from any such purchaser may not attain the amount that could be obtained through unconstrained bidding. Furthermore, if at any point the Company or any of the entities that directly or indirectly own its vessels cease to satisfy the requirements to be a U.S. citizen within the meaning of the Jones Act, the Company would become ineligible to operate in the U.S. coastwise trade and may become subject to penalties and risk forfeiture of its vessels.

SEACOR Marine's Certificate of Incorporation and By-laws limit the ownership of Common Stock by individuals and entities that are not U.S. citizens within the meaning of the Jones Act. These restrictions may affect the liquidity of SEACOR Marine's Common Stock and may result in non-U.S. citizens being required to sell their shares at a loss or relinquish their voting, dividend and distribution rights.

Under the Jones Act, at least 75% of the outstanding shares of each class or series of SEACOR Marine's capital stock must be owned and controlled by U.S. citizens within the meaning of the Jones Act. Certain provisions of SEACOR Marine's Certificate of Incorporation and By-Laws are intended to facilitate compliance with this requirement and may have an adverse effect on holders of shares of SEACOR Marine's Common Stock. These restrictions may affect the liquidity of SEACOR Marine's Common Stock.

Under the provisions of SEACOR Marine's Certificate of Incorporation, the aggregate percentage of ownership by non-U.S. citizens of any class or series of SEACOR Marine's capital stock is limited to 22.5% of the outstanding shares of each such class or series to ensure that such ownership by non-U.S. citizens will not exceed the maximum percentage permitted by the Jones Act, which is presently 25%. SEACOR Marine's Certificate of Incorporation also restricts ownership of shares of any class or series of its capital stock by a single non-U.S. citizen (and any other non-U.S. citizen whose ownership position would be aggregated with such non-U.S. citizen for purposes of the Jones Act) to not more than 4.9% of the outstanding shares of each such class or series. SEACOR Marine refers to such percentage limitations on ownership by persons who are not U.S. citizens within the meaning of the Jones Act as the "applicable permitted percentage".

SEACOR Marine's Certificate of Incorporation provides that any transfer or purported transfer of any shares of any class or series of its capital stock that would otherwise result in ownership (of record or beneficially) by non-U.S. citizens of shares of such class or series in excess of the applicable permitted percentage will be void and ineffective, and neither SEACOR Marine nor its transfer agent will register any such transfer or purported transfer in the Company records or recognize any such transferee or purported transferee as a stockholder of SEACOR Marine for any purpose (including for purposes of voting and dividends) except to the extent necessary to effect the remedies available to SEACOR Marine under its Certificate of Incorporation.

In the event such transfer restriction would be ineffective for any reason, SEACOR Marine's Certificate of Incorporation provides that if any transfer would otherwise result in ownership (of record or beneficially) by non-U.S. citizens of shares of such class or series in excess of the applicable permitted percentage, such transfer will cause such excess shares to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries that are U.S. citizens within the meaning of the Jones Act. The proposed transferee will have no rights in the shares transferred to the trust, and the trustee, who will be a U.S. citizen chosen by SEACOR Marine and unaffiliated with SEACOR Marine or the proposed transferee, will have all voting, dividend and distribution rights associated with the shares held in the trust. The trustee will sell such excess shares to a U.S. citizen within 20 days of receiving notice from SEACOR Marine (or as soon thereafter as a sale may be effected in compliance with all applicable securities laws) and distribute to the proposed transferee the lesser of the price that the proposed transferee paid for such shares and the amount received from the sale, and any gain from the sale will be paid to the charitable beneficiary of the trust.

These trust transfer provisions also apply to situations where ownership of a class or series of SEACOR Marine's capital stock by non-U.S. citizens in excess of the applicable permitted percentage would result from a change in the status of a record or beneficial owner thereof from a U.S. citizen to a non-U.S. citizen or from a repurchase or redemption by SEACOR Marine of shares of its capital stock, in which case such person will receive the lesser of the market price of the shares on the date of such status change or such share repurchase or redemption and the amount received from the sale. As part of the foregoing trust transfer provisions, the trustee will be deemed to have offered the excess shares in the trust to the Company at a price per share equal to the lesser of (i) the market price on the date SEACOR Marine accepts the offer and (ii) the price per share in the purported transfer or original issuance of shares, as described in the preceding paragraph, or the market price per share on the date of the status change or share repurchase or redemption, that resulted in the transfer to the trust.

As a result of the above trust transfer provisions, a proposed transferee that is a non-U.S. citizen, or a record or beneficial owner whose citizenship status change results in excess shares, or whose shares become excess shares as a result of a repurchase or redemption by SEACOR Marine of its capital stock may not receive any return on its investment in shares it purportedly purchases or owns, as the case may be, and it may sustain a loss.

To the extent that the above trust transfer provisions would be ineffective for any reason to prevent ownership (of record or beneficially) by non-U.S. citizens of the shares of any class or series of SEACOR Marine's capital stock in excess of the applicable permitted percentage, SEACOR Marine's Certificate of Incorporation provides that SEACOR Marine, in its sole discretion, shall be entitled to redeem all or any portion of such excess shares most recently acquired (as determined by SEACOR Marine in accordance with guidelines that are set forth in its Certificate of Incorporation), by non-U.S. citizens, or owned (of record or beneficially) by non-U.S. citizens as a result of a change in citizenship status or a repurchase or redemption by SEACOR Marine of shares of its capital stock, at a redemption price based on a fair market value formula that is set forth in SEACOR Marine's Certificate of Incorporation. The per share redemption price may be paid, as determined by the Board of Directors, by cash, promissory notes, warrants or a combination thereof. Such excess shares shall not be accorded any voting, dividend or distribution rights until they have ceased to be excess shares, provided that they have not been already redeemed by SEACOR Marine. As a result of the above provisions, a proposed transferee or owner of SEACOR Marine's Common Stock that is a non-U.S. citizen may not receive any return on its investment in shares it purportedly purchases or owns, as the case may be, and it may sustain a loss. Further, SEACOR Marine may have to incur additional indebtedness, or use available cash (if any), to fund all or a portion of such redemption, in which case its financial condition may be materially weakened.

So that SEACOR Marine may ensure its compliance with the Jones Act, its Certificate of Incorporation permits SEACOR Marine to require that any record or beneficial owner of any shares of its capital stock provide SEACOR Marine with certain documentation concerning such owner's citizenship. These provisions include a requirement that every person acquiring, directly or indirectly, five percent (5%) or more of the shares of any class or series of SEACOR Marine's capital stock must provide SEACOR Marine with specified citizenship documentation. In the event that any person does not submit such requested or required documentation to SEACOR Marine, SEACOR Marine's Certificate of Incorporation provides it with certain remedies, including the suspension of the voting rights of such person's shares of SEACOR Marine's capital stock and the payment of dividends and distributions with respect to those shares into an escrow account. As a result of non-compliance with these provisions, a record or beneficial owner of the shares of Common Stock may lose significant rights associated with those shares.

In addition to the risks described above, the foregoing restrictions on ownership by non-U.S. citizens could delay, defer or prevent a transaction or change in control that might involve a premium price for SEACOR Marine's Common Stock or otherwise be in the best interest of its stockholders.

The Company could be forced to suspend its operations in the U.S. coastwise trade if the provisions in its organizational documents fail to prevent a violation of the Jones Act.

As noted above, SEACOR Marine's Certificate of Incorporation and By-Laws (i) contain provisions prohibiting ownership of its Common Stock by persons who are not U.S. citizens within the meaning of the Jones Act, in the aggregate, in excess of 22.5% of such shares, in order to ensure that such ownership by non-U.S. citizens will not exceed the maximum percentage permitted by the Jones Act, which is presently 25% and (ii) permit SEACOR Marine under certain circumstances to redeem such excess shares by the payment of cash, promissory notes or warrants. However, SEACOR Marine may not be able to redeem such excess shares for cash because its operations may not have generated sufficient excess cash flow to fund such redemption. If, for any reason, SEACOR Marine is unable to effect such a redemption when such ownership of shares by non-U.S. citizens is in excess of 25% of the Common Stock, or otherwise prevent non-U.S. citizens in the aggregate from owning shares in excess of 25% of any such class or series of its capital stock, or fail to exercise its redemption rights because it is unaware that such ownership exceeds such percentage, SEACOR Marine will likely be unable to comply with the Jones Act and will likely be required by the applicable governmental authorities to suspend its operations in the U.S. coastwise trade. Any such actions by governmental authorities would likely have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

Under certain circumstances, the Company's vessels are subject to requisition for ownership or use by governmental agencies.

The Merchant Marine Act provides that, during a national emergency declared by presidential proclamation or a period for which the U.S. President has proclaimed that the security of the national defense makes it advisable, the Secretary of Transportation may requisition the ownership or use of any vessel owned by U.S. citizens (which includes the Company) and any vessel under construction in the U.S. If any of the Company's vessels were purchased or chartered by the federal government under this law, the Company would be entitled to just compensation, which is generally the fair market value of the vessel in the case of a purchase or, in the case of a charter, the fair market value of charter hire, but the Company would not be entitled to compensation for any consequential damages it may suffer. The purchase or charter for an extended period of time by the federal government of one or more of the Company's vessels under this law could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects. Vessels registered by the Company under other flag states may also be subject to requisition or purchase in accordance with comparable applicable laws of those states.

The Company may not be able to sell vessels to improve its liquidity because it may be unable to locate buyers with access to financing or to complete any sales on acceptable terms or within a reasonable time frame.

The Company may seek to sell some of its vessels to provide liquidity. However, given the volatility in the oil and natural gas industry in general, and the offshore oil and natural gas industry in particular, there may not be sufficient activity in the market to sell the Company's vessels and the Company may not be able to identify buyers with access to financing or to complete any such sales. Even if the Company is able to locate appropriate buyers for its vessels, any sales may occur on less favorable terms than the terms that might be available in a more liquid market or at other times in the business cycle. In addition, the terms of the Company's current and future indebtedness may limit its ability to sell assets, including vessels, or require that it use the proceeds from any such sale in a specified manner.

The Company may be unable to collect amounts owed to it by its customers.

The Company typically grants its customers credit on a short-term basis. Related credit risks are inherent as the Company does not typically collateralize receivables due from customers and the Company's ten largest customers accounted for approximately 84% of the consolidated revenues in 2025. In addition, many of its international customers are state-controlled and, as a result, the Company's receivables may be subject to local political priorities, which are out of the Company's control. The Company provides estimates for uncollectible accounts based primarily on its judgment using historical losses, current economic conditions and individual evaluations of each customer as evidence supporting the receivables valuations stated on the Company's financial statements. However, the Company's receivables valuation estimates may not be accurate and receivables due from customers reflected in its financial statements may not be paid in a timely manner or collectible. The Company's inability to perform under its contractual obligations, or its customers' inability or unwillingness to fulfill their contractual commitments to the Company, may have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company participates in joint ventures, and its investments in joint ventures could be adversely affected by its lack of sole decision-making authority and disputes between its partners and itself.

The Company participates in domestic and international joint ventures to further expand its capabilities, share risks and gain access to local markets. Due to the nature of joint venture arrangements, the Company does not unilaterally control the operating, strategic and financial policies of these business ventures. Decisions are often made on a collective basis, including the purchase and sale of assets, charter arrangements with customers and management of cash, including cash distributions to partners. In addition, joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, which could lead to deadlock in the operations or strategy with respect to the joint venture or partnership. Decisions made by the managers or the governing bodies of these entities may not always be the decision that is most beneficial to the Company as one of the equity holders of the entity, may be contrary to the Company's objectives, and may limit the Company's ability to transfer its interests. Investments in joint ventures involve risks that would not be present were a third party not involved, including the possibility that the Company's co-ventures might become bankrupt or fail to fund their share of required capital contributions. Any failure of such other companies to meet their obligations to the Company or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and, in turn, could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company's participation in industry-wide, multi-employer, defined benefit pension plans expose it to potential future losses.

Certain of the Company's subsidiaries are participating employers in two industry-wide, multi-employer defined benefit pension plans in the U.K., namely, the U.K. Merchant Navy Officers Pension Fund ("MNOPF") and the U.K. Merchant Navy Ratings Pension Fund ("MNRPF"). Among other risks associated with multi-employer plans, contributions and unfunded obligations of the multi-employer plan are shared by the plan participants. As a result, the Company may inherit unfunded obligations if other plan participants withdraw from the plan or cease to participate, and in the event that the Company withdraws from participation in one or both of these plans, it may be required to pay the plan an amount based on its allocable share of the underfunded status of the plan. Depending on the results of future actuarial valuations, it is possible that the plans could experience further deficits that will require funding from the Company, which would negatively impact its financial position, results of operations and cash flows. For example, on July 5, 2024, the Company was informed by the MNRPF that $0.4 million (£0.3 million) of the cumulative funding deficit of the MNRPF was allocated to the Company as a participating employer, for which the Company paid in full in October 2024.

The Company's employees are covered by federal laws that may subject it to job-related claims in addition to those provided by state laws.

Some of the Company's employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws preempt state workers' compensation laws and permit these employees and their representatives to pursue actions against employers for job-related incidents in federal courts based on tort theories. Because the Company is not generally protected by the damage limits imposed by state workers' compensation statutes for these types of claims, it may have greater exposure for any claims made by these employees.

Risk Factors Related to the Company's Common Stock

The Company's stock price may fluctuate significantly, and investors may not be able to sell their shares at an attractive price.

The trading price of the Company's Common Stock may be volatile and subject to wide price fluctuations in response to various factors including:

- market conditions in the broader stock market;

- the Company's capital structure and liquidity;

- commodity prices and in particular prices of oil and natural gas;

- actual or anticipated fluctuations in the Company's quarterly financial condition and results of operations;

- introduction of new equipment or services by the Company or its competitors;

- issuance of new or changed securities analysts' reports or recommendations;

- purchases and sales of large blocks of the Company's Common Stock and the frequency and volume with which the Common Stock trades on the New York Stock Exchange ("NYSE");

- additions or departures of key personnel;

- the ability or willingness of OPEC to set and maintain production levels for oil;

- oil and natural gas production levels by non-OPEC countries;

- regulatory or political developments;

- litigation and governmental investigations; and

- changing economic conditions.

These and other factors may cause the market price and demand for the Company's Common Stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of the Company's Common Stock and may otherwise negatively affect the liquidity of the Company's Common Stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of the Company's stockholders were to bring a lawsuit against it, the Company could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of the Company's management from its business.

An investor's percentage of ownership in the Company may be diluted in the future as result of the issuance of equity incentive awards and sales of Common Stock, including pursuant to the Company's ATM Program.

As with any publicly traded company, an investor's percentage ownership in the Company may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that the Company has and will continue to grant to its directors, officers and employees. In November of 2023, the Company entered into an at-the-market offering program (the "Prior ATM Program") with B. Riley Securities, Inc. under which the Company may sell up $25.0 million of Common Stock from time to time. As of December 31, 2024, remaining capacity under the Prior ATM Program was approximately $24.9 million. On February 7, 2025, in connection with the filing of a refreshed S-3 registration statement, the Company entered into a new at-the-market offering program (the "ATM Program") with B. Riley Securities, Inc., which upon execution of the related at-the-market sales agreement, terminated the Prior ATM Program. The Company may sell up to $25.0 million of Common Stock under the ATM Program. See "Item 7A. Management's Discussion and Analysis – Recent Developments".

If securities or industry analysts do not publish research or reports about the Company's business, if they adversely change their recommendations regarding the Company's stock or if the Company's results of operations do not meet their expectations, the Company's stock price and trading volume could decline.

The trading market for the Company's Common Stock is influenced by the research and reports that industry or securities analysts publish about the Company or its business. If one or more of these analysts cease coverage of the Company or fail to publish reports on the Company regularly, the Company could lose visibility in the financial markets, which in turn could cause its stock price or trading volume to decline. Moreover, if one or more of the analysts who cover the Company downgrade recommendations regarding the Company's stock, or if the Company's results of operations do not meet their expectations, the Company's stock price could decline and such decline could be material.

The Company is obligated to develop and maintain proper and effective internal control over financial reporting and is subject to other requirements that will be burdensome and costly.

The Company is subject to other reporting and corporate governance requirements, including the requirements of the NYSE, and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which impose significant compliance obligations upon the Company. As a public company, the Company is required to:

- prepare and distribute periodic public reports and other stockholder communications in compliance with its obligations under the federal securities laws and NYSE rules;

- create or expand the roles and duties of its board of directors and committees of the board of directors;

- institute more comprehensive financial reporting and disclosure compliance functions;

- supplement its internal accounting and auditing function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

- enhance and formalize closing procedures at the end of the Company's accounting periods;

- enhance the Company's internal audit function;

- enhance the Company's investor relations function;

- establish new internal policies, including those relating to disclosure controls and procedures; and

- involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes require a significant commitment of additional resources, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. The Company may not be successful in fully and efficiently implementing these requirements and implementing them could materially adversely affect its business, financial position, results of operations, cash flows and prospects.

Failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 could have a material adverse effect on the Company.

Section 404 of the Sarbanes-Oxley Act ("Section 404") requires the Company to establish effective internal controls over financial reporting and disclosure controls and procedures pursuant to Section 404 and management and its auditors to assess the effectiveness of such controls.

If the Company is unable to maintain adequate internal control over financial reporting, it may be unable to report its financial information on a timely basis, may violate applicable stock exchange listing rules or suffer other adverse regulatory consequences and may breach the covenants under its credit facilities. There could also be a negative reaction in the price of the Company's Common Stock due to a loss of investor confidence in the Company and the reliability of its financial statements. It cannot be assumed that the Company will not have a material weakness in its internal controls over financial reporting in the future.

Moreover, the Company's internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. The existence of a material weakness could result in errors in the Company's financial statements that could result in a restatement of financial statements, which could cause the Company to fail to meet its reporting obligations, lead to a loss of investor confidence and have a negative impact on the trading price of the Company's Common Stock.

Provisions in SEACOR Marine's Certificate of Incorporation and By-Laws, and Delaware law may discourage, *delay or prevent a change of control of SEACOR Marine or changes in SEACOR Marine's management and*, *therefore*, *may depress the trading price of its Common Stock.*

SEACOR Marine's Certificate of Incorporation and By-Laws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of SEACOR Marine or changes in its management, including, among other things:

- restrictions on the ability of SEACOR Marine's stockholders to fill a vacancy on the Board of Directors;

- restrictions related to the ability of non-U.S. citizens owning SEACOR Marine's Common Stock;

- SEACOR Marine's ability to issue preferred stock with terms that the Board of Directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the absence of cumulative voting in the election of directors which may limit the ability of minority stockholders to elect directors; and

- advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of SEACOR Marine.

These provisions in SEACOR Marine's Certificate of Incorporation and By-Laws may discourage, delay or prevent a transaction involving a change in control of SEACOR Marine that is in the best interest of its stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of SEACOR Marine's Common Stock if they are viewed as discouraging future takeover attempts.

SEACOR Marine's By-Laws include a forum selection clause, which could limit SEACOR Marine's stockholders' ability to obtain a favorable judicial forum for disputes with SEACOR Marine.

SEACOR Marine's By-Laws require that, unless SEACOR Marine consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of SEACOR Marine, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of SEACOR Marine to SEACOR Marine or SEACOR Marine's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine.

This exclusive forum provision will not apply to claims under the Exchange Act, but will apply to other state and federal law claims including actions arising under the Securities Act of 1933 (although SEACOR Marine's stockholders will not be deemed to have waived SEACOR Marine's compliance with the federal securities laws and the rules and regulations thereunder). Section 22 of the Securities Act of 1933, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act of 1933 or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of SEACOR Marine's capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision in SEACOR Marine's By-Laws may limit SEACOR Marine's stockholders' ability to obtain a favorable judicial forum for disputes with SEACOR Marine. It is also possible that, notwithstanding the forum selection clause included in SEACOR Marine's By-Laws, a court could rule that such a provision is inapplicable or unenforceable.

SEACOR Marine does not expect to pay dividends to holders of its Common Stock.

SEACOR Marine currently intends to retain its future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of its business. SEACOR Marine does not intend to pay any dividends to holders of its Common Stock. As a result, capital appreciation in the price of SEACOR Marine's Common Stock, if any, will be investor's only source of gain or income on an investment in SEACOR Marine's Common Stock.

General Risk Factors

Difficult economic conditions and volatility in the capital markets could materially adversely affect the Company.

The success of the Company's business is both directly and indirectly dependent upon conditions in the global financial markets and economic conditions in the U.S. and throughout the world that are outside the Company's control and are difficult to predict. Factors such as global and/or regional conflicts, such as the conflict between Russia and Ukraine and the hostilities in the Middle East, military intervention by the U.S. in Venezuela, pandemic responses, commodity prices and demand for commodities, interest rates, availability of credit, inflation rates, changes in laws (including laws relating to taxation), trade barriers, currency exchange rates and controls, significant economic downturns or recessions and national and international political circumstances (including wars, terrorist acts, security operations or pandemics) can have a material negative impact on the Company's business and investments, which could reduce its revenues and profitability. Uncertainty about global economic conditions may cause or require businesses to postpone capital spending in response to tighter credit and reductions in income or asset values and to cancel or renegotiate existing contracts because their access to capital is impeded. This would in turn affect the Company's profitability or results of operations. These factors may also adversely affect the Company's liquidity and financial condition and the liquidity and financial conditions of its customers. Volatility in the conditions of the global economic markets can also affect the Company's ability to raise capital at attractive prices. The Company's ongoing exposure to credit risks on its accounts receivable balances are heightened during periods when economic conditions worsen. The Company has procedures that are designed to monitor and limit exposure to credit risk on its receivables, however, there can be no assurance that such procedures will effectively limit the Company's credit risk and avoid losses that could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects. Unstable economic conditions, including an economic downturn or recession may also increase the volatility of the Company's stock price. An economic downturn and related economic uncertainty may have a negative impact on the Company's business.

The Company's operations are subject to certain foreign currency, interest rate, fixed-income, equity and commodity price risks.

The Company is exposed to certain foreign currency, interest rate, fixed-income, equity and commodity price risks and, although some of these risks may be hedged, fluctuations could impact its financial position and its results of operations. The Company has, and anticipates that it will continue to have, contracts denominated in foreign currencies. It is often not practicable for the Company to effectively hedge the entire risk of significant changes in currency rates during a contract period. The Company's financial position, results of operations and cash flows have been negatively impacted for certain periods and positively impacted for other periods, and may continue to be affected to a material extent by the impact of foreign currency exchange rate fluctuations. For example, strengthening of the U.S. dollar could give rise to reduced prices from shipyards and incentivize additional investment in new equipment notwithstanding the current state of such market. The Company's financial position, results of operations and cash flows may also be affected by the cost of hedging activities that it undertakes. Volatility in the financial markets and overall economic uncertainty also increase the risk that the actual amounts realized in the future on the Company's debt and equity instruments could differ significantly from the fair values currently assigned to them. In addition, changes in interest rates may have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects. Specifically, rising interest rates, including a potential rapid rise in interest rates, could increase the Company's cost of capital. There can be no assurance that the Company will be able to access the capital markets to provide funding for future operations that would require additional capital beyond the Company's current existing available capital on terms acceptable or favorable to the Company.

The Company engages in hedging activities which exposes it to risks.

For corporate purposes, the Company has in the past and may in the future use futures and swaps to hedge risks, such as escalation in fuel costs and movements in foreign exchange rates and interest rates. Such activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. The Company may also purchase inventory in larger than usual levels to lock in costs when it believes there may be large increases in the price of raw materials or other material used in its business. Such purchases expose the Company to risks of meeting margin calls and drawing on its capital, counter-party risk due to failure of an exchange or institution with which it has entered into a swap, incurring higher costs than competitors or similar businesses that do not engage in such strategies, and losses on its investment portfolio. Such strategies can also cause earnings to be volatile. If the Company fails to offset such volatility, this could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

The Company's results could be impacted by U.S. social, political, regulatory and economic conditions as well as by changes in tariffs, trade agreements or other trade restrictions imposed by the U.S. government.

Changes in U.S. political, regulatory and economic conditions or in laws and policies governing foreign trade (including the U.S. trade agreements and U.S. tariff policies), travel to and from the U.S., immigration, manufacturing, development and investment in the territories and countries in which the Company operates, and any negative sentiments or retaliatory actions towards the U.S. as a result of such changes, could adversely affect the global marine and support transportation services industry. Changes in U.S. foreign policy could create uncertainty about future relationships between the U.S. and other countries, including with respect to trade policies, treaties, government regulations and tariffs. Changes in these policies may have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

A violation of the Foreign Corrupt Practices Act of 1977 ("FCPA") or similar worldwide anti-bribery laws may adversely affect the Company's business and operations.

In order to effectively compete in certain foreign jurisdictions, the Company seeks to establish joint ventures with local operators or strategic partners. As a U.S. corporation, the Company is subject to the regulations imposed by the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or maintaining business. The Company has stringent policies and procedures in place to enforce compliance with the FCPA. Nevertheless, the Company does business and may do additional business in the future in countries and regions where strict compliance with anti-bribery laws may not be customary and the Company may be held liable for actions taken by its strategic or local partners even though these partners may not be subject to the FCPA. The Company's personnel and intermediaries, including its local operators and strategic partners, may face, directly or indirectly, corrupt demands by government officials, political parties and officials, tribal or insurgent organizations, or private entities in the countries in which it operates or may operate in the future. As a result, the Company faces the risk that an unauthorized payment or offer of payment could be made by one of its employees or intermediaries, even if such parties are not always subject to the Company's control or are not themselves subject to the FCPA or other similar laws to which the Company may be subject. Any allegation or determination that the Company has violated the FCPA (or any other applicable anti-bribery laws in countries in which the Company does business, including the U.K. Bribery Act 2010) could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

Adverse results of legal proceedings could materially adversely affect the Company.

The Company is subject to and may in the future be subject to a variety of legal proceedings and claims that arise out of the ordinary conduct of its business. Results of legal proceedings cannot be predicted with certainty. Irrespective of its merits, litigation may be both lengthy and disruptive to the Company's operations and may cause significant expenditure and diversion of management attention. The Company may be faced with significant monetary damages or injunctive relief against it that which could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects should it fail to prevail in certain matters.

Negative publicity may adversely impact the Company.

The Company's operations involve the risk of incidents and media coverage thereof. Such incidents include, but are not limited to, the improper operation or maintenance of vessels; crew illnesses; mechanical failures, fires and collisions; repair delays, groundings and navigational errors; oil spills and other maritime and environmental issues as well as other incidents at sea, which may generate negative publicity or cause crew discomfort, injury, or death. Although the Company's commitment to the safety of its employees is paramount to the success of the Company's business, the Company's vessels have been involved in accidents and other incidents in the past and the Company may experience similar or other incidents in the future. The Company's ability to attract and retain its clients, hire and retain employees and the amounts the Company must pay its employees depend, in part, upon the perception and reputation of the Company.

Media coverage and public statements that insinuate improper actions by the Company, regardless of their factual accuracy or truthfulness, may result in negative publicity, litigation or governmental investigations by regulators. Addressing negative publicity and any resulting litigation or investigations may distract management, increase costs and divert resources. Negative publicity may have an adverse impact on the Company's reputation and the morale of its employees, which could materially adversely affect its business, financial position, results of operations, cash flows and prospects.

Changes or modifications in financial accounting standards or practices may cause an adverse impact on reported results of operations or financial conditions.

The accounting rules and regulations that the Company complies with are subject to interpretation by the Financial Accounting Standards Board, the SEC and other various bodies formed to promulgate and interpret appropriate accounting principles. A change or modification in accounting standards or practices may have a significant effect on the Company's reported results of operations and the way that the Company conducts its business. The accounting rules and regulations and their interpretations have changed in the past and may change in the future. The Company cannot predict the impact that future changes to existing regulations or the introduction of new accounting rules or regulations might have on the Company's business.

The Company's success depends on key members of its management, the loss of whom could disrupt its business operations.

The Company depends to a large extent on the efforts and continued employment of its executive officers and key management personnel. It does not maintain key-man insurance. The loss of services of one or more of its executive officers or key management personnel could have a material adverse effect on the Company's business, financial position, results of operations, cash flows and prospects.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

The Company relies on technology infrastructure and information systems, including the Internet and cloud services, to process, transmit and store electronic and financial information, manage a variety of business processes and activities, and comply with regulatory, legal and tax requirements. The Company also depends on its information technology infrastructure to capture knowledge of its business including its vessel operation systems, which contain information about vessel positioning and scheduling; monitor its vessel maintenance and engine systems; coordinate its business across its bases of operation including cargo delivery and equipment tracking; and communicate within its organization and with customers, suppliers, partners and other third parties. The Company's ability to service customers and operate vessels is dependent on the continued operation of these systems. While the Company takes various precautions and has enhanced controls around its systems, like other technology systems, they are susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, telecommunication failures, user errors, catastrophic events, or cyber-attacks including malware, other malicious software, phishing email attacks, attempts to gain unauthorized access to its data, the unauthorized release, corruption or loss of its data, loss or damage to its data delivery systems, ransomware, and other electronic security breaches. Over time, these attacks have become increasingly sophisticated and, in some cases, have been conducted or sponsored by "nation state" operators. The Company expects that sophistication of cyber-threats will continue to evolve as threat actors increase their use of AI and machine-learning technologies. Many threat actors are well funded.

The Company has implemented robust processes to assess, identify, and manage cybersecurity risks, including potentially material risks, related to the Company's internal information systems and its services. The Board of Directors has direct oversight of the Company's risk management process and the management of cybersecurity risks. Under the direction and supervision of the Company's Chief Financial Officer, the Company conducts periodic risk assessments, which include cybersecurity risks. Management provides a comprehensive update to the Board of Directors on cybersecurity threats and risk mitigation at least annually, and more frequently as relevant.

The Company's Director of Technology, reporting to the Chief Financial Officer, has principal responsibility for assessing and managing cybersecurity risks and threats, implementing the systems necessary to address such risks and threats, and preparing updates for the Board of Directors. The Director of Technology has twenty-two years of experience leading and working on cybersecurity teams at the Company and other companies in the oil and natural gas industry, has significant experience with networking, on-premises and cloud-based infrastructure, and cybersecurity controls, and has a Bachelor of Science degree.

In response to the increasing threats presented by cyber incidents, in April 2022 the Company established a Cybersecurity Committee, which meets regularly. This committee is comprised of the Director of Technology, members of management from the technology, quality, health, safety and environment and operations departments, as well as the Chief Financial Officer and the General Counsel, both of whom report to the Chief Executive Officer. The Cybersecurity Committee oversees activities related to the monitoring, prevention, detection, mitigation and remediation of cybersecurity risks. The Cybersecurity Committee develops and implements cybersecurity risk mitigation strategies, policies and activities throughout the year, including the management of comprehensive incident response plans as well as the Company's AI acceptable use policy. Additionally, the Cybersecurity Committee oversees the cybersecurity risks posed by third-party vendors and receives regular updates on cybersecurity-related matters.

The Company has adopted the National Institute of Standards and Technology ("NIST") Cybersecurity Framework to continuously evaluate and enhance its cybersecurity procedures. Activities include mandatory quarterly online training for all employees, technical security controls, enhanced data protection, the maintenance of backup and protective systems, policy review and implementation, periodic assessments of third-party service providers to assess cyber preparedness of key vendors, and running simulated cybersecurity drills, including vulnerability scanning, penetration testing and disaster recovery exercises, throughout the organization. These cybersecurity drills are performed both in-house and by third-party service providers. The Company uses automated tools that monitor, detect, and prevent cybersecurity risks that are monitored by the technology department and a third-party vendor. As noted above, the Cybersecurity Committee is also implementing comprehensive incident response plans that outline the appropriate communication flow and response for certain categories of potential cybersecurity incidents. The Cybersecurity Committee escalates events, including to the Chief Executive Officer and Board of Directors, as relevant, based on the materiality of the event.

When the Company experiences a cybersecurity incident, the Director of Technology will inform the Cybersecurity Committee, which will then evaluate and assess the materiality of the incident to the Company, its information technology infrastructure and data integrity, and, in particular, whether the cybersecurity incident should be reported to the Board of Directors in advance of or external to the next regular cybersecurity update. Once a cybersecurity incident is reported to the Board of Directors, the Board of Directors provides oversight of the Company's response to such incident, including considerations around disclosure of the event. The Cybersecurity Committee continuously monitors incidents as they are remedied to ensure proper remediation and, if necessary, the ability to report to the Board of Directors if previously unknown material information arises during such remediation. The Cybersecurity Committee is an integral part of our disclosure controls and procedures.

The Company engages subject matter experts such as consultants and auditors to assist the Company in establishing processes to assess, identify, and manage potential and actual cybersecurity threats, to actively monitor the Company's systems internally using widely accepted digital applications, processes, and controls, and to provide forensic assistance to facilitate system recovery in the case of an incident. The Cybersecurity Committee oversees and establishes the parameters of the Company's engagement with these experts to ensure the Company obtains the supplemental assistance needed in this area, if any.

The Company's information technology systems are in some cases integrated, such that damage, disruption or shutdown to one system could result in a more widespread impact on the Company's systems as a whole. If the Company's information technology systems suffer severe damage, disruption or shutdown, and its business continuity plans do not effectively resolve the issues in a timely manner, the Company's business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information, data loss and corruption, see "Item 1A. Risk Factors" under the heading "The Company relies on information technology, and if it is unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, its operations could be disrupted and its business could be negatively affected" of this Annual Report on Form 10-K. A cybersecurity incident could materially harm the Company's reputation and financial condition and cause us to incur legal liability and increased costs to respond to such events.

ITEM 2. PROPERTIES

Offshore support vessels are the principal physical properties owned by the Company as more fully described in "Item 1. Business" of this Annual Report on Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of its business, the Company becomes involved in various litigation matters including, among others, claims by third parties for alleged property damages and personal injuries. In the opinion of the Company's management, while the outcome of these matters is uncertain, the likely results of these matters are not expected, either individually or in the aggregate, to have a material adverse effect on the Company's financial position, results of operations or cash flows. However, management has used estimates in determining the Company's potential exposure to these matters and has recorded reserves in its financial statements related thereto where appropriate. It is possible that a change in the Company's estimates of that exposure could occur, but the Company does not expect such changes in estimated costs would have a material adverse effect on the Company's business, consolidated financial position, results of operations, cash flows and prospects.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Officers of SEACOR Marine serve at the pleasure of the Board of Directors. The name, age and positions held by each of SEACOR Marine's current executive officers are as follows (age and position as of February 25, 2026):

Name	Age	Position
John Gellert	55	President, Chief Executive Officer and a director of SEACOR Marine since June 1, 2017. Prior to the spin-off of SEACOR Marine from SEACOR Holdings Inc. ("SEACOR Holdings"), Mr. Gellert served as the Co-Chief Operating Officer of SEACOR Holdings since February 2015 and President of SEACOR Holdings' Offshore Marine Services segment since July 2005. Mr. Gellert has also held various financial, analytical, chartering and marketing roles within SEACOR Holdings since joining in June 1992. Mr. Gellert is an officer and director of certain Company subsidiaries. Mr. Gellert serves as a member of the Executive Committee of International Support Vessel Owners Association, a member of the board of directors of Offshore Marine Service Association, former chairman of National Ocean Industries Association, and a member of the Executive Council at Cohesive Capital Management, L.P. Mr. Gellert graduated from Harvard College.
Jesús Llorca	50	Executive Vice President and Chief Financial Officer since April 2, 2018. Prior to his appointment, Mr. Llorca was Executive Vice President of Corporate Development since June 1, 2017. Prior to the spin-off of SEACOR Marine from SEACOR Holdings, Mr. Llorca was a Vice President of SEACOR Holdings since 2007. From 2004 to 2007, Mr. Llorca worked in the corporate group of SEACOR Holdings. From 2000 to 2004, Mr. Llorca worked at Nabors Drilling where he held various operational and management positions internationally. Mr. Llorca graduated from ICADE with degrees in business and law.
Gregory Rossmiller	56	Senior Vice President and Chief Accounting Officer since April 17, 2018. Prior to his appointment, Mr. Rossmiller was the Chief Financial Officer, North America, for Applus Energy and Industry (a division of Applus Services S.A.) since June 2009. Mr. Rossmiller was Corporate Controller of Pride International from 2005 to 2009, and Controller of Nabors Drilling International Limited (a subsidiary of Nabors Industries, Ltd.) from 2000 to 2005 and Assistant Controller from 1997 to 2000. Prior to 1997, Mr. Rossmiller held audit positions with Cooper Industries and with the accounting firm of Deloitte & Touche. Mr. Rossmiller attended the General Management Program at Harvard Business School and received his B.A from the University of Northern Iowa.
Andrew H. Everett II	43	Senior Vice President, General Counsel and Secretary since January 22, 2018. Prior to his appointment, Mr. Everett was an associate in the Global Corporate Group of Milbank LLP from 2008 until 2018. Mr. Everett received his J.D. from Boston College Law School and B.S. from Bentley University.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for the Company's Common Stock

SEACOR Marine's Common Stock is traded on the NYSE under the trading symbol "SMHI".

As of February 22, 2026, there were 388 holders of record of Common Stock.

Dividend Policy

The Company currently does not intend on paying any dividends for the foreseeable future. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, financial condition, current and anticipated capital requirements, plans for expansion, level of indebtedness and legal and contractual restrictions, including the provisions of the Company's then-existing indebtedness. The payment of future cash dividends, if any, would be made only from assets legally available.

Securities Authorized for Issuance Under Equity Compensation Plans

For certain information concerning securities authorized for issuance under the Company's equity compensation plans, see "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," which notes that the information required by this Item will be incorporated herein by reference to the Company's definitive proxy statement.

Issuer Repurchases of Equity Securities

The following table provides information with respect to purchases by the Company of shares of its Common Stock during the fourth quarter of 2025:

Period	Total number of shares purchased	Average price per share	Total number of Shares Purchased as Part of a Publicly Announced Plan	Maximum number of Shares that may be Purchased Under the Plan
October 1, 2025 to October 31, 2025	—	$ —	—	—
November 1, 2025 to November 30, 2025	7,417	$ 6.97	—	—
December 1, 2025 to December 31, 2025	—	$ —	—	—
Total	7,417	$ 6.97	—	—

For the three months ended December 31, 2025, the Company acquired for treasury 7,417 shares of Common Stock from its employees to cover their tax withholding obligations upon the vesting of restricted share awards for an aggregate purchase price of $51,656. These shares were purchased in accordance with the terms of the Company's 2022 Equity Incentive Plan.

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") below presents the Company's operating results for each of the three years in the period ended December 31, 2025, and its financial condition as of December 31, 2025 and 2024. Certain statements in this MD&A constitute forward-looking statements. See "Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K.

The following MD&A is intended to help the reader understand the results of operations and financial condition of the Company. The MD&A is provided as a supplement to, and should be read in conjunction with, the consolidated financial statements and related notes included in Part IV of this Annual Report on Form 10-K and incorporated herein by reference.

Overview

The Company provides global marine and support transportation services to offshore energy facilities worldwide. As of December 31, 2025, the Company operated a fleet of 44 support vessels, of which all were owned. The primary users of the Company's services are major integrated national and international oil companies, independent oil and natural gas exploration and production companies, oil field service and construction companies, as well as offshore wind farm operators and offshore wind farm installation and maintenance companies.

The Company operates and manages a diverse fleet of offshore support vessels that (i) deliver cargo and personnel to offshore installations, including offshore wind farms, (ii) assist offshore operations for production and storage facilities, (iii) provide construction, well work-over, offshore wind farm installation and decommissioning support and (iv) carry and launch equipment used underwater in drilling and well installation, maintenance, inspection and repair. Additionally, the Company's vessels provide emergency response services and accommodations for technicians and specialists.

Recent Developments

Cost Reduction Measures

During the fourth quarter of 2025, the Company initiated certain cost reduction measures to better align its operating expenses with the current state of the offshore marine industry, in general, and its business, in particular. These measures include a reduction of workforce, reorganization of the management structure and streamlining of operations. For the year ended December 31, 2025, the Company incurred one-time charges totaling $1.2 million related to severance charges arising from a reduction in workforce resulting in a decrease in annualized wages and benefits expenses of at least $3.9 million. Management continues to focus on optimizing the cost structure and regional footprint of the business to help maintain the Company's competitiveness in the industry, improve its operating leverage and position itself to take advantage of market opportunities.

Vessel Sales

On December 19, 2025, the Company completed the sale of one 201 foot, DP-2 PSV built in 2013 for total proceeds of $13.4 million and a gain of approximately $8.1 million. Approximately $11.0 million of these sale proceeds were designated to make future payments on the construction of two PSVs and deposited in a restricted account.

On September 29, 2025, the Company completed the sale of the U.S. flag liftboat LB Jill and the U.S. flag liftboat LB Robert (together, the "Liftboat Sales") for total proceeds of $76.0 million. In addition, concurrently with the closing of the Liftboat Sales, the Company sold certain uninstalled vessel equipment for total proceeds of $1.0 million (the "Equipment Sale"). After deducting transaction costs and expenses, the Company received net cash proceeds of $74.7 million and recognized a gain of $30.5 million for the Liftboat Sales and the Equipment Sale. None of the sale proceeds from the Liftboat Sales and the Equipment Sale are encumbered by the Company's 2024 SMFH Credit Facility or required to be used to repay such facility.

On April 24, 2025, the Company completed the sale of one FSV built in 2009 for total proceeds of $4.6 million and a gain of approximately $3.0 million. Approximately $3.8 million of these sale proceeds were designated to make future payments on the construction of two PSVs and deposited in a restricted account.

On April 7, 2025, the Company completed the sale of two 201 foot, DP-2 PSVs built in 2014 for total proceeds of $28.8 million and a gain of $16.1 million. Approximately $12.9 million of these sale proceeds were used to complete the Securities Repurchase (as defined below), and approximately $10.9 million was designated to make future payments on the construction of two PSVs and deposited in a restricted account.

Securities Repurchase

On April 4, 2025, SEACOR Marine purchased from certain funds affiliated with Carlyle (the "Carlyle Investors"), 1,355,761 shares of Common Stock, at $4.90 per share, and warrants to purchase 1,280,195 shares of Common Stock at an exercise price of $0.01 per share, at $4.89 per warrant, representing approximately 9.1% of the outstanding shares of Common Stock assuming the full exercise of the warrants (the "Securities Repurchase"). The aggregate purchase price was approximately $12.9 million, with the per share and warrant price negotiated based on a trailing volume weighted average price. After giving effect to the Securities Repurchase, the Company no longer has any warrants to purchase Common Stock outstanding. The Company used net proceeds from a vessel sale to complete the Securities Repurchase.

Trends Affecting the Offshore Marine Business

Oil and Natural Gas Prices

The market for offshore oil and natural gas drilling has historically been cyclical. Demand for offshore support vessels is highly correlated to the price of oil and natural gas as those prices significantly impact the Company's customers' exploration and drilling activity levels. Oil and natural gas prices tend to fluctuate based on many factors, including global economic activity, levels of reserves and production activity. Price levels for oil and natural gas have and will continue to influence demand for offshore marine services. In addition to the price of oil and natural gas, the availability of acreage, local tax incentives or disincentives in significant oil and natural gas producing regions, drilling moratoriums and other regulatory actions, and requirements for maintaining interests in leases affect activity in the offshore oil and natural gas industry. Factors that influence the level of offshore exploration and drilling activities include:

- expectations as to future oil and natural gas commodity prices;

- customer assessments of offshore drilling prospects compared with land-based opportunities, including newer or unconventional opportunities such as shale;

- expectations as to the future demand for oil and natural gas in the context of plans for the transition to non-hydrocarbon based sources of energy;

- customer assessments of cost, geological opportunity and political stability in host countries;

- worldwide demand for oil and natural gas;

- the ability or willingness of OPEC to set and maintain production levels and pricing;

- military conflicts and terrorism in oil producing regions, including the Middle East, Venezuela and Russia;

- the level of oil and natural gas production by non-OPEC countries;

- transitions to and demand for non-hydrocarbon based energy sources and uncertainty related to national and supranational attitudes towards energy transition;

- the relative exchange rates for the U.S. dollar; and

- various U.S. and international government policies regarding exploration and development of oil and natural gas reserves, which have been becoming increasingly unpredictable in recent years.

Offshore oil and natural gas market conditions are highly volatile. Oil prices experienced unprecedented volatility during 2020 due to the COVID-19 pandemic and the related effects on the global economy, with the price per barrel going negative for a short period of time. Oil prices steadily increased since the lows hit at the beginning of the COVID-19 pandemic and hit a multi-year high of $122 per barrel during 2022 primarily as a result of the conflict between Russia and Ukraine as well as the related economic sanctions and economic uncertainty but subsequently decreased to pre-conflict levels. During 2025, WTI oil prices reached a high of $81 per barrel and a low of $55 per barrel, ending the year at $57 per barrel.

While the Company has experienced difficult market conditions over the past few years due to volatile oil and natural gas prices and the focus of oil and natural gas producing companies on cost and capital discipline, the increases since the lows experienced during the COVID-19 pandemic in oil and natural gas prices has led to an increase in utilization, day rates and customer inquiries about new projects.

Vessel Supply Dynamics and Other Industry Drivers

The Company closely monitors the availability of vessels in the offshore support vessel market as the utilization and day rates of the Company's fleet is dependent on the supply and demand dynamics for its vessels. For example, low oil and natural gas prices and a corresponding decline in offshore exploration may reduce demand for the Company's vessels and in the past such declines have forced many operators in the industry to restructure, liquidate assets or consolidate with other operators. Additionally, the delivery of newly built offshore support vessels to the industry-wide fleet has in the past contributed to an oversupply of vessels in the market, thereby further decreasing the demand for the Company's existing offshore support vessel fleet. A combination of low customer exploration and drilling activity levels, and excess supply of offshore support vessels whether from laid up fleets or newly built vessels could, in isolation or together, have a material adverse effect on the Company's business, financial position, results of operations, cash flows and growth prospects. Alternatively, increasing activity levels and a stable supply of offshore support vessels could support higher utilization and day rates and improved financial performance of the Company's business.

Certain macro drivers somewhat independent of oil and natural gas prices may support the Company's business, including: (i) underspending by oil and natural gas producers over the last five to ten years leading to pent up demand for maintenance and growth capital expenditures; (ii) improved extraction technologies; and (iii) the need for offshore wind farm support as the industry grows. While the Company expects that alternative forms of energy will continue to develop and add to the world's energy mix, especially as certain governments, supranational groups, institutional investors, and various other parties focus on climate change causes and concerns, the Company believes that for the foreseeable future demand for gasoline and oil will be sustained, as will demand for natural gas, particularly in the context of expanded power generation demand worldwide. Some alternative forms of energy such as offshore wind farms support some of the Company's operations and the Company expects such support to increase to the extent that development of these forms of renewable energy expands.

The Company adheres to a strategy of cold-stacking vessels (removing from active service) during periods of weak utilization in order to reduce the daily running costs of operating the fleet, primarily personnel, repairs and maintenance costs, as well as to defer some drydocking costs into future periods. The Company considers various factors in determining which vessels to cold-stack, including upcoming dates for regulatory vessel inspections and related drydocking requirements. The Company may maintain class certification on certain cold-stacked vessels, thereby incurring some drydocking costs while cold-stacked. Cold-stacked vessels are returned to active service when market conditions improve, or management anticipates improvement, typically leading to increased costs for drydocking, personnel, repair and maintenance in the periods immediately preceding the vessels' return to active service. Depending on market conditions, vessels with similar characteristics and capabilities may be rotated between active service and cold-stack. On an ongoing basis, the Company reviews its cold-stacked vessels to determine if any should be designated as retired and removed from service based on the vessel's physical condition, the expected costs to reactivate and restore class certification, if any, and its viability to operate within current and projected market conditions. As of December 31, 2025, one of the Company's 44 owned vessels was cold-stacked worldwide. In addition, the Company had two vessels classified as held for sale as of December 31, 2025.

Inflation

The Company's operations expose it to the effects of inflation. Inflation has become a significant factor in the world economy post-pandemic and has led to an increased interest rate environment as well as inflationary pressures on the Company's operations, including but not limited to increased labor, repairs and maintenance, transportation and insurance costs. The Company's borrowing is on a fixed rate basis and therefore interest rate fluctuations no longer affect the interest costs reflected in the Company's financial results.

Certain Components of Revenues and Expenses

The Company operates its fleet in four principal geographic regions: the U.S., primarily in the Gulf of America; Africa and Europe; the Middle East and Asia; and Latin America, primarily in Guyana and Mexico. The Company's vessels are highly mobile and regularly and routinely move between countries within a geographic region. In addition, the Company's vessels are redeployed among geographic regions, subject to flag restrictions, as changes in market conditions dictate. The number and type of vessels operated, their rates per day worked and their utilization levels are the key determinants of the Company's operating results and cash flows. Unless a vessel is cold-stacked, there is little reduction in daily running costs for the vessels and, consequently, operating margins are most sensitive to changes in rates per day worked and utilization. The Company manages its fleet utilizing a global network of shore side support, administrative and finance personnel.

Time charter statistics are the key performance indicators for the Company's time charter revenues. The rate per day worked is the ratio of total time charter revenues to the aggregate number of days worked. Utilization is the ratio of aggregate number of days worked to total available days for all vessels available for time charter. Unless vessels have been retired and removed from service, available days represents the total calendar days for which vessels available for time charter were owned or leased-in by the Company, whether marketed, under repair, cold-stacked or otherwise out-of-service.

Operating Revenues. The Company generates revenues by providing services to customers primarily pursuant to two different types of contractual arrangements: time charters and bareboat charters. Under a time charter, the Company provides a vessel to a customer and is responsible for all operating expenses, typically excluding fuel. Under a bareboat charter, the Company provides a vessel to a customer and the customer assumes responsibility for all operating expenses and all risks of operation. Vessel charters may range from several days to several years.

Direct Operating Expenses. The aggregate cost of operating the Company's fleet depends primarily on the size and asset mix of the fleet. The Company's direct operating costs and expenses, other than leased-in equipment expense, are grouped into the following categories:

- personnel (primarily wages, benefits, payroll taxes, savings plans, training and travel for marine personnel);

- repairs and maintenance (primarily routine repairs and maintenance and main engine overhauls that are performed in accordance with planned maintenance programs);

- drydocking (primarily the cost of regulatory drydockings performed in accordance with applicable regulations);

- insurance and loss reserves (primarily the cost of Hull and Machinery and Protection and Indemnity insurance premiums and loss deductibles);

- fuel, lubes and supplies; and

- other (brokers' commissions, communication costs, expenses incurred in mobilizing vessels between geographic regions, third party ship management fees, freight expenses, customs and importation duties and other).

The Company expenses drydocking, engine overhaul and vessel mobilization costs as incurred. If a disproportionate number of drydockings, overhauls or mobilizations are undertaken in a particular fiscal year or quarter, operating expenses may vary significantly when compared with the prior year or prior quarter.

Direct Vessel Profit. Direct vessel profit (defined as operating revenues less operating expenses excluding leased-in equipment, "DVP") is the Company's measure of segment profitability. DVP is a critical financial measure used by the Company to analyze and compare the operating performance of its segments, without regard to financing decisions (depreciation and interest expense for owned vessels vs. lease expense for leased-in vessels). See "Note 16. Major Customers and Segment Information" in the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Leased-in Equipment. In addition to the Company's owned fleet, it operated one leased-in vessel from a lessor under a bareboat charter arrangement that expired during 2024. This vessel was previously owned and subject to a sale and leaseback transaction with the lessor.

Impairments. When reviewing its fleet for impairment, the Company groups vessels with similar operating and marketing characteristics, including cold-stacked vessels expected to return to active service, into vessel classes. All other vessels, including vessels retired and removed from service, are evaluated for impairment on a vessel by vessel basis.

During 2025, the Company did not record impairment charges on any owned vessels. During 2024, the Company recorded impairment charges of $3.7 million for other equipment. During 2023, the Company recorded impairment charges of $0.7 million for one leased-in AHTS. Estimated fair values for the Company's owned vessels are established by independent appraisers and other market data such as recent sales of similar vessels. For information regarding the Company's vessel fair value measurement determinations, see "Note 8. Fair Value Measurements" in the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

For vessel classes and individual vessels with indicators of impairment, but which were not impaired as of December 31, 2025, the Company has assessed that their estimated fair value exceeds their current carrying values. Fair value determination is primarily accomplished by obtaining independent valuations of vessel or vessel classes from qualified third party appraisers and other market data such as recent sales of similar vessels. As markets change, the impact of vessel impairments will be evaluated.

Consolidated Results of Operations

For the years ended December 31, the Company's consolidated results of operations were as follows (in thousands, except statistics):

	2025		**2024**		**2023**	
Time Charter Statistics:						
Average Rates Per Day	$ 18,899		$ 18,989		$ 16,375	
Fleet Utilization	66%		67%		75%	
Fleet Available Days	17,341		19,895		20,519	
Operating revenues:						
Time charter	$ 215,381	95%	$ 254,320	94%	$ 251,385	89%
Bareboat charter	3,235	1%	1,464	1%	1,460	1%
Other marine services	9,216	4%	15,577	5%	26,666	10%
	227,832	100%	271,361	100%	279,511	100%
Costs and Expenses:						
Operating:						
Personnel	$ 71,661	31%	$ 85,541	32%	$ 81,770	29%
Repairs and maintenance	48,523	21%	40,385	15%	26,826	10%
Drydocking	12,617	6%	21,451	8%	6,598	2%
Insurance and loss reserves	8,653	4%	9,894	4%	9,956	4%
Fuel, lubes and supplies	17,908	8%	19,947	7%	17,187	6%
Other	22,410	10%	20,034	7%	17,313	6%
	181,772	80%	197,252	73%	159,650	57%
Lease expense	1,203	1%	1,678	1%	2,748	1%
Administrative and general	47,483	21%	44,713	16%	49,183	18%
Depreciation and amortization	47,070	21%	51,628	19%	53,821	19%
	277,528	122%	295,271	109%	265,402	95%
Gains on Asset Dispositions and Impairments, Net	63,412	28%	13,481	5%	21,409	8%
Operating Income (Loss)	13,716	6%	(10,429)	(4)%	35,518	13%
Other Expense, Net	(32,781)	(14)%	(72,618)	(27)%	(39,589)	(14)%
Loss Before Income Tax Expense (Benefit) and Equity in Earnings of 50% or Less Owned Companies	(19,065)	(8)%	(83,047)	(31)%	(4,071)	(1)%
Income Tax Expense (Benefit)	10,510	5%	(2,615)	(1)%	8,799	3%
Loss Before Equity in Earnings of 50% or Less Owned Companies	(29,575)	(13)%	(80,432)	(30)%	(12,870)	(5)%
Equity in Earnings of 50% or Less Owned Companies	1,731	1%	2,308	1%	3,556	1%
Net Loss	(27,844)	(12)%	(78,124)	(29)%	(9,314)	(3)%

The following tables summarize the operating results and property and equipment for the Company's reportable segments for the periods indicated (in thousands, except statistics):

	United States (primarily Gulf of America)		Africa and Europe		Middle East and Asia		Latin America		Total	
For the year ended December 31, 2025										
Time Charter Statistics:										
Average Rates Per Day	$	21,634	$	17,883	$	17,189	$	22,758	$	18,899
Fleet Utilization		41%		76%		71%		65%		66%
Fleet Available Days		3,759		6,593		4,454		2,535		17,341
Operating Revenues:										
Time charter	$	33,371	$	90,044	$	54,621	$	37,345	$	215,381
Bareboat charter		—		—		—		3,235		3,235
Other marine services		2,955		2,971		1,613		1,677		9,216
		36,326		93,015		56,234		42,257		227,832
Direct Costs and Expenses:										
Operating:										
Personnel	$	22,999	$	19,819	$	19,162	$	9,681	$	71,661
Repairs and maintenance		5,161		19,333		19,744		4,285		48,523
Drydocking		5,731		4,542		1,333		1,011		12,617
Insurance and loss reserves		2,852		2,300		2,779		722		8,653
Fuel, lubes and supplies		2,989		6,967		5,094		2,858		17,908
Other		1,304		11,215		4,528		5,363		22,410
		41,036		64,176		52,640		23,920		181,772
Direct Vessel (Loss) Profit	$	(4,710)	$	28,839	$	3,594	$	18,337	$	46,060
Other Costs and Expenses:										
Lease expense	$	552	$	130	$	293	$	228		1,203
Administrative and general										47,483
Depreciation and amortization		11,593		16,935		12,848		5,694		47,070
										95,756
Gains on asset dispositions and impairments, net										63,412
Operating income									$	13,716
As of December 31, 2025										
Property and Equipment:										
Historical cost	$	98,231	$	275,058	$	242,879	$	160,665	$	776,833
Accumulated depreciation		(62,907)		(121,155)		(112,559)		(52,191)		(348,812)
	$	35,324	$	153,903	$	130,320	$	108,474	$	428,021
Total Assets [1]	$	56,355	$	196,818	$	193,225	$	124,213	$	570,611

_____

(1)   Total Assets exclude $90.0 million of corporate assets.

	United States (primarily Gulf of America)		Africa and Europe		Middle East and Asia		Latin America		Total	
For the year ended December 31, 2024										
Time Charter Statistics:										
Average Rates Per Day	$	23,076	$	17,453	$	17,285	$	23,462	$	18,989
Fleet Utilization		38%		75%		78%		66%		67%
Fleet Available Days		3,688		7,590		5,215		3,402		19,895
Operating Revenues:										
Time charter	$	31,991	$	99,410	$	70,346	$	52,573	$	254,320
Bareboat charter		—		—		—		1,464		1,464
Other marine services		3,808		5,272		1,979		4,518		15,577
		35,799		104,682		72,325		58,555		271,361
Direct Costs and Expenses:										
Operating:										
Personnel	$	24,459	$	21,887	$	24,132	$	15,063	$	85,541
Repairs and maintenance		6,618		13,537		13,047		7,183		40,385
Drydocking		8,604		4,774		2,796		5,277		21,451
Insurance and loss reserves		2,992		2,329		3,147		1,426		9,894
Fuel, lubes and supplies		3,351		7,197		4,184		5,215		19,947
Other		509		12,723		4,425		2,377		20,034
		46,533		62,447		51,731		36,541		197,252
Direct Vessel (Loss) Profit	$	(10,734)	$	42,235	$	20,594	$	22,014	$	74,109
Other Costs and Expenses:										
Lease expense	$	555	$	507	$	301	$	315		1,678
Administrative and general										44,713
Depreciation and amortization		12,334		17,497		13,276		8,521		51,628
										98,019
Gains on asset dispositions and impairments, net										13,481
Operating loss									$	(10,429)
As of December 31, 2024										
Property and Equipment:										
Historical cost	$	195,756	$	325,000	$	240,075	$	139,583	$	900,414
Accumulated depreciation		(104,771)		(121,320)		(97,908)		(43,449)		(367,448)
	$	90,985	$	203,680	$	142,167	$	96,134	$	532,966
Total Assets [1]	$	120,347	$	241,278	$	174,410	$	117,475	$	653,510

[1] Total Assets exclude $73.6 million of corporate assets.

	United States (primarily Gulf of America)		Africa and Europe		Middle East and Asia		Latin America		Total	
For the year ended December 31, 2023										
Time Charter Statistics:										
Average Rates Per Day	$	20,967	$	14,612	$	15,003	$	18,937	$	16,375
Fleet Utilization		45%		87%		76%		88%		75%
Fleet Available Days		4,443		6,935		5,829		3,312		20,519
Operating Revenues:										
Time charter	$	41,850	$	87,729	$	66,407	$	55,399	$	251,385
Bareboat charter		—		—		—		1,460		1,460
Other marine services		17,678		2,582		4,345		2,061		26,666
		59,528		90,311		70,752		58,920		279,511
Direct Costs and Expenses:										
Operating:										
Personnel	$	26,110	$	20,434	$	20,786	$	14,440	$	81,770
Repairs and maintenance		5,146		9,624		7,109		4,947		26,826
Drydocking		2,314		2,946		(99)		1,437		6,598
Insurance and loss reserves		3,752		1,727		3,638		839		9,956
Fuel, lubes and supplies		3,697		6,830		3,552		3,108		17,187
Other		1,427		10,072		3,961		1,853		17,313
		42,446		51,633		38,947		26,624		159,650
Direct Vessel Profit	$	17,082	$	38,678	$	31,805	$	32,296	$	119,861
Other Costs and Expenses:										
Lease expense	$	536	$	1,498	$	360	$	354		2,748
Administrative and general										49,183
Depreciation and amortization		14,685		15,346		14,760		9,030		53,821
										105,752
Gains on asset dispositions and impairments, net										21,409
Operating income									$	35,518
As of December 31, 2023										
Property and Equipment:										
Historical cost	$	209,262	$	272,272	$	267,079	$	170,210	$	918,823
Accumulated depreciation		(99,137)		(93,045)		(94,708)		(37,251)		(324,141)
	$	110,125	$	179,227	$	172,371	$	132,959	$	594,682
Total Assets [1]	$	142,264	$	215,158	$	199,174	$	152,427	$	709,023

[1]   Total Assets exclude $71.3 million of corporate assets.

The following tables summarize the world-wide operating results and property and equipment for each of the Company's vessel classes for the periods indicated (in thousands, except statistics):

	AHTS	FSV	PSV	Liftboats	Other Activity	Total
For the year ended December 31, 2025						
Time Charter Statistics:						
Average Rates Per Day	$ —	$ 13,852	$ 20,857	$ 33,369	$ —	$ 18,899
Fleet Utilization	—%	71%	64%	54%	—%	66%
Fleet Available Days	—	7,779	7,111	2,451	—	17,341
Operating Revenues:						
Time charter	$ (7)	$ 76,607	$ 94,966	$ 43,815	$ —	$ 215,381
Bareboat charter	—	—	3,235	—	—	3,235
Other marine services	(7)	2,336	1,973	3,944	970	9,216
	(14)	78,943	100,174	47,759	970	227,832
Direct Costs and Expenses:						
Operating:						
Personnel	$ 33	$ 18,941	$ 33,122	$ 19,370	$ 195	$ 71,661
Repairs and maintenance	269	18,428	15,867	13,911	48	48,523
Drydocking	—	2,795	5,453	4,369	—	12,617
Insurance and loss reserves	(4)	1,979	2,739	4,177	(238)	8,653
Fuel, lubes and supplies	(55)	5,952	8,467	3,492	52	17,908
Other	35	8,246	11,857	2,256	16	22,410
	278	56,341	77,505	47,575	73	181,772
Other Costs and Expenses:						
Lease expense	$ —	$ —	$ —	$ —	$ 1,203	1,203
Administrative and general						47,483
Depreciation and amortization	15	19,037	15,345	12,619	54	47,070
						95,756
Gains on asset dispositions and impairments, net						63,412
Operating income						$ 13,716
As of December 31, 2025						
Property and Equipment:						
Historical cost	$ 948	$ 340,547	$ 274,726	$ 141,841	$ 18,771	$ 776,833
Accumulated depreciation	(841)	(177,708)	(75,606)	(76,115)	(18,542)	(348,812)
	$ 107	$ 162,839	$ 199,120	$ 65,726	$ 229	$ 428,021

	AHTS		FSV		PSV		Liftboats		Other Activity		Total	
For the year ended December 31, 2024												
Time Charter Statistics:												
Average Rates Per Day	$	9,156	$	12,901	$	19,888	$	42,665	$	—	$	18,989	
Fleet Utilization		60%		76%		62%		58%		—%		67%	
Fleet Available Days		1,240		8,052		7,675		2,928		—		19,895	
Operating Revenues:												
Time charter	$	6,831	$	79,377	$	95,133	$	72,979	$	—	$	254,320	
Bareboat charter		—		—		1,464		—		—		1,464	
Other marine services		232		2,070		7,098		4,757		1,420		15,577	
		7,063		81,447		103,695		77,736		1,420		271,361	
Direct Costs and Expenses:												
Operating:												
Personnel	$	3,685	$	22,193	$	36,188	$	24,586	$	(1,111)	$	85,541	
Repairs and maintenance		1,052		16,523		15,443		7,342		25		40,385	
Drydocking		789		3,200		9,677		7,785		—		21,451	
Insurance and loss reserves		255		1,777		2,686		5,482		(306)		9,894	
Fuel, lubes and supplies		800		5,592		9,437		4,118		—		19,947	
Other		990		8,193		8,632		2,195		24		20,034	
		7,571		57,478		82,063		51,508		(1,368)		197,252	
Other Costs and Expenses:												
Lease expense	$	346	$	—	$	—	$	—	$	1,332		1,678	
Administrative and general												44,713	
Depreciation and amortization		647		18,980		16,440		15,463		98		51,628	
												98,019	
Gains on asset dispositions and impairments, net												13,481	
Operating loss											$	(10,429)	
As of December 31, 2024												
Property and Equipment:												
Historical cost	$	948	$	345,476	$	290,478	$	244,564	$	18,948	$	900,414	
Accumulated depreciation		(825)		(161,212)		(66,540)		(120,192)		(18,679)		(367,448)	
	$	123	$	184,264	$	223,938	$	124,372	$	269	$	532,966	

	AHTS		FSV		PSV		Liftboats		Other Activity		Total	
For the year ended December 31, 2023												
Time Charter Statistics:												
Average Rates Per Day	$	9,201	$	11,273	$	18,031	$	37,523	$	—	$	16,375
Fleet Utilization		70%		84%		77%		50%		—%		75%
Fleet Available Days		1,491		8,384		7,392		3,252		—		20,519
Operating Revenues:												
Time charter	$	9,610	$	79,372	$	101,978	$	60,425	$	—	$	251,385
Bareboat charter		—		—		1,460		—		—		1,460
Other marine services		936		1,076		3,078		17,801		3,775		26,666
		10,546		80,448		106,516		78,226		3,775		279,511
Direct Costs and Expenses:												
Operating:												
Personnel	$	4,027	$	20,408	$	35,397	$	20,432	$	1,506	$	81,770
Repairs and maintenance		1,498		8,479		12,497		4,383		(31)		26,826
Drydocking		1,356		4,050		1,325		(52)		(81)		6,598
Insurance and loss reserves		307		1,363		2,212		6,027		47		9,956
Fuel, lubes and supplies		1,471		5,432		7,834		2,442		8		17,187
Other		1,450		6,523		7,765		1,542		33		17,313
		10,109		46,255		67,030		34,774		1,482		159,650
Other Costs and Expenses:												
Lease expense	$	1,247	$	—	$	—	$	—	$	1,501		2,748
Administrative and general												49,183
Depreciation and amortization		1,020		19,779		16,480		16,395		147		53,821
												105,752
Gains on asset dispositions and impairments, net												21,409
Operating income											$	35,518
As of December 31, 2023												
Property and Equipment:												
Historical cost	$	12,669	$	341,054	$	301,523	$	244,462	$	19,115	$	918,823
Accumulated depreciation		(5,134)		(142,429)		(53,162)		(104,626)		(18,790)		(324,141)
	$	7,535	$	198,625	$	248,361	$	139,836	$	325	$	594,682

Operating Income (Loss)

United States, primarily Gulf of America. For the years ended December 31, the Company's direct vessel (loss) profit in the U.S. was as follows (in thousands, except statistics):

	2025		2024		2023	
Time Charter Statistics:						
Rates Per Day Worked:						
AHTS	$ —		$ —		$ —	
FSV	10,782		10,249		9,657	
PSV	14,184		13,797		14,148	
Liftboats	28,111		35,911		34,451	
Overall	21,634		23,076		20,967	
Utilization:						
AHTS	—%		—%		—%	
FSV	7%		35%		57%	
PSV	54%		49%		62%	
Liftboats	50%		35%		34%	
Overall	41%		38%		45%	
Available Days:						
AHTS	—		—		31	
FSV	911		1,098		1,095	
PSV	1,181		732		910	
Liftboats	1,667		1,858		2,407	
Overall	3,759		3,688		4,443	
Operating revenues:						
Time charter	$ 33,371	92%	$ 31,991	89%	$ 41,850	70%
Other marine services	2,955	8%	3,808	11%	17,678	30%
	36,326	100%	35,799	100%	59,528	100%
Direct operating expenses:						
Personnel	22,999	63%	24,459	68%	26,110	44%
Repairs and maintenance	5,161	14%	6,618	18%	5,146	9%
Drydocking	5,731	16%	8,604	24%	2,314	4%
Insurance and loss reserves	2,852	8%	2,992	8%	3,752	6%
Fuel, lubes and supplies	2,989	8%	3,351	10%	3,697	6%
Other	1,304	4%	509	2%	1,427	2%
	41,036	113%	46,533	130%	42,446	71%
Direct Vessel (Loss) Profit	$ (4,710)	-13%	$ (10,734)	-30%	$ 17,082	29%

2025 compared with 2024

Operating Revenues. Charter revenues were $1.4 million higher in 2025 compared with 2024. Charter revenues were $7.9 million higher due to the repositioning of two vessels into the region subsequent to 2024. Charter revenues were $4.4 million lower for the vessels included in the results of this region in both comparative periods (as applicable to each region, the "Regional Core Fleet"), which consists of six vessels, due to lower utilization of 44% in 2025 compared to 49% in 2024 offset by higher average day rates of $25,065 in 2025 compared to $24,428 in 2024. Charter revenues were $2.1 million lower due to net asset dispositions. Other marine services were $0.9 million lower primarily due to lower management fees. As of December 31, 2025, the Company had one of seven owned vessels (one FSV) cold-stacked in this region compared with two of 10 vessels as of December 31, 2024.

Direct Operating Expenses. Direct operating expenses were $5.5 million lower in 2025 compared with 2024. Direct operating expenses were $12.8 million lower for the Regional Core Fleet primarily due to the timing of drydocking and repair expenditures and $4.3 million lower due to net asset dispositions. Direct operating expenses were $11.6 million higher due to the repositioning of vessels between geographic regions.

2024 compared with 2023

Operating Revenues. Charter revenues were $9.9 million lower in 2024 compared with 2023. Charter revenues were $16.9 million lower due to the repositioning of vessels between geographic regions, as such repositioned vessels had 58 days worked at an average day rate of $60,628 in 2024 compared to 515 days worked at an average day rate of $39,741 in 2023, as well as $0.7 million lower due to the disposition of one vessel in the third quarter of 2023. Charter revenues were $7.7 million higher for the vessels included in the results of this region in both comparative periods (as applicable to each region, the "Regional Core Fleet"), which consists of nine vessels, due to higher utilization of 81% for one liftboat with a higher than average day rate of $49,914, partially offset by lower utilization of 35% for the remainder of the vessels. Other marine services were $13.9 million lower primarily due to non-recurring business interruption insurance revenue recorded in 2023 and lower mobilization revenues and management fees in 2024. As of December 31, 2024, the Company had two of 10 owned vessels (one liftboat and one FSV) cold-stacked in this region compared with two of 11 vessels as of December 31, 2023.

Direct Operating Expenses. Direct operating expenses were $4.1 million higher in 2024 compared with 2023. Direct operating expenses were $10.2 million higher for the Regional Core Fleet primarily due to the timing of drydocking and repair expenditures, $3.3 million lower due to the repositioning of vessels between geographic regions and $2.8 million lower due to net asset dispositions.

Africa and Europe. For the years ended December 31, the Company's direct vessel profit in Africa and Europe was as follows (in thousands, except statistics):

	2025		2024		2023	
Time Charter Statistics:						
Rates Per Day Worked:						
AHTS	$ —		$ 10,189		$ 10,101	
FSV	15,567		15,304		12,701	
PSV	21,714		22,405		20,129	
Overall	17,883		17,453		14,612	
Utilization:						
AHTS	—%		48%		77%	
FSV	83%		83%		91%	
PSV	67%		73%		84%	
Overall	76%		75%		87%	
Available Days:						
AHTS	—		895		1,095	
FSV	3,770		3,913		3,650	
PSV	2,823		2,782		2,190	
Overall	6,593		7,590		6,935	
Operating revenues:						
Time charter	$ 90,044	97%	$ 99,410	95%	$ 87,729	97%
Other marine services	2,971	3%	5,272	5%	2,582	3%
	93,015	100%	104,682	100%	90,311	100%
Direct operating expenses:						
Personnel	19,819	21%	21,887	21%	20,434	23%
Repairs and maintenance	19,333	21%	13,537	13%	9,624	10%
Drydocking	4,542	5%	4,774	5%	2,946	3%
Insurance and loss reserves	2,300	3%	2,329	2%	1,727	2%
Fuel, lubes and supplies	6,967	7%	7,197	7%	6,830	8%
Other	11,215	12%	12,723	12%	10,072	11%
	64,176	69%	62,447	60%	51,633	57%
Direct Vessel Profit	$ 28,839	31%	$ 42,235	40%	$ 38,678	43%

2025 compared with 2024

Operating Revenues. Charter revenues were $9.4 million lower in 2025 compared with 2024. Charter revenues were $5.5 million lower for the Regional Core Fleet, which consists of 17 vessels, due to lower utilization of 76% in 2025 compared to 80% in 2024 and lower average day rates of $17,966 in 2025 compared to $18,403 in 2024. Charter revenues were $4.4 million lower due to the disposition of two vessels subsequent to 2024. Charter revenues were $0.5 million higher due to the repositioning of one vessel into the region subsequent to 2024. Other marine services were $2.3 million lower primarily due to lower mobilization revenues. As of December 31, 2025 and 2024, the Company had no vessels cold-stacked in this region.

Direct Operating Expenses. Direct operating expenses were $1.7 million higher in 2025 compared with 2024. Direct operating expenses were $6.0 million higher for the Regional Core Fleet primarily due to the timing of repair expenditures and $0.8 million higher due to the repositioning of vessels between geographic regions and $5.1 million lower due to net asset dispositions.

2024 compared with 2023

Operating Revenues. Charter revenues were $11.7 million higher in 2024 compared with 2023. Charter revenues were $12.0 million higher due to the repositioning of three vessels into the region in 2024, $1.2 million higher for the Regional Core Fleet, which consists of 18 vessels, due to higher average day rates of $17,033 in 2024 compared to $14,733 in 2023, substantially offset by lower utilization of 79% in 2024 compared to 89% in 2023 and $1.5 million lower due to the disposition of one vessel in 2024. Other marine services were $2.7 million higher primarily due to higher mobilization revenues. As of December 31, 2024, the Company had no vessels cold-stacked in this region compared with one of 19 vessels that was classified as held for sale as of December 31, 2023.

Direct Operating Expenses. Direct operating expenses were $10.8 million higher in 2024 compared with 2023. Direct operating expenses were $11.3 million higher due to the repositioning of vessels between geographic regions, $0.4 million higher for the Regional Core Fleet primarily due to the timing of repair expenditures and $0.9 million lower due to net asset dispositions.

Middle East and Asia. For the years ended December 31, the Company's direct vessel profit in the Middle East and Asia was as follows (in thousands, except statistics):

	2025		2024		2023	
Time Charter Statistics:						
Rates Per Day Worked:						
AHTS	$ —		$ 7,734		$ 5,547	
FSV	9,764		8,506		9,095	
PSV	18,121		15,907		11,826	
Liftboats	40,452		45,801		42,578	
Overall	17,189		17,285		15,003	
Utilization:						
AHTS	—%		91%		57%	
FSV	71%		80%		84%	
PSV	76%		64%		59%	
Liftboats	62%		100%		98%	
Overall	71%		78%		76%	
Available Days:						
AHTS	—		345		365	
FSV	2,184		2,309		2,909	
PSV	1,540		1,829		1,825	
Liftboats	730		732		730	
Overall	4,454		5,215		5,829	
Operating revenues:						
Time charter	$ 54,621	97%	$ 70,346	97%	$ 66,407	94%
Other marine services	1,613	3%	1,979	3%	4,345	6%
	56,234	100%	72,325	100%	70,752	100%
Direct operating expenses:						
Personnel	19,162	34%	24,132	33%	20,786	29%
Repairs and maintenance	19,744	35%	13,047	18%	7,109	10%
Drydocking	1,333	3%	2,796	4%	(99)	(0)%
Insurance and loss reserves	2,779	5%	3,147	4%	3,638	5%
Fuel, lubes and supplies	5,094	9%	4,184	6%	3,552	5%
Other	4,528	8%	4,425	6%	3,961	6%
	52,640	94%	51,731	72%	38,947	55%
Direct Vessel Profit	$ 3,594	6%	$ 20,594	28%	$ 31,805	45%

2025 compared with 2024

Operating Revenues. Charter revenues were $15.7 million lower in 2025 compared with 2024. Charter revenues were $8.9 million lower for the Regional Core Fleet, which consists of 11 vessels, due to lower average day rates of $17,459 in 2025 compared to $19,473 in 2024 and lower utilization of 75% in 2025 compared to 78% in 2024. Charter revenues were $7.5 million lower due to the disposition of three vessels subsequent to 2024 and $0.7 million higher due to the repositioning of one vessel into the region. Other marine services were $0.4 million lower primarily due to lower catering revenues. As of December 31, 2025 and 2024, the Company had no vessels cold-stacked in this region.

Direct Operating Expenses. Direct operating expenses were $0.9 million higher in 2025 compared with 2024. Direct operating expenses were $5.5 million higher for the Regional Core Fleet primarily due to the timing of drydocking and repair expenditures and $2.2 million higher due to the repositioning of vessels between geographic regions. Direct operating expenses were $6.8 million lower due to net asset dispositions.

2024 compared with 2023

Operating Revenues. Charter revenues were $3.9 million higher in 2024 compared with 2023. Charter revenues were $9.5 million higher for the Regional Core Fleet, which consists of 14 vessels, due to higher average day rates of $17,356 in 2024 compared to $15,871 in 2023, and an increase in fleet utilization from 74% in 2023 to 79% in 2024. Charter revenues were $3.5 million lower due to the disposition of one vessel in 2023 and $2.1 million lower due to the repositioning of one vessel out of the region. Other marine services were $2.4 million lower primarily due to non-recurring business interruption insurance revenue recorded in 2023. As of December 31, 2024 and 2023, the Company had no vessels cold-stacked in this region.

Direct Operating Expenses. Direct operating expenses were $12.8 million higher in 2024 compared with 2023. Direct operating expenses were $15.3 million higher for the Regional Core Fleet primarily due to the timing of drydocking and repair expenditures and insurance reimbursements related to expenses in prior periods, $1.6 million lower due to net asset dispositions and $0.9 million lower due to the repositioning of vessels between geographic regions.

Latin America. For the years ended December 31, the Company's direct vessel profit in Latin America was as follows (in thousands, except statistics):

	2025		2024		2023	
Time Charter Statistics:						
Rates Per Day Worked:						
FSV	$ 15,387		$ 14,951		$ 13,636	
PSV	27,759		21,296		20,314	
Liftboats	88,930		48,786		24,450	
Overall	22,758		23,462		18,937	
Utilization:						
FSV	84%		94%		90%	
PSV	54%		52%		89%	
Liftboats	40%		99%		75%	
Overall	65%		66%		88%	
Available Days:						
FSV	914		732		730	
PSV	1,567		2,332		2,467	
Liftboats	54		338		115	
Overall	2,535		3,402		3,312	
Operating revenues:						
Time charter	$ 37,345	88%	$ 52,573	90%	$ 55,399	94%
Bareboat charter	3,235	8%	1,464	2%	1,460	2%
Other marine services	1,677	4%	4,518	8%	2,061	4%
	42,257	100%	58,555	100%	58,920	100%
Direct operating expenses:						
Personnel	9,681	23%	15,063	26%	14,440	25%
Repairs and maintenance	4,285	10%	7,183	12%	4,947	8%
Drydocking	1,011	2%	5,277	9%	1,437	2%
Insurance and loss reserves	722	2%	1,426	2%	839	2%
Fuel, lubes and supplies	2,858	7%	5,215	9%	3,108	5%
Other	5,363	13%	2,377	4%	1,853	3%
	23,920	57%	36,541	62%	26,624	45%
Direct Vessel Profit	$ 18,337	43%	$ 22,014	38%	$ 32,296	55%

2025 compared with 2024

Operating Revenues. Charter revenues were $13.5 million lower in 2025 compared with 2024. Charter revenues were $21.8 million lower due to the repositioning of two vessels out of the region subsequent to 2024. Charter revenues were $8.3 million higher for the Regional Core Fleet, which consists of six vessels, primarily due to higher utilization of 68% in 2025 compared to 63% in 2024 and higher average day rates of $22,475 in 2025 compared to $19,388 in 2024. Other marine services were $2.8 million lower in 2025 compared with 2024 primarily due to lower catering revenues. As of December 31, 2025 and 2024, the Company had no vessels cold-stacked in this region.

Direct Operating Expenses. Direct operating expenses were $12.6 million lower in 2025 compared with 2024. Direct operating expenses were $9.0 million lower due to the repositioning of vessels between geographic regions and $3.6 million lower for the Regional Core Fleet primarily due to the timing of certain drydocking and repair expenditures.

2024 compared with 2023

Operating Revenues. Charter revenues were $2.8 million lower in 2024 compared with 2023. Charter revenues were $3.5 million lower due to the repositioning of five vessels out of the region, partially offset by the repositioning of two vessels into the region and $0.7 million higher for the Regional Core Fleet, which consists of eight vessels, primarily due to higher average day rates of $21,468 in 2024 compared to $18,455 in 2023, substantially offset by lower utilization of 63% in 2024 compared to 85% in 2023. Other marine services were $2.5 million higher in 2024 compared with 2023 primarily due to higher catering revenues. As of December 31, 2024 and 2023, the Company had no vessels cold-stacked in this region.

Direct Operating Expenses. Direct operating expenses were $9.9 million higher in 2024 compared with 2023. Direct operating expenses were $8.0 million higher for the Regional Core Fleet primarily due to the timing of certain drydocking and repair expenditures and $1.9 million higher due to the repositioning of vessels between geographic regions.

Other Operating Expenses

Lease expense. Leased-in equipment expenses were $0.5 million lower compared with 2024 primarily due to having no leased-in vessels in 2025 compared to one in 2024. Leased-in equipment expenses were $1.1 million lower for 2024 compared with 2023 primarily due to having one leased-in vessel in 2024 compared to two in 2023.

Administrative and general. Administrative and general expenses were $2.8 million higher in 2025 compared with 2024 primarily due to increases in professional fees of $2.8 million and increases in wages and benefits expenses of $0.7 million partially offset by decreases in allowance for credit losses of $0.8 million. Administrative and general expenses were $4.5 million lower in 2024 compared with 2023 primarily due to decreases in allowance for credit losses of $3.3 million and decreases in professional fees of $1.4 million partially offset by increases in wages and benefits expenses of $0.4 million.

Depreciation and amortization. Depreciation and amortization expenses were $4.6 million lower in 2025 compared with 2024 and $2.2 million lower in 2024 compared with 2023 primarily due to net fleet changes.

Gains (Losses) on Asset Dispositions and Impairments, Net. During 2025, the Company sold one FSV and two PSVs, previously classified as held for sale, as well as one PSV, three liftboats and other equipment not previously classified as held for sale for net cash proceeds of $129.2 million, after transaction costs, and a gain of $63.4 million.

During 2024, the Company sold one AHTS, previously classified as held for sale, two AHTS, not previously classified as held for sale, and other equipment for net cash proceeds of $24.9 million, after transaction costs, and a gain of $17.2 million. In addition, the Company recognized impairment charges of $3.7 million for other equipment designated for a construction project that was indefinitely deferred and will no longer be completed.

During 2023, the Company sold one liftboat, classified as held for sale, three liftboats and one specialty vessel, previously removed from service, one FSV and other equipment, previously classified as held for sale, as well as other equipment not previously classified as held for sale, for net cash proceeds of $44.7 million, after transaction costs, and a gain of $21.1 million. In addition, the Company recognized impairment charges of $0.7 million for one AHTS to adjust for indicative future cash flows and the cost to return the vessel to its owner.

Other Income (Expense), Net

For the years ended December 31, the Company's other income (expense) was as follows (in thousands):

	2025	2024	2023
Other Income (Expense):			
Interest income	$ 1,856	$ 1,768	$ 1,444
Interest expense	(36,050)	(40,627)	(37,504)
Losses on debt extinguishment	—	(31,923)	(2,004)
Derivative gains (losses), net	156	(908)	608
Foreign currency losses, net	(3,135)	(1,049)	(2,133)
Gains on insurance claim settlement	4,581	—	—
Other, net	(189)	121	—
	$ (32,781)	$ (72,618)	$ (39,589)

Interest Income. Interest income was nearly flat in 2025 compared with 2024 and in 2024 compared with 2023.

Interest expense. Interest expense was lower in 2025 compared to 2024 primarily due to a lower interest rate on the 2024 SMFH Credit Facility (which bears interest at a fixed rate of 10.30% per annum), which was entered into on November 27, 2024 compared to the 2023 SMFH Credit Facility (which bore interest at a fixed rate of 11.75% per annum), which was entered into on September 8, 2023. Interest expense was higher in 2024 compared to 2023 primarily due to a higher interest rate on the 2023 SMFH Credit Facility (which bore interest at a fixed rate of 11.75%) compared to the debt retired by the facility, which was entered into on September 8, 2023.

Losses on debt extinguishment. Loss on debt extinguishment was $31.9 million in 2024 due to the payoff of multiple credit facilities with the proceeds from the 2024 SMFH Credit Facility. Loss on debt extinguishment was $2.0 million in 2023 due to the payoff of the $130.0 million loan facility with a syndicate of lenders administered by DNB Bank ASA, dated September 26, 2018 (as amended from time to time, the "2018 SMFH Credit Facility") for the 2023 SMFH Credit Facility.

Derivative gains (losses), net. Net derivative gains in 2025 compared with net derivative losses in 2024 were due to the weakening of the U.S. dollar in relation to the Norwegian Kroner for an open forward currency exchange contract, which is denominated in Norwegian Kroner. As of December 31, 2025, the Company had no outstanding foreign exchange contract. Net derivative losses in 2024 compared with net derivative gains in 2023 were due to the strengthening of the U.S. dollar in relation to the Norwegian Kroner for an open forward currency exchange contract, which is denominated in Norwegian Kroner.

Foreign currency losses, net. Net foreign currency losses in 2025 compared with 2024 increased due to the weakening of the U.S. dollar in relation to the pound sterling. Net foreign currency losses in 2024 compared with 2023 decreased due to the strengthening of the U.S. dollar in relation to the pound sterling.

Gains on insurance claim settlement. Gains on insurance claim settlement in 2025 were due to the Company entering into insurance claim settlements for a total of $12.1 million, of which $4.6 million was in excess of an insurance claim receivable of $7.5 million previously deferred with respect to the liftboat LB Robert.

Income Tax Expense

For the year ending December 31, 2025, the Company's effective income tax rate of 55.1% was primarily due to foreign taxes paid that are not creditable against U.S. income taxes and foreign losses for which there is no benefit in the U.S. for income tax purposes.

For the year ending December 31, 2024, the Company's effective income tax rate of (3.1)% was primarily due to foreign taxes paid that are not creditable against U.S. income taxes and foreign losses for which there is no benefit in the U.S. for income tax purposes.

For the year ending December 31, 2023, the Company's effective income tax rate of 216.2% was primarily due to foreign withholding taxes.

Equity in Earnings (Losses) of 50% or Less Owned Companies, Net of Tax

For the years ended December 31, the Company's equity in earnings operations of 50% or less owned companies, net of tax, was as follows (in thousands):

	2025	2024	2023
SEACOR Marine Arabia	$ 1,631	$ 3,010	$ 3,401
Other	100	(702)	155
	$ 1,731	$ 2,308	$ 3,556

2025 compared with 2024

SEACOR Marine Arabia. The decrease in equity earnings in 2025 from SEACOR Marine Arabia was due to decreased utilization.

2024 compared with 2023

SEACOR Marine Arabia. The decrease in equity earnings in 2024 from SEACOR Marine Arabia was due to decreased utilization.

Liquidity and Capital Resources

General

The Company's ongoing liquidity requirements arise primarily from working capital needs, capital commitments and its obligations to service outstanding debt and comply with covenants under its 2024 SMFH Credit Facility. The Company may use its liquidity to fund capital expenditures, make acquisitions or to make other investments. Sources of liquidity are cash balances, cash flows from operations, and sales under the Company's at-the-market offering program entered into on February 7, 2025 (the "ATM Program"), which has approximately $25.0 million of remaining sales capacity as of December 31, 2025. From time to time, the Company may secure additional liquidity through asset sales or the issuance of debt, shares of Common Stock or common stock of its subsidiaries, preferred stock or a combination thereof.

As of December 31, 2025, the Company had unfunded capital commitments of $49.6 million consisting of $46.5 million in respect of the construction of two PSVs, $1.7 million in respect of two hybrid battery power systems and $1.4 million for miscellaneous vessel equipment. Of the unfunded capital commitments, $31.6 million is payable during 2026 and $18.0 million is payable during 2027. In accordance with the terms of the 2024 SMFH Credit Facility, $18.0 million of the proceeds from the sale of two AHTS in the fourth quarter of 2024 was designated to make payments on the construction of the two PSVs. In addition, during the second quarter of 2025, $3.8 million of the proceeds from the sale of one FSV and $10.9 million of the proceeds from the sale of two PSVs were also designated to make payments on the construction of the two PSVs. During the fourth quarter of 2025, $11.0 million of the proceeds from the sale of one PSV was also designated to make payments on the construction of the two PSVs. As of December 31, 2025, $23.5 million remained in a restricted account designated to make payments on the construction of the two PSVs. Additionally, the 2024 SMFH Credit Facility includes a dedicated $41.0 million tranche that may be used to pay up to 50% of the purchase price of these vessels. $16.4 million of this tranche was drawn as of December 31, 2025, with the remaining $24.6 million of this tranche remaining undrawn and available.

As of December 31, 2025, the Company had outstanding debt of $334.6 million, net of debt discount and issuance costs. The Company's contractual long-term debt maturities as of December 31, 2025 are as follows (in thousands):

	Actual
2026	$ 30,000
2027	31,353
2028	31,242
2029	246,305
2030	—
Years subsequent to 2030	—
	$ 338,900

As of December 31, 2025 and December 31, 2024, the Company held balances of cash, cash equivalents and restricted cash totaling $93.1 million and $76.1 million, respectively.

For the years ended December 31, the following is a summary of the Company's cash flows (in thousands):

		2025		2024		2023
Cash flows provided by or (used in):						
Operating Activities	$	(36,401)	$	(10,262)	$	8,947
Investing Activities		80,436		17,564		49,126
Financing Activities		(27,059)		(15,293)		(16,990)
Effects of Exchange Rate Changes on Cash, Restricted Cash and Cash Equivalents		—		—		3
Net Change in Cash, Restricted Cash and Cash Equivalents	$	16,976	$	(7,991)	$	41,086

Operating Activities

Cash flows used in operating activities was $36.4 million in 2025, an increase of $26.1 million compared to $10.3 million in 2024, due to changes in working capital and one-time insurance claim settlements offset by a decrease in days worked primarily due to net fleet changes. For the years ended December 31, the components of cash flows (used in) provided by operating activities were as follows (in thousands):

		2025		2024		2023
DVP:						
United States, primarily Gulf of America	$	(4,710)	$	(10,734)	$	17,082
Africa and Europe		28,839		42,235		38,678
Middle East and Asia		3,594		20,594		31,805
Latin America		18,337		22,014		32,296
Operating, leased-in equipment		(1,034)		(1,841)		(2,362)
Administrative and general (excluding provisions for bad debts and amortization of share awards)		(41,767)		(38,053)		(39,664)
Gains on insurance claim settlement		4,581		—		—
Other, net (excluding non-cash losses)		(189)		121		—
Dividends received from 50% or less owned companies		3,199		2,916		2,241
		10,850		37,252		80,076
Changes in operating assets and liabilities before interest and income taxes		(13,810)		(13,214)		(38,743)
Cash settlements on derivative transactions, net		(308)		164		577
Interest paid, excluding capitalized interest [1]		(34,940)		(35,607)		(31,446)
Interest received		1,856		1,768		1,444
Income taxes paid, net		(49)		(625)		(2,961)
Total cash flows (used in) provided by operating activities	$	(36,401)	$	(10,262)	$	8,947

---

[1] During 2025, capitalized interest paid and included in the purchase of property and equipment was $2.4 million. During 2024 and 2023, the Company paid no capitalized interest.

For a detailed discussion of the Company's financial results for the reported periods, see "Consolidated Results of Operations" included above. Changes in operating assets and liabilities before interest and income taxes are the result of the Company's working capital requirements.

Investing Activities

During 2025, net cash provided by investing activities was $80.4 million primarily as a result of the following:

- capital expenditures were $48.8 million; and

- the Company sold one FSV and two PSVs, previously classified as held for sale, as well as one PSV, three liftboats and other equipment not previously classified as held for sale for net cash proceeds of $129.2 million, after transaction costs, and a gain of $63.4 million.

During 2024, net cash provided by investing activities was $17.6 million primarily as a result of the following:

- capital expenditures were $7.3 million; and

- the Company sold one AHTS, previously classified as held for sale, two AHTS, not previously classified as held for sale, and other equipment for net cash proceeds of $24.9 million, after transaction costs, and a gain of $17.2 million.

During 2023, net cash provided by investing activities was $49.1 million primarily as a result of the following:

- capital expenditures were $10.6 million;

- the Company sold one liftboat, classified as held for sale, three liftboats and one specialty vessel, previously removed from service, one FSV and other equipment, previously classified as held for sale, as well as other equipment not previously classified as held for sale, for net cash proceeds of $44.7 million, after transaction costs, and a gain of $21.1 million; and

- the Company received $15.0 million of principal payments under that certain MexMar Third A&R Facility Agreement, dated September 29, 2022.

Financing Activities

During 2025, net cash used in financing activities was $27.1 million primarily as a result of the following:

- The Company made scheduled payments on long-term debt and other obligations of $27.5 million;

- the Company received proceeds from the issuance of long-term debt of $15.8 million;

- the Company made payments for the repurchase of common stock of $7.1 million;

- the Company made payments for the repurchase of warrants of $6.7 million;

- the Company made payments on tax withholdings for restricted stock vesting of $1.6 million.

During 2024, net cash used in financing activities was $15.3 million primarily as a result of the following:

- The Company made scheduled payments on long-term debt and other obligations of $24.3 million;

- the Company made payments for debt extinguishment of $328.7 million;

- the Company made payments for debt extinguishment costs of $3.7 million;

- the Company received proceeds from the issuance of long-term debt of $345.2 million;

- the Company received $0.1 million proceeds from the exercise of stock options; and

- the Company made payments on tax withholdings for restricted stock vesting of $3.9 million.

During 2023, net cash used in financing activities was $17.0 million primarily as a result of the following:

- The Company made scheduled payments on long-term debt and other obligations of $29.2 million;

- the Company made payments for debt extinguishment of $131.6 million;

- the Company made payments for debt extinguishment costs of $1.8 million;

- the Company received proceeds from the issuance of long-term debt of $148.5 million;

- the Company made payments on finance leases of $0.5 million;

- the Company made payments on tax withholdings for restricted stock vesting of $2.4 million; and

- the Company received net proceeds of less than $0.1 million from the issuance and sale of Common Stock through the Prior ATM Program.

Short and Long-Term Liquidity Requirements and Outlook

The Company believes that a combination of cash balances on hand, cash generated from operating activities and access to the credit and capital markets, including the $25.0 million in remaining capacity under the ATM Program, will provide sufficient liquidity to meet its obligations, including to support its capital expenditures program, working capital needs, debt service requirements and covenant compliance over the short to long term. With respect to capital expenditures related to the construction of two PSVs, up to $24.6 million remains available under Tranche B of the 2024 SMFH Credit Facility and $23.5 million of proceeds from vessel sales remained in a restricted account designated for these capital expenditures as of December 31, 2025. The Company continually evaluates possible acquisitions and dispositions of certain businesses and assets. The Company's sources of liquidity may be impacted by the general condition of the markets in which it operates and the broader economy as a whole, which may limit its access to or the availability of the credit and capital markets on acceptable terms. Management continuously monitors the Company's liquidity and compliance with covenants in its 2024 SMFH Credit Facility.

Future Cash Requirements

The Company's primary future cash requirements will be to fund operations, debt service, capital expenditures, employee retirement benefit plans, and lease payment obligations. In addition, the Company may use cash in the future to make strategic acquisitions or investments. Specifically, the Company expects its primary cash requirements for fiscal year 2026 to be as follows:

- Debt service — We expect to make principal and interest payments of approximately $64.2 million during fiscal year 2026 under our currently outstanding debt facilities based on interest rates at year end.

- Capital expenditures — At this time, we expect capital expenditures of approximately $31.6 million for the construction of two PSVs, the installation of hybrid battery power systems and other capital expenditures.

- Employee retirement benefit plans — We estimate we will make payments under our retirement benefit plans of approximately $1.8 million during fiscal year 2026.

- Lease payments — We expect to make lease payments of approximately $0.5 million for our operating and finance leases during fiscal year 2026 under our effective leases as of December 31, 2025.

In addition to the matters identified above, in the ordinary course of business, the Company may be involved in litigation, claims, government inquiries, investigations and proceedings relating to commercial, employment, environmental and regulatory matters. An unfavorable resolution in this or other matters could have a material adverse effect on the Company's future cash requirements.

Debt Securities and Credit Agreements

For a discussion of the Company's debt securities and credit agreements, see "Note 5. Long-Term Debt" in the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Contingencies

MNOPF and MNRPF. Certain of the Company's subsidiaries are participating employers in two industry-wide, multi-employer, defined benefit pension funds in the U.K.: the MNOPF and the MNRPF.

The Company's participation in the MNOPF began with the acquisition of the Stirling group of companies (the "Stirling Group") in 2001 and relates to certain officers employed between 1978 and 2002 by the Stirling Group and/or its predecessors. The Company's participation in the MNRPF also began with the acquisition of the Stirling Group in 2001 and relates to ratings employed by the Stirling Group and/or its predecessors through today. Both of these plans are in deficit positions and, depending upon the results of future actuarial valuations, it is possible that the plans could experience funding deficits that will require the Company to recognize payroll related operating expenses in the periods invoices are received. As of December 31, 2025, all invoices received related to MNOPF and MNRPF have been settled in full.

On October 19, 2021, the Company was informed by the MNRPF that two issues had been identified during a review of the MNRPF by the applicable trustee that would potentially give rise to material additional liabilities for the MNRPF. On November 23, 2023, the trustee advised that following the tri-annual valuation, $1.5 million (£1.2 million) of the potential cumulative funding deficit of the MNRPF was allocated to the Company as a participating employer, including the additional liabilities mentioned above. During 2023, the Company recognized payroll related operating expenses of $1.5 million (£1.2 million) for its allocated share of the potential cumulative funding deficit, which the Company anticipated being invoiced for during 2024 and 2025. On April 30, 2024, the Company was informed by the MNRPF that the Company's allocated share of the potential cumulative funding deficit may be reduced due to changes in valuation assumptions, and on July 5, 2024, the Company was informed by the MNRPF that the Company's final deficit share amount was $0.4 million (£0.3 million) and the Company recognized a reduction in the payroll related operating expenses of $1.2 million (£0.9 million) to reflect the decreased deficit share amount. All invoices were settled in full in October 2024.

On November 6, 2024, the Company was informed by the MNOPF that no further contributions from participating employers were required based on the results of the 2024 valuation.

Other. In the normal course of its business, the Company becomes involved in various other litigation matters including, among others, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining the Company's potential exposure to these matters and has recorded reserves in its financial statements related thereto where appropriate. It is possible that a change in the Company's estimates of that exposure could occur, but the Company does not expect such changes in estimated costs would have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Related Party Transactions

For a discussion of the Company's transactions with related parties, see "Note 14. Related Party Transactions" in the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates and those differences may be material. For a summary of the Company's accounting policies, see "Note 1. Nature of Operations and Accounting Policies" in the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K, which should be read in conjunction with this MD&A. Management considers an accounting estimate to be critical if it is important to the Company's financial condition or results of operations and requires the Company to make subjective or complex judgments or estimates about matters that are uncertain. The Company believes the following critical accounting policies are the ones that require significant judgments and estimates to prepare its consolidated financial statements. There are other items within our consolidated financial statements that require estimation and judgment, but they are not deemed critical as defined above.

Trade and Other Receivables and Allowance for Credit Losses. Customers are primarily major integrated national, international oil companies, large independent oil and natural gas exploration and production companies and established wind farm construction companies. Customers are granted credit on a short-term basis and the related credit risks are minimal. Other receivables consist primarily of operating expenses the Company incurs in relation to vessels it manages for other entities, as well as insurance and income tax receivables. The Company routinely reviews its receivables and makes provisions for expected credit losses utilizing the Current Expected Credit Losses model ("CECL"). The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. However, those provisions are estimates and actual results may materially differ from those estimates. After collection efforts have been exhausted, trade receivables that are deemed uncollectible are removed from both accounts receivable and the allowance for credit losses.

Property and Equipment. Equipment, stated at cost, is depreciated using the straight-line method over the estimated useful life of the asset to an estimated salvage value. With respect to each class of asset, the estimated useful life is based upon a newly built asset being placed into service and represents the time period beyond which it is typically not justifiable for the Company to continue to operate the asset in the same or similar manner. From time to time, the Company may acquire older vessels that have already exceeded the Company's useful life policy, in which case the Company depreciates such assets based on its best estimate of the asset's remaining useful life, typically the period until the next survey or certification date. As of December 31, 2025, the estimated useful life of the Company's new offshore support vessels was 20 years.

Equipment maintenance and repair costs and the costs of routine overhauls, drydockings and inspections performed on vessels and equipment are charged to operating expense as incurred. Expenditures that extend the useful life or improve the marketing and commercial characteristics of equipment as well as major renewals and improvements to other properties are capitalized.

Certain interest costs incurred during the construction of equipment are capitalized as part of the assets' carrying values and are amortized over such assets' estimated useful lives.

Income Taxes. Deferred income tax assets and liabilities have been provided in recognition of the income tax effect attributable to the book and tax basis differences of assets and liabilities reported in the accompanying consolidated financial statements. Deferred tax assets or liabilities are provided using the enacted tax rates expected to apply to taxable income in the periods in which they are expected to be settled or realized. Interest and penalties relating to uncertain tax positions are recognized in interest expense and administrative and general, respectively, in the accompanying consolidated statements of income (loss). The Company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Global Intangible Low Taxed Income ("GILTI") regime effectively imposes a minimum tax on worldwide foreign earnings and subjects U.S. shareholders of controlled foreign corporations ("CFCs") to current taxation on certain income earned through a CFC. The Company has made the policy election to record any liability associated with GILTI in the period in which it is incurred.

In the normal course of business, the Company may be subject to challenges from tax authorities regarding the amount of taxes due for the Company. These challenges may alter the timing or amount of taxable income or deductions. As part of the calculation of income tax expense, the Company determines whether the benefits of its tax positions are at least more likely than not of being sustained based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained, the Company accrues the largest amount of the tax benefit that is more likely than not of being sustained. Such accruals require management to make estimates and judgments with respect to the ultimate outcome of its tax benefits and actual results could vary materially from these estimates.

The Company is subject to federal and state income tax and foreign withholding tax audits from time to time that could result in proposed assessments. Management believes that the Company has appropriately accounted for income and withholding taxes for tax periods that are within the statutory period of limitations not previously audited and that are potentially open for examination by the taxing authorities. The Company cannot predict with certainty how any audits would be resolved and whether the Company will be required to make additional tax payments, which may include penalties and interest. Depending on the jurisdiction, the Company is subject to examination for up to the preceding eight years.

Impairment of Long-Lived Assets. The Company performs an impairment analysis of long-lived assets used in operations when indicators of impairment are present. These indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If the carrying values of the assets are not recoverable, as determined by their estimated future undiscounted cash flows, the estimated fair value of the assets or asset groups are compared to their current carrying values and impairment charges are recorded if the carrying value exceeds fair value.

Impairment of 50% or Less Owned Companies. Investments in 50% or less owned companies are reviewed periodically to assess whether there is an other-than-temporary decline in the carrying value of the investment. In its evaluation, the Company considers, among other items, recent and expected financial performance and returns, impairments recorded by the investee and the capital structure of the investee. When the Company determines the estimated fair value of an investment is below carrying value and the decline is other-than-temporary, the investment is written down to its estimated fair value. Actual results may vary from the Company's estimates due to the uncertainty regarding projected financial performance, the severity and expected duration of declines in value, and the available liquidity in the capital markets to support the continuing operations of the investee, among other factors. Although the Company believes its assumptions and estimates are reasonable, the investee's actual performance compared with the estimates could produce different results and lead to additional impairment charges in future periods.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

With respect to the Company's international business, the Company is exposed to foreign currency exchange rate fluctuations and exchange rate risks on charter hire contracts and operational expenses denominated in foreign currencies. To minimize the financial impact of these items, the Company attempts to contract its services in U.S. dollars. In addition, the Company attempts to minimize the financial impact of these risks by matching the currency of the Company's operating expenses with the currency of the revenue streams when considered appropriate. The Company generally does not hedge against any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business, which exposes the Company to the risk of exchange rate losses.

On occasion, the Company does, however, enter into forward currency exchange, option and future contracts with respect to various foreign currencies that are not designated as fair value hedges in connection with non-ordinary course transactions. These contracts enable the Company to buy currencies in the future at fixed exchange rates, which could offset possible consequences of changes in foreign exchange rates with respect to the Company's international business. While the Company's amount of exposure to revenue generated in floating rate foreign currencies is minimal, if the Company had significant foreign exchange transactions exposure, we may consider foreign currency hedging contracts.

Interest Rate Risk

The Company's outstanding debt consists of a fixed interest rate instrument and the Company no longer has any variable interest rate instruments. As a result, the Company's results of operations are generally not affected by interest rate fluctuations but the Company may not be able to take advantage of a decrease in prevailing rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and related notes are included in Part IV of this Annual Report on Form 10-K and incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

With the participation of the Company's principal executive officer and principal financial officer, management evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2025. Based on their evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company's disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported to the Company's management, including its principal executive and principal financial officers, within the time periods specified in the SEC's rules and forms to allow timely decisions regarding required disclosures. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those internal control systems determined to be effective can provide only a level of reasonable assurance with respect to financial statement preparation and presentation.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the U.S. and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles in the U.S. Because of the inherent limitations in any internal control system, no matter how well designed, misstatements may occur and not be prevented or detected. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation.

Management conducted an evaluation of the effectiveness of the Company's system of internal control over financial reporting as of December 31, 2025 based on the updated framework set forth in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on its evaluation, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

Grant Thornton LLP has issued a report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, which is included in Part IV of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2025, none of our directors or Section 16 officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408(a) of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required to be disclosed pursuant to this Item 10 is incorporated in its entirety herein by reference to the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

NYSE Annual Certification. The Chief Executive Officer of the Company has previously submitted to the NYSE the annual certification required by Section 303A.12(a) of the NYSE Listed Company Manual, and there were no qualifications to such certification. SEACOR Marine has filed the certifications of its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 with the SEC as exhibits to this Annual Report on Form 10-K.

We have adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees designed to promote compliance with insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy, as currently in effect, is filed as Exhibit 19.1 to this Annual Report.

ITEM 11. EXECUTIVE COMPENSATION

The information required to be disclosed pursuant to this Item 11 is incorporated in its entirety herein by reference to the "Compensation Discussion and Analysis" and "Compensation of Directors" portions of the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required to be disclosed pursuant to this Item 12 is incorporated in its entirety herein by reference to the "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management and Directors" portion of the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required to be disclosed pursuant to this Item 13 is incorporated in its entirety herein by reference to the "Related Party Transactions" portion of the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required to be disclosed pursuant to this Item 14 is incorporated in its entirety herein by reference to the "Ratification of Appointment of Independent Auditors" portion of the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

   1. *Financial Statements* - See Index to Financial Statements of this Annual Report on Form 10-K.

   2. *Exhibits*

Exhibit Number	Description
3.1*	Third Amended and Restated Articles of Incorporation of SEACOR Marine Holdings Inc. (incorporated herein by reference to Exhibit 10.1 of SEACOR Marine Holdings Inc.'s Quarterly Report on Form 10-Q filed with the Commission on August 7, 2019 (File No. 001-37966)).
3.2*	Third Amended and Restated Bylaws of SEACOR Marine Holdings Inc. (incorporated herein by reference to Exhibit 3.1 of SEACOR Marine Holdings Inc.'s Current Report on Form 8-K filed with the Commission on March 19, 2019 (File No. 001-37966)).
4.1*	Registration Rights Agreement, dated as of April 26, 2018, by and among SEACOR Marine Holdings Inc. and the Purchasers, (incorporated herein by reference to Exhibit 10.6 of SEACOR Marine Holdings Inc.'s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2018 (File No. 1-37966)).
4.2*	Registration Rights Agreement, dated as of January 9, 2019, by and among SEACOR Marine Holdings Inc., McCall Properties, LLC and the Members of the Sellers listed therein (incorporated herein by reference to Exhibit 4.1 of SEACOR Marine Holdings Inc.'s Current Report on Form 8-K filed with the Commission on January 11, 2019 (File No. 001-37966)).
4.3*	Registration Rights Agreement, dated as of March 20, 2020, by and between SEACOR Marine Holdings Inc. and Montco Offshore, LLC (incorporated herein by reference to Exhibit 4.1 of SEACOR Marine Holdings Inc.'s Current Report on Form 8-K filed with the Commission on March 20, 2020 (File No. 001-37966)).
4.4*	Description of Registrant's Securities (incorporated herein by reference to Exhibit 4.11 of SEACOR Marine Holdings Inc.'s Annual Report on Form 10-K filed with the Commission on March 4, 2020 (File No. 001-37966)).
10.1*+	SEACOR Marine Holdings Inc. 2017 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 of SEACOR Marine Holdings Inc.'s Current Report on Form 8-K filed with the Commission on May 12, 2017 (File No. 001-37966)).
10.2*+	Form of Indemnification Agreement between SEACOR Marine Holdings Inc. and individual officers and directors. (incorporated herein by reference to Exhibit 10.7 of SEACOR Marine Holdings Inc.'s Amendment No. 1 to its Registration Statement on Form 10 filed with the Commission on February 10, 2017 (File No. 001-37966)).
10.3*+	Form of Stock Option Grant Agreement under the SEACOR Marine Holdings Inc. 2017 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.2 of SEACOR Marine Holdings Inc.'s Registration Statement on Form S-8 filed with the Commission on November 20, 2017 (File No. 001-37966)).
10.4+	Compensation of Non-Employee Directors.
10.5*+	Form of Director Stock Option Grant Agreement pursuant to the SEACOR Marine Holdings Inc. 2017 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 of SEACOR Marine Holdings Inc.'s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2018 (File No. 001-37966)).
10.6*+	Employment Agreement, dated November 5, 2019, between SEACOR Marine Holdings Inc. and John Gellert (incorporated herein by reference to Exhibit 10.2 of SEACOR Marine Holdings Inc.'s Quarterly Report on Form 10-Q filed with the Commission on November 12, 2019 (File No. 001-37966)).
10.7*+	Employment Agreement, dated November 5, 2019, between SEACOR Marine Holdings Inc. and Jesús Llorca (incorporated herein by reference to Exhibit 10.3 of SEACOR Marine Holdings Inc.'s Quarterly Report on Form 10-Q filed with the Commission on November 12, 2019 (File No. 001-37966)).

Exhibit Number	Description
10.8*+	Employment Agreement, dated November 5, 2019, between SEACOR Marine Holdings Inc. and Gregory Rossmiller (incorporated herein by reference to Exhibit 10.4 of SEACOR Marine Holdings Inc.'s Quarterly Report on Form 10-Q filed with the Commission on November 12, 2019 (File No. 001-37966)).
10.9*+	Employment Agreement, dated November 5, 2019, between SEACOR Marine Holdings Inc. and Andrew H. Everett II (incorporated herein by reference to Exhibit 10.5 of SEACOR Marine Holdings Inc.'s Quarterly Report on Form 10-Q filed with the Commission on November 12, 2019 (File No. 001-37966)).
10.10*+	SEACOR Marine Holdings Inc. 2020 Equity Incentive Plan (incorporated herein by reference to Annex A of SEACOR Marine Holding Inc.'s definitive proxy statement on Schedule 14A as filed with the Commission on April 22, 2020 (File No. 001-37966)).
10.11*+	Form of Stock Option Grant Agreement pursuant to the SEACOR Marine Holdings Inc. 2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.41 of SEACOR Marine Holdings Inc.'s Annual Report on Form 10-K filed with the Commission on March 12, 2021 (File No. 001-37966)).
10.12*+	Form of Director Stock Option Agreement pursuant to the SEACOR Marine Holdings Inc. 2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.43 of SEACOR Marine Holdings Inc.'s Annual Report on Form 10-K filed with the Commission on March 12, 2021 (File No. 001-37966)).
10.13*+	SEACOR Marine Holdings Inc. 2022 Equity Incentive Plan (incorporated herein by reference to Annex A of SEACOR Marine Holding Inc.'s definitive proxy statement on Schedule 14A as filed with the Commission on April 22, 2022 (File No. 001-37966)).
10.14*+	Form of Director Restricted Stock Grant Agreement pursuant to the SEACOR Marine Holdings Inc. 2022 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 of SEACOR Marine Holdings Inc.'s Quarterly Report on Form 10-Q filed with the Commission on August 3, 2022 (File No. 001-37966)).
10.15*+	Form of Restricted Stock Grant Agreement pursuant to the SEACOR Marine Holdings Inc. 2022 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 of SEACOR Marine Holdings Inc.'s Quarterly Report on Form 10-Q filed with the Commission on May 3, 2023 (File No. 001-37966)).
10.16*+	Form of Performance Restricted Stock Unit Grant Agreement pursuant to the SEACOR Marine Holdings Inc. 2022 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 of SEACOR Marine Holdings Inc.'s Quarterly Report on Form 10-Q filed with the Commission on May 3, 2023 (File No. 001-37966)).
10.17*	Credit Agreement, dated as of November 27, 2024, by and among SEACOR Marine Foreign Holdings Inc., SEACOR Marine Holdings Inc., the entities identified on Schedule 1-A thereto as subsidiary guarantors, the lenders identified on Schedule 1-B thereto, Kroll Agency Services Limited, and Kroll Trustee Services Limited (incorporated herein by reference to Exhibit 10.1 of SEACOR Marine Holdings Inc.'s Current Report on Form 8-K filed with the Commission on December 2, 2024 (File No. 001-37966)).
10.18*	Guaranty, dated as of November 27, 2024, by SEACOR Marine Holdings Inc. in favor of Kroll Trustee Services Limited (incorporated herein by reference to Exhibit 10.2 of SEACOR Marine Holdings Inc.'s Current Report on Form 8-K filed with the Commission on December 2, 2024 (File No. 001-37966)).
10.19*	Memorandum of Agreement for Sale and Purchase of Vessel, by and between Falcon Global Jill LLC and JAD Construction Limited, dated August 6, 2025 (incorporated herein by reference to Exhibit 10.1 of SEACOR Marine Holdings Inc.'s Current Report on Form 8-K filed with the Commission on August 7, 2025 (File No. 001-37966)).
10.20*	Memorandum of Agreement for Sale and Purchase of Vessel, by and between Falcon Global Robert LLC and JAD Construction Limited, dated August 6, 2025 (incorporated herein by reference to Exhibit 10.2 of SEACOR Marine Holdings Inc.'s Current Report on Form 8-K filed with the Commission on August 7, 2025 (File No. 001-37966)).
10.21*+	SEACOR Marine Holdings Inc. 2025 Equity Incentive Plan (incorporated herein by reference to Annex A of SEACOR Marine Holding Inc.'s definitive proxy statement on Schedule 14A as filed with the Commission on April 23, 2025 (File No. 001-37966)).
10.22*+	Form of Director Restricted Stock Grant Agreement pursuant to the SEACOR Marine Holdings Inc. 2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 of SEACOR Marine Holdings Inc.'s Quarterly Report on Form 10-Q filed with the Commission on July 30, 2025 (File No. 001-37966)).

Exhibit Number	Description
19.1*	SEACOR Marine Holdings Inc. Insider Trading and Tipping Procedures and Guidelines (incorporated herein by reference to Exhibit 19.1 of SEACOR Marine Holdings Inc.'s Annual Report on Form 10-K filed with the Commission on February 26, 2025 (File No. 001-37966)).
21.1	List of subsidiaries of SEACOR Marine Holdings Inc.
23.1	Consent of Grant Thornton LLP.
31.1	Certification by the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
31.2	Certification by the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
32.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	SEACOR Marine Holdings Inc. Clawback Policy (incorporated herein by reference to Exhibit 97 of SEACOR Marine Holdings Inc.'s Annual Report on Form 10-K filed with the Commission on February 29, 2024 (File No. 001-37966)).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Document.
104	The cover page for the Company's Annual Report on Form 10-K for the year ended December 31, 2025, has been formatted in Inline XBRL.

* Incorporated by reference.
+ Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K for the fiscal year ended December 31, 2025, to be signed on its behalf by the undersigned, and in the capacities indicated, thereunto duly authorized.

SEACOR Marine Holdings Inc. (Registrant)

By: /s/ Jesús Llorca

Jesús Llorca, *Executive Vice President and Chief Financial Officer*

(Principal Financial Officer)

Date: February 25, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signer	Title	Date
/s/ John Gellert John Gellert	President, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2026
/s/ Jesús Llorca Jesús Llorca	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 25, 2026
/s/ Gregory S. Rossmiller Gregory S. Rossmiller	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 25, 2026
/s/ Andrew R. Morse Andrew R. Morse	Non-Executive Chairman of the Board	February 25, 2026
/s/ R. Christopher Regan R. Christopher Regan	Director	February 25, 2026
/s/ Alfredo Miguel Bejos Alfredo Miguel Bejos	Director	February 25, 2026
/s/ Julie Persily Julie Persily	Director	February 25, 2026
/s/ Lisa P. Young Lisa P. Young	Director	February 25, 2026

INDEX TO FINANCIAL STATEMENTS
SEACOR MARINE HOLDINGS INC

	Page
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:	
Reports of Independent Registered Public Accounting Firm (PCAOB ID Number 248)	76
Audited Consolidated Financial Statements:	
Consolidated Balance Sheets as of December 31, 2025 and 2024	78
Consolidated Statements of Income (Loss) for the years ended December 31, 2025, 2024, and 2023	79
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024, and 2023	80
Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024, and 2023	81
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023	82
Notes to Consolidated Financial Statements	83

All other required schedules have been omitted since the information is either included in the consolidated financial statements, not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SEACOR Marine Holdings Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of SEACOR Marine Holdings Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 25, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

GRANT THORNTON LLP (signed manually)

We have served as the Company's auditor since 2017.

Houston, Texas
February 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SEACOR Marine Holdings Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of SEACOR Marine Holdings Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated February 25, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

GRANT THORNTON LLP (signed manually)

Houston, Texas
February 25, 2026

SEACOR MARINE HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,		
	2025		**2024**
Current Assets:			
Cash and cash equivalents	$	68,934	$	59,491
Restricted cash		24,182		16,649
Receivables:				
Trade, net of allowance for credit loss of $4,135 and $4,745 in 2025 and 2024, respectively		64,522		69,888
Other		3,148		7,913
Tax receivable		817		1,601
Inventories		2,196		2,760
Prepaid expenses and other		5,173		4,406
Assets held for sale		10,812		10,943
Total current assets		179,784		173,651
Property and Equipment:				
Historical cost		776,833		900,414
Accumulated depreciation		(348,812)		(367,448)
		428,021		532,966
Construction in progress		47,002		11,904
Net property and equipment		475,023		544,870
Right-of-use asset - operating leases		982		3,436
Right-of-use asset - finance leases		19		36
Investments, at equity, and advances to 50% or less owned companies		2,938		3,541
Other assets		1,855		1,577
Total assets	$	660,601	$	727,111
LIABILITIES AND EQUITY				
Current Liabilities:				
Current portion of operating lease liabilities	$	405	$	606
Current portion of finance lease liabilities		12		17
Current portion of long-term debt		30,000		27,500
Accounts payable		21,268		29,236
Accrued wages and benefits		5,357		5,229
Accrued interest		—		1,618
Accrued capital, repair and maintenance expenditures		2,870		8,791
Unearned revenue		1,096		2,534
Accrued insurance deductibles and premiums		3,371		3,561
Derivatives		—		464
Other current liabilities		6,350		5,486
Total current liabilities		70,729		85,042
Long-term operating lease liabilities		607		2,982
Long-term finance lease liabilities		8		20
Long-term debt		304,644		317,339
Deferred income taxes		19,376		22,037
Deferred gains and other liabilities		565		1,369
Total liabilities		395,929		428,789
Equity:				
SEACOR Marine Holdings Inc. stockholders' equity:				
Common stock, $.01 par value, 60,000,000 shares authorized; 28,049,242 and 28,466,326 shares issued in 2025 and 2024, respectively		280		287
Additional paid-in capital		471,862		479,283
Accumulated deficit		(208,444)		(180,600)
Shares held in treasury of 1,097,456 and 796,965 in 2025 and 2024, respectively, at cost		(9,691)		(8,110)
Accumulated other comprehensive income, net of tax		10,344		7,141
		264,351		298,001
Noncontrolling interests in subsidiaries		321		321
Total equity		264,672		298,322
Total liabilities and equity	$	660,601	$	727,111

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

SEACOR MARINE HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands, except share data)

	For the years ended December 31,		
	2025	**2024**	**2023**
Operating Revenues	$ 227,832	$ 271,361	$ 279,511
Costs and Expenses:			
Operating	181,772	197,252	159,650
Administrative and general	47,483	44,713	49,183
Lease expense	1,203	1,678	2,748
Depreciation and amortization	47,070	51,628	53,821
	277,528	295,271	265,402
Gains on Asset Dispositions and Impairments, Net	63,412	13,481	21,409
Operating Income (Loss)	13,716	(10,429)	35,518
Other Income (Expense):			
Interest income	1,856	1,768	1,444
Interest expense	(36,050)	(40,627)	(37,504)
Loss on debt extinguishment	—	(31,923)	(2,004)
Derivative gains (losses), net	156	(908)	608
Foreign currency losses, net	(3,135)	(1,049)	(2,133)
Gains on insurance claim settlement	4,581	—	—
Other, net	(189)	121	—
	(32,781)	(72,618)	(39,589)
Loss Before Income Tax Expense (Benefit) and Equity in Earnings of 50% or Less Owned Companies	(19,065)	(83,047)	(4,071)
Income Tax Expense (Benefit):			
Current	13,171	11,067	13,860
Deferred	(2,661)	(13,682)	(5,061)
	10,510	(2,615)	8,799
Loss Before Equity in Earnings of 50% or Less Owned Companies	(29,575)	(80,432)	(12,870)
Equity in Earnings of 50% or Less Owned Companies	1,731	2,308	3,556
Net Loss	(27,844)	(78,124)	(9,314)
Net Loss Per Share:			
Basic	$ (1.06)	$ (2.82)	$ (0.34)
Diluted	(1.06)	(2.82)	(0.34)
Weighted Average Common Shares and Warrants Outstanding:			
Basic	26,223,155	27,655,289	27,082,391
Diluted	26,223,155	27,655,289	27,082,391

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

SEACOR MARINE HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	For the years ended December 31,		
	2025	**2024**	**2023**
Net Loss	$ (27,844)	$ (78,124)	$ (9,314)
Other Comprehensive Income (Loss):			
Foreign currency translation gains (losses), net	3,203	(436)	1,245
Derivative gains on cash flow hedges	—	—	56
Reclassification of derivative (gains) losses on cash flow hedges to interest expense	—	—	(571)
	3,203	(436)	730
Income tax expense	—	—	—
	3,203	(436)	730
Comprehensive Loss	$ (24,641)	$ (78,560)	$ (8,584)

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

SEACOR MARINE HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share data)

	Shares of Common Stock Outstanding	Common Stock	Additional Paid-In Capital	Shares Held in Treasury	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income	Non-Controlling Interests In Subsidiaries	Total Equity
					SEACOR Marine Holdings Inc. Stockholders' Equity				
Year Ended December 31, 2022	26,702,161	$ 272	$ 466,669	248,638	$ (1,852)	$ (93,111)	$ 6,847	$ 321	$ 379,146
Issuance of common stock	7,674	—	24	—	—	—	—	—	24
Employee restricted stock grants	525,397	6	—	—	—	—	—	—	6
Amortization of share awards	—	—	5,993	—	—	—	—	—	5,993
Exercise of options	834	—	6	—	—	—	—	—	6
Exercise of warrants	135,013	1	—	137	(1)	—	—	—	—
Employee restricted stock vesting	(232,239)	—	—	232,239	(2,368)	—	—	—	(2,368)
Forfeiture of employee share awards	(15,000)	—	—	—	—	—	—	—	—
Director restricted stock grants	60,938	1	—	—	—	—	—	—	1
Net loss	—	—	—	—	—	(9,314)	—	—	(9,314)
Other comprehensive income	—	—	—	—	—	—	730	—	730
Year Ended December 31, 2023	27,184,778	$ 280	$ 472,692	481,014	$ (4,221)	$ (102,425)	$ 7,577	$ 321	$ 374,224
Employee restricted stock grants	563,271	6	—	—	—	—	—	—	6
Amortization of share awards	—	—	6,451	—	—	—	—	—	6,451
Exercise of options	12,166	—	140	—	—	—	—	—	140
Exercise of warrants	24,099	—	—	39	—	—	—	—	—
Employee restricted stock vesting	(251,333)	—	—	251,333	(3,120)	—	—	—	(3,120)
Performance restricted stock vesting	96,150	—	—	61,305	(769)	—	—	—	(769)
Director restricted stock grants	43,504	1	—	—	—	—	—	—	1
Director restricted stock vesting	(3,274)	—	—	3,274	—	—	—	—	—
Net loss	—	—	—	—	—	(78,124)	—	—	(78,124)
Other comprehensive loss	—	—	—	—	—	(51)	(436)	—	(487)
Year Ended December 31, 2024	27,669,361	$ 287	$ 479,283	796,965	$ (8,110)	$ (180,600)	$ 7,141	$ 321	$ 298,322
Repurchase of Common Stock	(1,355,761)	(13)	(7,076)	—	—	—	—	—	(7,089)
Repurchase of warrants	—	—	(6,668)	—	—	—	—	—	(6,668)
Employee restricted stock grants	644,880	6	—	—	—	—	—	—	6
Amortization of share awards	—	—	6,324	—	—	—	—	—	6,324
Employee restricted stock vesting	(224,291)	—	—	224,291	(1,141)	—	—	—	(1,141)
Performance restricted stock vesting	110,741	—	—	74,189	(377)	—	—	—	(377)
Director restricted stock grants	125,923	1	(1)	—	—	—	—	—	—
Director restricted stock vesting	(2,011)	—	—	2,011	(63)	—	—	—	(63)
Forfeiture of employee share awards	(17,056)	(1)	—	—	—	—	—	—	(1)
Net loss	—	—	—	—	—	(27,844)	—	—	(27,844)
Other comprehensive income	—	—	—	—	—	—	3,203	—	3,203
Year Ended December 31, 2025	26,951,786	$ 280	$ 471,862	1,097,456	$ (9,691)	$ (208,444)	$ 10,344	$ 321	$ 264,672

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

SEACOR MARINE HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31,		
	2025	2024	2023
Cash Flows from Operating Activities:			
Net Loss	$ (27,844)	$ (78,124)	$ (9,314)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization	47,070	51,628	53,821
Deferred financing cost amortization	173	1,144	1,579
Stock-based compensation expense	6,329	6,458	6,000
Debt discount amortization	937	7,779	6,761
Allowance for credit losses	(613)	202	3,519
Gains from equipment sales, retirements or impairments	(63,412)	(13,481)	(21,409)
Losses on debt extinguishment	—	28,252	177
Derivative (gains) losses	(156)	908	(608)
Interest on finance leases	4	3	202
Settlements on derivative transactions, net	(308)	164	577
Currency losses	3,135	1,049	2,133
Deferred income taxes	(2,661)	(13,682)	(5,061)
Equity earnings	(1,731)	(2,308)	(3,556)
Dividends received from 50% or less owned companies	3,199	2,916	2,241
Changes in Operating Assets and Liabilities:			
Accounts receivables	11,139	(4,600)	(17,215)
Other assets	75	(1,315)	2,288
Accounts payable and accrued liabilities	(11,737)	2,745	(13,188)
Net cash (used in) provided by operating activities	(36,401)	(10,262)	8,947
Cash Flows from Investing Activities:			
Purchases of property and equipment	(48,783)	(7,294)	(10,604)
Proceeds from disposition of property and equipment	129,219	24,858	44,730
Principal payments on notes due from others	—	—	15,000
Net cash provided by investing activities	80,436	17,564	49,126
Cash Flows from Financing Activities:			
Payments on long-term debt	(27,500)	(24,312)	(29,165)
Payments on debt extinguishment	—	(328,712)	(131,604)
Payments on debt extinguishment costs	—	(3,671)	(1,827)
Proceeds from issuance of long-term debt, net of debt discount and issuance costs	15,799	345,192	148,475
Payments on finance leases	(20)	(41)	(531)
Payments for repurchase of common stock	(7,089)	—	—
Payments for repurchase of warrants	(6,668)	—	—
Proceeds from issuance of common stock, net of issuance costs	—	—	24
Proceeds from exercise of stock options and warrants	—	140	6
Tax withholdings on restricted stock vesting	(1,581)	(3,889)	(2,368)
Net cash used in financing activities	(27,059)	(15,293)	(16,990)
Effects of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	—	—	3
Net Change in Cash, Cash Equivalents and Restricted Cash	16,976	(7,991)	41,086
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	76,140	84,131	43,045
Cash, Cash Equivalents and Restricted Cash, End of Year	$ 93,116	$ 76,140	$ 84,131
Supplemental disclosures:			
Cash paid for interest, excluding capitalized interest	34,940	35,607	31,446
Income taxes paid, net	(49)	(625)	(2,961)
Noncash Investing and Financing Activities:			
(Decrease) increase in capital expenditures in accounts payable and accrued liabilities	(5,910)	6,166	371
Recognition of a new right-of-use asset - operating leases	—	—	499
Recognition of a new right-of-use asset - finance leases	—	34	—

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

SEACOR MARINE HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES

Nature of Operations and Segmentation. The consolidated financial statements include the accounts of SEACOR Marine Holdings Inc. ("SEACOR Marine"), and its consolidated subsidiaries (collectively referred to as the "Company"). The Company provides global marine and support transportation services to offshore energy facilities worldwide. The Company operates and manages a diverse fleet of offshore support vessels that (i) deliver cargo and personnel to offshore installations, including offshore wind farms, (ii) assist offshore operations for production and storage facilities, (iii) provide construction, well work-over, offshore wind farm installation and decommissioning support, and (iv) carry and launch equipment used underwater in drilling and well installation, maintenance, inspection and repair. Additionally, the Company's vessels provide emergency response services and accommodations for technicians and specialists.

Accounting standards require public business enterprises to report information about each of their operating business segments that exceed certain quantitative thresholds or meet certain other reporting requirements. Operating business segments have been defined as a component of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker, the President and Chief Executive Officer, in assessing performance and allocating resources.

The Company has identified the following four principal geographic regions as its reporting segments:

United States, primarily Gulf of America. As of December 31, 2025, seven owned vessels were located in this region. The Company's vessels in this market support oil and natural gas exploration and production activities, seasonal construction, decommissioning and diving support operations, as well as the construction and maintenance of offshore wind farms in the Northeast of the U.S.

Africa and Europe. As of December 31, 2025, 16 owned vessels were located in this region. The Company's vessels in this market generally support projects for major oil companies, primarily in Angola, Nigeria and the North Sea.

Middle East and Asia. As of December 31, 2025, 11 owned vessels were located in this region. The Company's vessels in this area generally support exploration, personnel transport and seasonal construction activities in Saudi Arabia, United Arab Emirates and Qatar.

Latin America. As of December 31, 2025, ten owned vessels were located in this region. The Company's vessels in this area generally provide support for exploration and production activities primarily in Brazil, Guyana, Mexico and Trinidad and Tobago. From time to time, the Company's vessels also work in Suriname and Colombia.

Basis of Consolidation. The consolidated financial statements include the accounts of SEACOR Marine and its controlled subsidiaries. Control is generally deemed to exist if the Company has greater than 50% of the voting rights of a subsidiary. All significant intercompany accounts and transactions are eliminated in the combination and consolidation.

Noncontrolling interests in consolidated subsidiaries are included in the consolidated balance sheets as a separate component of equity. The Company reports consolidated net income (loss) inclusive of both the Company's and the noncontrolling interests' share, as well as the amounts of consolidated net income (loss) attributable to each of the Company and the noncontrolling interests. If a subsidiary is deconsolidated upon a change in control, any retained noncontrolling equity investment in the former controlled subsidiary is measured at fair value and a gain or loss is recognized in net income (loss) based on such fair value. If a subsidiary is consolidated upon the business acquisition of controlling interests by the Company, any previous noncontrolled equity investment in the subsidiary is measured at fair value and a gain or loss is recognized in net income (loss) based on such fair value.

The Company employs the equity method of accounting for investments in 50% or less owned companies that it does not control but has the ability to exercise significant influence over the operating and financial policies of the business venture. Significant influence is generally deemed to exist if the Company has between 20% and 50% of the voting rights of a business venture but may exist when the Company's ownership percentage is less than 20%. In certain circumstances, the Company may have an economic interest in excess of 50% but may not control and consolidate the business venture. Conversely, the Company may have an economic interest less than 50% but may control and consolidate the business venture. The Company reports its investments in and advances to these business ventures in the accompanying consolidated balance sheets as investments, at equity, and advances to 50% or less owned companies. The Company reports its share of earnings from investments in 50% or less owned companies in the accompanying consolidated statements of income (loss) as equity in earnings of 50% or less owned companies, net of tax.

Certain reclassifications were made to previously reported amounts in the consolidated financial statements and notes thereto to make them consistent with the current period presentation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S.") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates and those differences may be material.

Revenue Recognition. The Company contracts with various customers to carry out management services for vessels as agents for and on behalf of ship owners. These services include crew management, technical management, commercial management, insurance arrangements, sale and purchase of vessels, provisions and bunkering. As the manager of the vessels, the Company undertakes to use its best endeavors to provide the agreed management services as agents for and on behalf of the owners in accordance with sound ship management practice and to protect and promote the interest of the owners in all matters relating to the provision of services thereunder. The Company also contracts with various customers to carry out management services regarding engineering for vessel construction and vessel conversions. The vast majority of the ship management agreements span one to three years and are typically billed on a monthly basis. The Company transfers control of the service to the customer and satisfies its performance obligation over the term of the contract, and therefore recognizes revenue over the term of the contract while related costs are expensed as incurred.

Revenue that does not meet these criteria is deferred until the criteria is met and is considered a contract liability and is recognized as such. Contract liabilities, which are included in unearned revenue in the accompanying consolidated balance sheets, for the years ended December 31 were as follows (in thousands):

	2025	2024	2023
Balance at beginning of year	$ 2,534	$ 687	$ 2,333
Unearned revenues during the year	6,935	6,689	6,501
Revenues recognized during the year	(8,373)	(4,842)	(8,147)
Balance at end of year	$ 1,096	$ 2,534	$ 687

As of December 31, 2025, December 31, 2024 and December 31, 2023, the Company had unearned revenue of $1.1 million, $2.5 million and $0.7 million, respectively, primarily related to mobilization of vessels.

The Company earns revenue primarily from the time charter and bareboat charter of vessels to customers. Since the Company charges customers based upon daily rates of hire, vessel revenues are recognized on a daily basis throughout the contract period. Under a time charter, the Company provides a vessel to a customer and is responsible for all operating expenses, typically excluding fuel. Under a bareboat charter, the Company provides a vessel to a customer and the customer assumes responsibility for all operating expenses and assumes all risks of operation. In the U.S. Gulf of America, time charter durations and rates are typically established in the context of master service agreements that govern the terms and conditions of the charter.

In the Company's operating areas, contracts or charters vary in length from several days to multi-year periods. Many of the Company's contracts and charters include cancellation clauses without early termination penalties. As a result of cancellations, options and frequent renewals, the stated duration of charters may not correlate with the length of time the vessel is contracted for to provide services to a particular customer.

During the years ended December 31, 2025 and 2024, the Company did not recognize any business interruption insurance recoveries. During the year ended December 31, 2023, the Company recognized an aggregate amount of business interruption insurance recoveries of $10.0 million included in operating revenues in the accompanying consolidated statements of income (loss).

Direct Operating Expenses. Direct operating costs and expenses that are considered significant, other than leased-in equipment expense, consist primarily of costs and expenses such as: personnel; repairs and maintenance; drydocking; insurance and loss reserves; and fuel, lubes and supplies. Other direct operating expenses consist of costs such as brokers' commissions, communication costs, expenses incurred in mobilizing vessels between geographic regions, third party ship management fees, freight expenses, and customs and importation duties. Direct operating costs are expensed as incurred.

Cash and Cash Equivalents. The Company considers all highly liquid investments, with an original maturity of three months or less from the date purchased, to be cash equivalents. Cash equivalents consist of U.S. treasury securities, money market instruments, time deposits and overnight investments. A portion of the Company's cash is maintained at federally insured financial institutions. The deposits held at these institutions are in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Restricted Cash. Restricted cash primarily relates to banking and credit facility requirements, including, as of December 31, 2025, $23.5 million held in a restricted account with various permitted uses under the terms of the 2024 SMFH Credit Facility.

For the years ended December 31, cash, cash equivalents and restricted cash consists of (in thousands):

	2025	2024
Cash	$ 68,934	$ 59,491
Restricted cash	24,182	16,649
Total	$ 93,116	$ 76,140

Trade and Other Receivables and Allowance for Credit Losses. Customers are primarily major integrated national, international oil companies, large independent oil and natural gas exploration and production companies and established wind farm construction companies. Customers are granted credit on a short-term basis and the related credit risks are minimal. Other receivables consist primarily of operating expenses the Company incurs in relation to vessels it manages for other entities, as well as insurance and income tax receivables. During the year ended December 31, 2025, Azule Energy Angola S.p.A. ("Azule"), a joint venture between BP p.l.c. and Eni S.p.A., and SEACOR Marine Arabia LLC ("SEACOR Marine Arabia"), a joint venture of which the Company owns 45% and through which vessels are in service to Saudi Arabian Oil Company, were responsible for $30.8 million or 48% and $10.2 million or 16%, respectively, of the Company's total consolidated trade receivables. During the year ended December 31, 2024, Azule and SEACOR Marine Arabia were responsible for $18.3 million or 26% and $13.0 million or 19%, respectively, of the Company's total consolidated trade receivables.

The Company routinely reviews its receivables and makes provisions for expected credit losses utilizing the Current Expected Credit Losses model ("CECL"). The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. However, those provisions are estimates and actual results may materially differ from those estimates. After collection efforts have been exhausted, trade receivables that are deemed uncollectible are removed from both accounts receivable and the allowance for credit losses.

Allowance for credit loss reserves for the years ended December 31 were as follows (in thousands):

Description	Balance Beginning of Year	Reserves Acquired	Charges (Recoveries) to Cost and Expenses	Deductions	Recoveries Collected	Balance End of Year
Year Ended December 31, 2025						
Allowance for credit loss reserves (deducted from trade and notes receivable)	$ 4,745	$ —	$ (613)	$ —	$ 3	$ 4,135
Year Ended December 31, 2024						
Allowance for credit loss reserves (deducted from trade and notes receivable)	$ 4,543	$ —	$ 202	$ —	$ —	$ 4,745
Year Ended December 31, 2023						
Allowance for credit loss reserves (deducted from trade and notes receivable)	$ 1,650	$ —	$ 3,519	$ (626)	$ —	$ 4,543

Derivative Instruments. The Company accounts for derivatives through the use of a fair value concept whereby all of the Company's derivative positions are stated at fair value in the accompanying consolidated balance sheets. Realized and unrealized gains and losses on derivatives not designated as hedges are reported in the accompanying consolidated statements of income (loss) as Derivative gains (losses), net. Realized and unrealized gains and losses on derivatives designated as fair value hedges are recognized as corresponding increases or decreases in the fair value of the underlying hedged item to the extent they are effective, with any ineffective portion reported in the accompanying consolidated statements of income (loss) as Derivative gains (losses), net, and related cash flows are classified in the same category on the cash flow statement as the cash flows from the items being hedged. Realized and unrealized gains and losses on derivatives designated as cash flow hedges are reported as a component of other comprehensive income (loss) in the accompanying consolidated statements of comprehensive income (loss) to the extent they are effective and reclassified into earnings on the same line item associated with the hedged transaction and in the same period the hedged transaction affects earnings and related cash flows are classified in the same category on the cash flow statement as the cash flows from the items being hedged. Any ineffective portions of cash flow hedges are reported in the accompanying consolidated statements of income (loss) as Derivative gains (losses), net. Realized and unrealized gains and losses on derivatives designated as cash flow hedges that are entered into by the Company's 50% or less owned companies are also reported as a component of the Company's other comprehensive income (loss) in proportion to the Company's ownership percentage, with reclassifications and ineffective portions being included in Equity in earnings of 50% or less owned companies, net of tax, in the accompanying consolidated statements of income (loss).

Concentrations of Credit Risk. The Company is exposed to concentrations of credit risk associated with its cash and cash equivalents, restricted cash and derivative instruments. The Company minimizes its credit risk relating to these positions by monitoring the financial condition of the financial institutions and counterparties involved and by primarily conducting business with large, well-established financial institutions and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its significant counterparties. The Company is also exposed to concentrations of credit risk relating to its receivables due from customers described above. The Company does not generally require collateral or other security to support its outstanding receivables. The Company minimizes its credit risk relating to receivables by performing ongoing credit evaluations and, to date, credit losses have not been material.

Inventories. Inventories, which consist of fuel and supplies, are stated at the lower of cost (using the first-in, first-out method) or net realizable value. The Company records write-downs, as needed, to adjust the carrying amount of inventories to the lower of cost or net realizable value. In the years ended December 31, 2025, 2024 and 2023, there were no inventory reserves.

Property and Equipment. Equipment, stated at cost, is depreciated using the straight-line method over the estimated useful life of the asset to an estimated salvage value. With respect to each class of asset, the estimated useful life is based upon a newly built asset being placed into service and represents the time period beyond which it is typically not justifiable for the Company to continue to operate the asset in the same or similar manner. From time to time, the Company may acquire older vessels that have already exceeded the Company's useful life policy, in which case the Company depreciates such assets based on its best estimate of the asset's remaining useful life, typically the period until the next survey or certification date. As of December 31, 2025, the estimated useful life of the Company's new offshore support vessels was 20 years.

The Company's property and equipment as of December 31 was as follows (in thousands):

	Historical Cost [1]	Accumulated Depreciation	Net Book Value
2025			
Offshore support vessels:			
AHTS[2]	$ 948	$ (841)	$ 107
FSV[3]	340,358	(177,608)	162,750
PSV [4]	274,726	(75,606)	199,120
Liftboats	141,841	(76,114)	65,727
General machinery and spares	7,712	(7,712)	—
Other [5]	11,248	(10,931)	317
	$ 776,833	$ (348,812)	$ 428,021
2024			
Offshore support vessels:			
AHTS[2]	$ 948	$ (825)	$ 123
FSV[3]	344,833	(160,823)	184,010
PSV [4]	290,416	(66,478)	223,938
Liftboats	243,295	(118,923)	124,372
General machinery and spares	9,394	(9,248)	146
Other [5]	11,528	(11,151)	377
	$ 900,414	$ (367,448)	$ 532,966

---

(1)	Includes property and equipment acquired in business acquisitions at acquisition date fair value and net of the impact of recognized impairment charges. Most of the Company's vessels are pledged as collateral under the 2024 SMFH Credit Facility.
(2)	Anchor handling towing supply vessels ("AHTS").
(3)	Fast support vessels ("FSVs").
(4)	Platform support vessels ("PSVs").
(5)	Includes buildings, leasehold improvements, vehicles and other property and equipment.

Depreciation and amortization expense totaled $47.1 million, $51.6 million and $53.8 million in 2025, 2024 and 2023, respectively.

Equipment maintenance and repair costs and the costs of routine overhauls, drydockings and inspections performed on vessels and equipment are charged to operating expense as incurred. Expenditures that extend the useful life or improve the marketing and commercial characteristics of equipment as well as major renewals and improvements to other properties are capitalized.

Certain interest costs incurred during the construction of equipment are capitalized as part of the assets' carrying values and are amortized over such assets' estimated useful lives. There was $2.4 million of capitalized interest recognized in 2025 and no capitalized interest recognized in 2024 or 2023.

Assets Held for Sale. As of December 31, 2025, two PSVs previously included in the United States, primarily U.S. Gulf of America segment, with carrying values of $5.5 million and $5.3 million, respectively, were classified as assets held for sale as the Company expects to sell the vessels within one year.

Impairment of Long-Lived Assets. The Company performs an impairment analysis of long-lived assets used in operations when indicators of impairment are present. These indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If the carrying values of the assets are not recoverable, as determined by their estimated future undiscounted cash flows, the estimated fair value of the assets or asset groups are compared to their current carrying values and impairment charges are recorded if the carrying value exceeds fair value.

When reviewing its fleet for impairment, the Company groups vessels with similar operating and marketing characteristics, including cold-stacked vessels expected to return to active service, into vessel classes. All other vessels, including vessels retired and removed from service, are evaluated for impairment on a vessel by vessel basis.

During the year ended December 31, 2025, the Company did not record impairment charges on any owned vessels. During the year ended December 31, 2024, the Company recorded impairment charges of $3.7 million for other equipment designated for a construction project that was indefinitely deferred and will no longer be completed. During the year ended December 31, 2023, the Company recorded impairment charges totaling $0.7 million for one leased-in AHTS to adjust for indicative future cash flows and the cost to return the vessel to its owner. The impairment charges for the assets held for sale are included in gains (losses) on asset dispositions and impairments in the accompanying consolidated statements of income (loss). There were no impairments of other owned or leased-in vessels.

For vessel classes and individual vessels with indicators of impairment as of December 31, 2025, the Company assessed that their estimated fair value exceeds their current carrying values. For any vessel or vessel class that has indicators of impairment and is deemed not recoverable through future operations, the Company determines the fair value of the vessel or vessel class. If the fair value determination is less than the carrying value of the vessel or vessel class, an impairment is recognized to reduce the carrying value to fair value. Fair value determination is primarily accomplished by obtaining independent valuations of vessel or vessel classes from qualified third party appraisers and other market data such as recent sales of similar vessels.

Impairment of 50% or Less Owned Companies. Investments in 50% or less owned companies are reviewed periodically to assess whether there is an other-than-temporary decline in the carrying value of the investment. In its evaluation, the Company considers, among other items, recent and expected financial performance and returns, impairments recorded by the investee and the capital structure of the investee. When the Company determines the estimated fair value of an investment is below carrying value and the decline is other-than-temporary, the investment is written down to its estimated fair value. Actual results may vary from the Company's estimates due to the uncertainty regarding projected financial performance, the severity and expected duration of declines in value and the available liquidity in the capital markets to support the continuing operations of the investee, among other factors. Although the Company believes its assumptions and estimates are reasonable, the investee's actual performance compared with the estimates could produce different results and lead to additional impairment charges in future periods. No impairment charges of investments in 50% or less owned companies were incurred for the years ended December 31, 2025, 2024 and 2023.

Business Combinations. For acquisitions constituting a business acquisition, the Company recognizes 100% of the fair value of assets acquired, liabilities assumed, and noncontrolling interests when the acquisition constitutes a change in control of the acquired entity. Shares issued in consideration for a business combination, contingent consideration arrangements and pre-acquisition loss and gain contingencies are all measured and recorded at their acquisition-date fair value. Subsequent changes to fair value of contingent consideration arrangements are generally reflected in earnings. Acquisition-related transaction costs are expensed as incurred and any changes in an acquirer's existing income tax valuation allowances and tax uncertainty accruals are recorded as an adjustment to income tax expense. The operating results of entities acquired are included in the accompanying consolidated statements of income (loss) from the date of acquisition. If an acquisition of an asset or group of assets does not meet the definition of a business, the transaction is accounted for as an asset acquisition. The assets are measured based on their cost to the Company, including transaction costs. The acquisition cost is then allocated to the assets acquired based on their relative fair values.

Debt Discount and Issuance Costs. Debt discounts and costs incurred in connection with the issuance of debt are amortized over the life of the related debt using the effective interest rate method for term loans and straight-line method for revolving credit facilities and are included in interest expense in the accompanying consolidated statements of income (loss).

Self-insurance Liabilities. The Company maintains marine hull, liability and war risk, general liability, workers compensation and other insurance customary in the industry in which it operates. Both the marine hull and liability policies have annual aggregate deductibles. Marine hull annual aggregate deductibles are accrued as claims are incurred while marine liability annual aggregate deductibles are accrued based on historical loss experience. Exposure to the health benefit plans are limited by maintaining stop-loss and aggregate liability coverage. To the extent that estimated self-insurance losses, including the accrual of annual aggregate deductibles, differ from actual losses realized, the Company's insurance reserves could differ significantly and may result in either higher or lower insurance expense in future periods.

Income Taxes. Deferred income tax assets and liabilities have been provided in recognition of the income tax effect attributable to the book and tax basis differences of assets and liabilities reported in the consolidated financial statements. Deferred tax assets or liabilities are provided using the enacted tax rates expected to apply to taxable income in the periods in which they are expected to be settled or realized. Interest and penalties relating to uncertain tax positions are recognized in interest expense and administrative and general, respectively, in the accompanying consolidated statements of income (loss). The Company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Global Intangible Low Taxed Income ("GILTI") regime effectively imposes a minimum tax on worldwide foreign earnings and subjects U.S. shareholders of controlled foreign corporations ("CFCs") to current taxation on certain income earned through a CFC. The Company has made the policy election to record any liability associated with GILTI in the period in which it is incurred.

In the normal course of business, the Company may be subject to challenges from tax authorities regarding the amount of taxes due for the Company. These challenges may alter the timing or amount of taxable income or deductions. As part of the calculation of income tax expense, the Company determines whether the benefits of its tax positions are at least more likely than not of being sustained based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained, the Company accrues the largest amount of the tax benefit that is more likely than not of being sustained. Such accruals require management to make estimates and judgments with respect to the ultimate outcome of its tax benefits and actual results could vary materially from these estimates.

The Company is subject to federal and state income tax and foreign withholding tax audits from time to time that could result in proposed assessments. Management believes that the Company has appropriately accounted for income and withholding taxes for tax periods that are within the statutory period of limitations not previously audited and that are potentially open for examination by the taxing authorities. The Company cannot predict with certainty how any audits would be resolved and whether the Company will be required to make additional tax payments, which may include penalties and interest. The Company is subject to examination for the preceding eight years.

Foreign Currency Translation. The assets, liabilities and results of operations of certain consolidated subsidiaries are measured using their functional currency, which is the currency of the primary foreign economic environment in which they operate. Upon consolidating these subsidiaries with the Company, their assets and liabilities are translated to U.S. dollars at currency exchange rates as of the consolidated balance sheet dates and their revenues and expenses are translated at the weighted average currency exchange rates during the applicable reporting periods. Translation adjustments resulting from the process of translating these subsidiaries' financial statements are reported in other comprehensive income in the accompanying consolidated statements of comprehensive income (loss).

Foreign Currency Transactions. Certain consolidated subsidiaries enter into transactions denominated in currencies other than their functional currency. Gains and losses resulting from changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in foreign currency losses, net in the accompanying consolidated statements of income (loss) in the period in which the currency exchange rates change.

Accumulated Other Comprehensive (Loss) Income. The components of accumulated other comprehensive (loss) income were as follows (in thousands):

	SEACOR Marine Holdings Inc. Stockholders' Equity			Noncontrolling Interests		
	Foreign Currency Translation Adjustments	Derivative (Losses) Gains on Cash Flow Hedges, net	Total	Foreign Currency Translation Adjustments	Derivative Losses on Cash Flow Hedges, net	Other Comprehensive Income (Loss)
Year Ended December 31, 2022	$ 6,332	$ 515	$ 6,847	$ (1,445)	$ (11)	$ (1,208)
Other comprehensive income	1,245	(515)	730	—	—	730
Income tax (expense)	—	—	—	—	—	—
Year Ended December 31, 2023	7,577	—	7,577	(1,445)	(11)	$ 730
Other comprehensive loss	(436)	—	(436)	—	—	$ (436)
Income tax benefit (expense)	—	—	—	—	—	—
Year Ended December 31, 2024	7,141	—	7,141	(1,445)	(11)	$ (436)
Other comprehensive income	3,203	—	3,203	—	—	3,203
Income tax benefit (expense)	—	—	—	—	—	—
Year Ended December 31, 2025	$ 10,344	$ —	$ 10,344	$ (1,445)	$ (11)	$ 3,203

Earnings (Loss) Per Share. Basic earnings/loss per share of the common stock, par value $0.01 per share, of SEACOR Marine ("Common Stock") is computed based on the weighted average number of shares of Common Stock and warrants to purchase Common Stock at an exercise price of $0.01 per share ("Warrants") issued and outstanding during the relevant periods. The Warrants are included in the basic earnings/loss per share of Common Stock because the shares issuable upon exercise of the Warrants are issuable for de minimis cash consideration and therefore not anti-dilutive. Diluted earnings/loss per share of Common Stock is computed based on the weighted average number of shares of Common Stock and Warrants issued and outstanding plus the effect of other potentially dilutive securities through the application of the treasury stock method and the if-converted method that assumes all shares of Common Stock have been issued and outstanding during the relevant periods pursuant to the conversion of the New Convertible Notes (as defined in "Note 5. Long-Term Debt") unless anti-dilutive.

As of December 31, 2025, the Company no longer has any warrants to purchase Common Stock outstanding as a result of the completion of the Securities Repurchase (as defined in "Note 10. Stockholders' Equity"). As of December 31, 2024, the Company no longer had New Convertible Notes as a result of the completion of the 2024 SMFH Credit Facility agreement (as defined in "Note 5. Long-Term Debt").

For the year ended December 31, 2023, diluted loss per share of Common Stock excluded 2,978,274 shares of Common Stock issuable upon the conversion of the New Convertible Notes as the effect of their inclusion in the computation would be anti-dilutive. In addition, for the years ended December 31, 2025, 2024 and 2023, diluted (loss) earnings per share of Common Stock excluded 1,304,145, 1,392,226 and 1,642,084 shares of restricted stock, respectively, and 1,008,865, 1,013,865 and 1,026,031 shares of Common Stock, respectively, issuable upon exercise of outstanding stock options, as the effect of their inclusion in the computation would be anti-dilutive. In 2025, 2024 and 2023, the Company issued 264,060, 202,905 and 156,620 performance share awards. These performance share awards are not considered outstanding until such time as they would be probable of being exercised, therefore they were not included in the computation of earnings (loss) per share. As of December 31, 2025, 585,842 of these performance share awards were not considered outstanding.

Recently Adopted Accounting Standards. On December 14, 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities to disclose, on an annual basis, information about their effective tax rate reconciliation and information on income taxes paid. The guidance is effective for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 for the year ended December 31, 2025, which only affects the disclosures and does not impact the Company's consolidated financial position or results of operations.

Recently Issued Accounting Standards. On December 18, 2025, the FASB issued ASU 2025-12, Codification Improvements, which clarify, correct errors in and make improvements related to various topics in the FASB Accounting Standards Codification ("ASC"). The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2026. While early adoption is permitted on an issue-by-issue basis, the Company has determined it will not early adopt the standard. The Company does not believe the adoption of the standard will have a material effect on the Company's consolidated financial position or results of operations.

On December 8, 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow Scope Improvements, which clarifies interim financial reporting requirements by improving the navigability of the guidance and more clearly specifies what disclosures are required in an interim reporting period. The guidance is effective for interim periods in fiscal years, beginning after December 15, 2027. While early adoption is permitted, the Company has determined it will not early adopt the standard. The Company does not believe the adoption of the standard will have a material effect on the Company's consolidated financial position or results of operations.

On September 29, 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract, which addresses two issues: (1) refines the scope of the guidance on derivatives in ASC 815 (Issue 1) and (2) clarifies the guidance on share-based payments from a customer in ASC 606 (Issue 2). The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2026. While early adoption is permitted, the Company has determined it will not early adopt the standard. The Company does not believe the adoption of the standard will have a material effect on the Company's consolidated financial position, results of operations or disclosures.

On November 4, 2024, the FASB issued ASU 2024-03, Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregation of certain income statement expense captions into specified categories in disclosures within the footnotes to the financial statements. The guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within the fiscal years, beginning after December 15, 2027. While early adoption is permitted, the Company has determined it will not early adopt the standard. The Company does not believe the adoption of the standard will have a material effect on the Company's consolidated financial position or results of operations.

On October 9, 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the United States Securities and Exchange Commission's ("SEC") Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The effective date is contingent on when the SEC removes the related disclosure from Regulation S-X or Regulation S-K, with early adoption prohibited. The Company does not believe the adoption of the standard will have a material effect on the Company's consolidated financial position, results of operations or disclosures.

2. EQUIPMENT ACQUISITIONS AND DISPOSITIONS

Equipment Additions. The Company's capital expenditures and payments on equipment were $48.8 million, $7.3 million, and $10.6 million in 2025, 2024 and 2023, respectively. Deliveries of offshore support vessels for the years ended December 31 were as follows:

	2025	2024	2023
FSV	—	—	1
	—	—	1

Equipment Dispositions

During the year ended December 31, 2025, the Company sold one FSV and two PSVs, previously classified as held for sale, as well as one PSV, three liftboats and other equipment not previously classified as held for sale for net cash proceeds of $129.2 million, after transaction costs, and a gain of $63.4 million.

During the year ended December 31, 2024, the Company sold one AHTS, previously classified as held for sale, two AHTS, not previously classified as held for sale, and other equipment for net cash proceeds of $24.9 million, after transaction costs, and a gain of $17.2 million.

During the year ended December 31, 2023, the Company sold one liftboat, classified as held for sale, three liftboats and one specialty vessel, previously removed from service, one FSV and other equipment, previously classified as held for sale, as well as other equipment not previously classified as held for sale, for net cash proceeds of $44.7 million, after transaction costs, and a gain of $21.1 million.

Major equipment dispositions for the years ended December 31 were as follows:

	2025	2024	2023
AHTS	—	3	—
FSV	1	—	1
PSV	3	—	—
Liftboats	3	—	4
Specialty [1]	—	—	1
	7	3	6

_____

(1) Specialty vessels include anchor handling tugs, accommodation, line handling and other vessels. These vessels generally have specialized features adapting them to specific applications including offshore maintenance and construction services, freight hauling services and accommodation services.

3. INVESTMENTS, AT EQUITY, AND ADVANCES TO 50% OR LESS OWNED COMPANIES

Investments, at equity, and advances to 50% or less owned companies as of December 31 were as follows (in thousands):

	Ownership	2025	2024
Seabulk Angola	49.0%	1,058	962
SEACOR Marine Arabia	45.0%	1,809	2,508
Other	20.0% — 50.0%	71	71
		$ 2,938	$ 3,541

Combined Condensed Financial Information of Other Investees. Summarized financial information of the Company's other investees, at equity, as of and for the years ended December 31 was as follows (in thousands):

	2025	2024
Current assets	$ 21,441	$ 29,405
Noncurrent assets	16	110
Current liabilities	15,346	21,664
Noncurrent liabilities	18	12

	2025	2024	2023
Operating Revenues	$ 57,035	$ 78,719	$ 68,949
Costs and Expenses:			
Operating and administrative	51,446	69,741	61,294
Depreciation	16	21	27
	51,462	69,762	61,321
Operating Income	$ 5,573	$ 8,957	$ 7,628
Net Income	$ 3,865	$ 7,464	$ 5,239

As of December 31, 2025, cumulative undistributed net earnings of all 50% or less owned companies included in the Company's consolidated retained earnings were $0.9 million.

SEACOR Marine Arabia LLC ("SEACOR Marine Arabia") and other. The Company's other 50% or less owned companies do not own or operate any vessels. During the years ended December 31, 2025, 2024 and 2023, the Company received dividends of $3.2 million, $2.9 million and $2.2 million from these 50% or less owned companies, respectively. During the years ended December 31, 2025, 2024 and 2023, no vessel management fees were received from these 50% or less owned companies.

4.   LEASES

The Company assesses at contract inception whether a contract is, or contains, a lease, defined as a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date when the interest rate implicit in the lease is not readily determinable and includes the Company's assessment and impact of any extensions, escalations or special terms. The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. As of December 31, 2025, the Company leased-in certain facilities and other equipment but did not lease-in any vessels. The leases typically contain purchase and renewal options or rights of first refusal with respect to the sale or lease of the equipment. As of December 31, 2025, the lease terms of certain facilities and other equipment range in duration from two to 252 months.

As of December 31, 2025, future minimum payments for leases for the years ended December 31 were as follows (in thousands):

	Operating Leases	Finance Leases
2026	$ 472	$ 13
2027	308	9
2028	30	—
2029	30	—
2030	30	—
Years subsequent to 2030	481	—
	1,351	22
Interest component	(339)	(2)
	1,012	20
Current portion of long-term lease liabilities	405	12
Long-term lease liabilities	$ 607	$ 8

For the years ended December 31, the components of lease expense were as follows (in thousands):

	2025	2024	2023
Operating lease costs	$ 727	$ 1,216	$ 2,222
Finance lease costs:			
Amortization of finance lease assets [1]	23	44	468
Interest on finance lease liabilities [2]	4	3	202
Short-term lease costs	476	462	526
	$ 1,230	$ 1,725	$ 3,418

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[1] Included in amortization costs in the consolidated statements of income (loss).
[2] Included in interest expense in the consolidated statements of income (loss).

For the year ended December 31, 2025, supplemental cashflow information related to leases were as follows (in thousands):

	2025	2024	2023
Operating cash flows from operating leases	$ 1,034	$ 1,841	$ 2,362
Financing cash outflows from finance leases	20	41	531
Right-of-use assets obtained for operating lease liabilities	—	—	499
Right-of-use assets obtained for finance lease liabilities	—	34	—

For the year ended December 31, 2025, other information related to leases were as follows:

	2025	2024	2023
Weighted average remaining lease term, in years - operating leases	11.6	11.7	10.2
Weighted average remaining lease term, in years - finance leases	1.7	2.3	1.2
Weighted average discount rate - operating leases	13.1%	6.2%	6.7%
Weighted average discount - finance leases	11.0%	10.0%	4.0%

The Company recognized no impairment charges in the years ended December 31, 2025 and 2024, and $0.7 million for one such lease in the year ended December 31, 2023.

5.   LONG-TERM DEBT

The Company's long-term debt obligations as of December 31 were as follows (in thousands):

	2025	2024
2024 SMFH Credit Facility	$ 338,900	$ 350,000
Current portion due within one year	(30,000)	(27,500)
Unamortized debt discount	(3,607)	(4,338)
Deferred issuance costs	(649)	(823)
Long-term debt, less current portion	$ 304,644	$ 317,339

The Company's contractual long-term debt maturities for the years ended December 31 were as follows (in thousands):

2026	$ 30,000
2027	31,353
2028	31,242
2029	246,305
2030	—
Years subsequent to 2030	—
	$ 338,900

As of December 31, 2025, the Company was in compliance with all debt covenants and lender requirements.

2024 SMFH Credit Facility. On November 27, 2024, SEACOR Marine, as parent guarantor, SEACOR Marine Foreign Holdings Inc. ("SMFH"), as borrower, and certain other wholly-owned subsidiaries of SEACOR Marine, as subsidiary guarantors, entered into a credit agreement providing for a senior secured term loan of up to $391.0 million (the "2024 SMFH Credit Facility" and such agreement, the "2024 SMFH Credit Agreement") with an affiliate of EnTrust Global, as lender, Kroll Agency Services Limited, as facility agent, and Kroll Trustee Services Limited, as security trustee.

The 2024 SMFH Credit Facility is divided into two tranches, Tranche A in an amount of up to $350.0 million and Tranche B in an amount of up to $41.0 million.

The proceeds from Tranche A of the 2024 SMFH Credit Facility were used to:

(x) refinance $328.7 million of existing principal indebtedness comprised of:

(a) $90.0 million incurred under the Guaranteed Notes (as defined below),

(b) $35.0 million incurred the New Convertible Notes (as defined below),

(c) $109.8 million incurred under the 2023 SMFH Credit Facility (as defined below),

(d) $11.8 million incurred under the Sea-Cat Crewzer III Loan Facility (as defined below)

(e) $60.3 million incurred under the SEACOR Delta Shipyard Financing (as defined below), and

(f) $21.8 million incurred under the SEACOR Alpine Credit Facility (as defined below), and

(y) satisfy accrued and unpaid interest and fees, and for general corporate purposes.

The funds available under Tranche A of the 2024 SMFH Credit Facility were fully drawn by December 17, 2024.

The proceeds from Tranche B of the 2024 SMFH Credit Facility may only be used to make a portion of the payments to Fujian Mawei Shipbuilding, Ltd. with respect to the shipbuilding contracts for the construction of two PSVs for a contract price of $41.0 million per vessel. The PSVs are each 4,650 tons deadweight with a 1,000 square meter deck area and equipped with medium speed diesel engines and an integrated battery energy storage system for higher fuel efficiency and lower running costs. The PSVs are expected to be delivered in the fourth quarter of 2026 and the first quarter of 2027, respectively. Up to $20.5 million of the commitments available under Tranche B of the 2024 SMFH Credit Facility may be used for payments under each PSV's respective shipbuilding contract, for a total of $41.0 million of commitments available to put towards the cost of both PSVs. The commitments under Tranche B of the 2024 SMFH Credit Facility are available to be drawn until the earlier of delivery of each PSV and March 31, 2027. As of December 31, 2025, $24.6 million of Tranche B of the 2024 SMFH Credit Facility remained undrawn.

The 2024 SMFH Credit Facility matures on the fifth anniversary of the date of initial funding (the "Maturity Date"), with quarterly amortization payments of (i) $5.0 million on March 31, 2025 and $7.5 million on each quarter thereafter with respect to Tranche A of the 2024 SMFH Credit Facility and (ii) beginning March 31, 2027, 2.13% of the principal amount outstanding under Tranche B of the 2024 SMFH Credit Facility, in each case with the remaining outstanding principal amount due on the Maturity Date. Principal amounts drawn under the 2024 SMFH Credit Facility bear interest at a fixed rate of 10.30% per annum. In addition, undrawn amounts committed under the 2024 SMFH Credit Facility bear a commitment fee of 3.00% per annum until such commitments are drawn or cancelled.

The loan may be prepaid at any time in amounts of $1.0 million or greater, subject to: (a) prior to the 12-month anniversary of funding, a premium equal to the remaining unpaid interest due over the first 15-months of the loan, and (b) after the 12-month anniversary of funding and prior to the 30-month anniversary of funding, a premium decreasing over time from 2.50% to 1.00%.

The 2024 SMFH Credit Facility contains customary covenants for financings of this type including financial maintenance and restrictive covenants, such as the aggregate collateral vessel value to the sum of the outstanding principal amounts of the loans. The 2024 SMFH Credit Facility restricts the payment of dividends and distributions and the ability of SMFH to make certain investments, subject to important exceptions. In addition, the 2024 SMFH Credit Facility includes customary events of default.

In connection with the 2024 SMFH Credit Facility, SEACOR Marine issued a guaranty with respect to the obligations of SMFH under the 2024 SMFH Credit Agreement and related documents (the "2024 SMFH Credit Facility Guaranty"). The 2024 SMFH Credit Facility Guaranty includes, among other customary covenants, various financial covenants, including (A) minimum Cash and Cash Equivalents (as defined in the 2024 SMFH Credit Facility) of the higher of $20.0 million and 7.5% of Net Interest-Bearing Debt (as defined in the 2024 SMFH Credit Agreement), (B) minimum Equity Ratio (as defined in the 2024 SMFH Credit Agreement) of 30% prior to and including the period ending December 31, 2026, and 35% thereafter, (C) maximum Debt-to-Capitalization Ratio (as defined in the 2024 SMFH Credit Agreement) of 65%. The 2024 SMFH Credit Facility Guaranty also restricts the payment of dividends and distributions.

During the year ended December 31, 2024, the Company recognized a loss on debt extinguishment of $31.9 million calculated as follows (in thousands):

Unamortized Debt Discount:		
Guaranteed Notes	$	5,599
New Convertible Notes		2,340
2023 SMFH Credit Facility		1,550
SEACOR Delta Shipyard Financing		15,654
		25,143
Deferred Issuance Costs:		
Guaranteed Notes		760
New Convertible Notes		287
2023 SMFH Credit Facility		512
Sea-Cat Crewzer III Term Loan Facility		1,058
SEACOR Alpine Credit Facility		492
		3,109
Debt Prepayment Fees:		
2023 SMFH Credit Facility		3,294
Sea-Cat Crewzer III Term Loan Facility		42
SEACOR Alpine Credit Facility		218
		3,554
Third Party Fees		117
Loss on Debt Extinguishment	$	**31,923**

The Carlyle Notes. On October 5, 2022, SEACOR Marine and certain funds affiliated with The Carlyle Group Inc. ("Carlyle" and such funds, the "Carlyle Investors") entered into two agreements pursuant to which SEACOR Marine issued the Carlyle Investors (i) $90.0 million in aggregate principal amount of SEACOR Marine's 8.0% / 9.5% Senior PIK Toggle Notes due 2026 (the "Guaranteed Notes") and (ii) $35.0 million aggregate principal amount of SEACOR Marine's 4.25% Convertible Senior Notes due 2026 (the "New Convertible Notes") in exchange for all $125.0 million in aggregate principal amount of SEACOR Marine's convertible senior notes due 2023 (the "Old Convertible Notes"). The Guaranteed Notes and New Convertible Notes were paid off in full in 2024.

The conversion option of the New Convertible Notes qualified as an exception from the derivative accounting treatment under Accounting Standards Codification 815. Accordingly, the conversion option was not bifurcated and the debt was recorded at fair value. The adjusted unamortized debt discount and issuance costs are being amortized as additional non-cash interest expense over the remaining term of the New Convertible Notes for an overall effective interest rate of 9.46%.

During the year ended December 31, 2024, the Company recognized contractual interest expense of $2.9 million and amortization of debt discount and issuance costs of $1.5 million, for total interest expense of $4.4 million. As of December 31, 2023, the unamortized discount and issuance costs were $3.7 million and $0.4 million, respectively, for a total net carrying amount of $30.9 million. In addition, during the year ended December 31, 2023, the Company recognized contractual interest expense of $2.9 million and amortization of debt discount and issuance costs of $1.4 million, for total interest expense of $4.3 million. The New Convertible Notes would have matured on July 1, 2026 but proceeds from the 2024 SMFH Credit Facility were used to satisfy in full the New Convertible Notes.

2023 SMFH Credit Facility. On September 8, 2023, SEACOR Marine, as parent guarantor, SMFH, as borrower, and certain other wholly owned subsidiaries of SEACOR Marine, as subsidiary guarantors, entered into a credit agreement providing for a $122.0 million senior secured term loan (the "2023 SMFH Credit Facility") with certain affiliates of EnTrust Global, as lenders, Kroll Agency Services, Limited, as facility agent, and Kroll Trustee Services Limited, as security trustee for the purposes of creating a more rational and efficient capital structure for the Company by consolidating a number of different credit facilities with different lending groups into a single facility.

The proceeds of the 2023 SMFH Credit Facility were used to:

(x) refinance $104.8 million of existing principal indebtedness under five separate credit facilities,

(y) acquire 100% ownership of the Amy Clemons McCall, a 2014 built FSV, previously operated under lease and pledged as collateral under the 2023 SMFH Credit Facility, and

(z) satisfy accrued and unpaid interest, fees, and general corporate purposes.

During the year ended December 31, 2023, the Company expensed $1.8 million of payments for early terminations fees and $0.2 million of unamortized debt issuance costs related to the debt extinguishment. The 2023 SMFH Credit Facility would have matured on September 14, 2028 but proceeds from the 2024 SMFH Credit Facility were used to satisfy in full the 2023 SMFH Credit Facility.

Sea-Cat Crewzer III Term Loan Facility. On April 21, 2016, Sea-Cat Crewzer III LLC, a wholly owned subsidiary of the Company ("Sea-Cat Crewzer III") entered into a €27.6 million term loan facility (payable in U.S. dollars) secured by the vessels owned by Sea-Cat Crewzer III and fully guaranteed by SEACOR Marine (as amended, the "Sea-Cat Crewzer III Loan Facility"). Borrowings under the facility bore interest at a commercial interest reference rate of 2.76% per annum. Proceeds from the 2024 SMFH Credit Facility were used to satisfy in full the Sea-Cat Crewzer III Term Loan Facility.

SEACOR Delta Shipyard Financing. Eight PSVs built by COSCO Shipping Heavy Industry (Guangdong) Co., Ltd. (the "COSCO (Guangdong) Shipyard" and such PSVs, the "SEACOR Delta PSVs") were acquired by vessel owning subsidiaries ("SEACOR Delta SPVs") of SEACOR Offshore Delta LLC, a wholly owned subsidiary of the Company and formerly known as SEACOSCO Offshore LLC, pursuant to deferred purchase agreements with COSCO (Guangdong) Shipyard (the "SEACOR Delta Shipyard Financing"). The SEACOR Delta Shipyard Financing provided for amortization of the purchase price for each SEACOR Delta PSV over a period of 10 years from delivery bearing a floating annual interest rate of three-month LIBOR, later amended to Term SOFR, plus 4.0%. SEACOR Offshore Delta LLC has taken delivery of all eight SEACOR Delta PSVs, seven with a 2018 or 2019 year of build, and one with a 2020 year of build. Proceeds from the 2024 SMFH Credit Facility were used to satisfy in full the SEACOR Delta Shipyard Financing.

SEACOR Alpine Credit Facility. On June 16, 2023, SEACOR Alps LLC ("SEACOR Alps"), SEACOR Andes LLC ("SEACOR Andes"), and SEACOR Atlas LLC ("SEACOR Atlas" and, together with SEACOR Alps and SEACOR Andes, the "SEACOR Alpine Borrowers"), each a wholly owned subsidiary of the Company, as borrowers, entered into a $28.0 million senior secured term loan facility, by and among the SEACOR Alpine Borrowers, SEACOR Marine, as a guarantor, SEACOR Marine Alpine LLC, a wholly owned subsidiary of the Company, and Mountain Supply LLC, an affiliate of Hudson Structured Capital Management, as lender, facility agent and security trustee (the "SEACOR Alpine Credit Facility"). The proceeds of the SEACOR Alpine Credit Facility were used to satisfy in full amounts outstanding under certain shipyard financing provided by COSCO Shipping Heavy Industry (Zhoushan) Co.

The principal amount of each of the three tranches of the SEACOR Alpine Credit Facility had monthly installments of (i) $100,000 for the first eight (8) installments, (ii) $140,000 for the following twenty-four (24) installments, and (iii) $100,000 for each installment thereafter and bore interest at a fixed rate of 10.25% per annum. The SEACOR Alpine Credit Facility would have matured on June 27, 2028 but proceeds from the 2024 SMFH Credit Facility were used to satisfy in full the SEACOR Alpine Credit Facility.

Letters of Credit. As of December 31, 2025 and 2024, the Company had outstanding letters of credit totaling $0.4 million securing lease obligations, labor and performance guarantees. The Company's outstanding letters of credit were fully cash collateralized as of December 31, 2025.

6. INCOME TAXES

Loss before income tax (benefit) expense and equity in earnings of 50% or less owned companies derived from U.S. and foreign companies for the years ended December 31 were as follows (in thousands):

	2025	2024	2023
United States	$ (8,385)	$ (67,632)	$ (3,576)
Foreign	(10,520)	(15,255)	(335)
Eliminations	(160)	(160)	(160)
	$ (19,065)	$ (83,047)	$ (4,071)

The components of income tax (benefit) expense for the years ended December 31 were as follows (in thousands):

	2025	2024	2023
Current:			
Federal	$ 1,517	$ —	$ (18)
State	18	(44)	47
Foreign	11,636	11,111	13,831
	13,171	11,067	13,860
Deferred:			
Federal	(2,546)	(13,629)	(5,062)
State	(115)	(53)	8
Foreign	—	—	(7)
	(2,661)	(13,682)	(5,061)
	$ 10,510	$ (2,615)	$ 8,799

Income tax payments during the year ended December 31, 2025 were as follows (in thousands):

	2025
Federal	$ 1,150
State and Local [1]	(1,101)
Foreign	
Angola	5,190
Saudi Arabia	2,552
Guyana	2,247
Other Jurisdictions	865
	10,903

---
[1] Includes a refund of the Louisiana ad valorem offshore vessel tax credits for both 2023 and 2022 tax years.

During the years ended December 31, 2024 and 2023, income taxes paid were $10.3 million and $9.9 million, respectively.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA"), which includes a broad range of tax reform provisions, was signed into law in the United States. The Company has determined that the OBBBA did not have a material effect on the Company's consolidated financial position, results of operations or disclosures.

In October 2024, the Company received a tax assessment from the General Tax Authority in Qatar for $0.6 million relating to tax returns for the years 2018 through 2023 for which the Company is filing an appeal.

The following table reconciles the difference between the statutory federal income tax rate for the Company and the effective income tax rate after the adoption of ASU 2023-09 for the years ended December 31 (in thousands):

	2025 Amount	2025 Rate
U.S. federal statutory rate	(4,004)	(21.0)%
State and local income taxes, net of federal income tax effect [1]	(101)	(0.5)%
Foreign tax effects		
Withholding tax on services		
Angola	5,190	27.2%
Saudi Arabia	1,715	9.0%
Guyana	2,247	11.8%
Qatar	786	4.1%
Other foreign jurisdictions	204	1.1%
Withholding tax on dividends		
Saudi Arabia	856	4.5%
Other foreign taxes		
United Kingdom	455	2.4%
Other foreign jurisdictions	183	1.0%
Effects of cross-border tax laws		
Subpart F Income	621	3.3%
Tax credits		
Foreign tax credits	(1,237)	(6.6)%
Changes in valuation allowances	53	0.3%
Nontaxable or Nondeductible items		
162(m) - executive compensation	529	2.8%
Share award plans	430	2.3%
Other nontaxable or nondeductible items	39	0.2%
Other adjustments		
Loss of foreign subsidiaries not includable in U.S. return	2,243	11.8%
True-up of section 965 tax	210	1.1%
Other	91	0.3%
	10,510	55.1%

_____

[1] Comprised primarily of state and local taxes in Louisiana.

The following table reconciles the difference between the statutory federal income tax rate for the Company and the effective income tax rate prior to the adoption of ASU 2023-09 for the years ended December 31 (in thousands):

	2024 Amount	2024 Rate	2023 Amount	2023 Rate
Statutory rate	(17,440)	(21.0)%	(855)	(21.0)%
Income (loss) of foreign subsidiaries not includable in U.S. return and foreign withholding tax	13,243	15.9%	9,095	223.4%
Non-Deductible Expenses	50	0.1%	49	1.2%
162(m) - Executive compensation	1,486	1.8%	726	17.8%
State Taxes	(88)	(0.1)%	45	1.1%
Subpart F Income and GILTI	1,070	1.3%	269	6.6%
Share Award Plans	(934)	(1.1)%	(527)	(12.9)%
Other	(2)	—%	(3)	—%
	(2,615)	(3.1)%	8,799	216.2%

For the year ending December 31, 2025, the Company's effective income tax rate of 55.1% was primarily due to foreign taxes paid that are not creditable against U.S. income taxes and foreign losses for which there is no benefit in the U.S. for income tax purposes.

For the year ending December 31, 2024, the Company's effective income tax rate of (3.1)% was primarily due to foreign taxes paid that are not creditable against U.S. income taxes and foreign losses for which there is no benefit in the U.S. for income tax purposes.

For the year ending December 31, 2023, the Company's effective income tax rate of 216.2% was primarily due to foreign withholding taxes.

The components of net deferred income tax liabilities as of December 31 were as follows (in thousands):

	2025	2024
Deferred tax liabilities:		
Property and equipment	$ 30,391	$ 43,732
Other	156	684
Total deferred tax liabilities	30,547	44,416
Deferred tax assets:		
Federal net operating loss carryforwards	6,376	16,501
Foreign tax credits	3,738	4,283
Deferred state taxes	2,271	1,934
Other	3,427	4,573
	15,812	27,291
Valuation allowance	(4,641)	(4,912)
Total deferred tax assets	11,171	22,379
Net deferred tax liabilities	$ 19,376	$ 22,037

The Section 163(j) interest deduction limitations were amended to limit the ability of the Company to deduct net interest expense to 30% of adjusted taxable income. For the year ended December 31, 2025, no interest expense was suspended and carryforwards of $1.2 million from prior years were deducted. For the year ended December 31, 2024, $1.2 million of interest expense was suspended and carried forward.

Net operating losses generated in 2017 and prior may be carried forward 20 years (expiring in 2037). Future utilization of net operating losses ("NOL") arising in tax years after December 31, 2017 are limited to 80% of taxable income and are allowed to be carried forward indefinitely. As of December 31, 2025, the Company has $30.4 million of net operating losses generated after 2017. As of December 31, 2024, the Company had $78.6 million of net operating losses generated after 2017.

As of December 31, 2025 and 2024, the Company's valuation allowance of $4.6 million and $4.9 million, respectively, consists of $3.8 million and $4.3 million, respectively, of foreign tax credit carryforwards which the Company expects to expire unutilized and $0.8 million and $0.6 million, respectively, of Louisiana state net operating loss carryforwards. During the year ended December 31, 2025, $1.9 million of foreign tax credits expired and the corresponding valuation allowance was removed. In addition, during the year ended December 31, 2025, $1.3 million of foreign tax credits were generated for which the Company expects to expire unutilized.

7.   DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Derivative instruments are classified as either assets, which are included in other receivables in the accompanying consolidated balance sheets, or liabilities based on their individual fair values. The fair values of the Company's derivative instruments as of December 31 were as follows (in thousands):

	2025		2024	
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability
Derivatives not designated as hedging instruments:				
Forward Exchange Contract	$ —	$ —	$ —	$ 464

Economic Hedges. The Company may enter and settle forward currency exchange, option and future contracts with respect to various foreign currencies. These contracts enable the Company to buy currencies in the future at fixed exchange rates, which could offset possible consequences of changes in currency exchange rates with respect to the Company's business conducted outside of the U.S. The Company generally does not enter into contracts with forward settlement dates beyond 12 to 18 months. During the fourth quarter of 2023, the Company entered into a forward currency exchange contract related to the purchase of four hybrid battery power systems, the purchase price for which is denominated in Norwegian Kroner. During the years ended December 31, 2025 and 2024, the Company recognized gains of $0.2 million and $0.9 million on these contracts, respectively, which were recognized in earnings. As of December 31, 2025, the Company had no outstanding forward currency exchange contract.

Cash Flow Hedges. The Company may from time to time enter into interest rate swap agreements designated as cash flow hedges. By entering into interest rate swap agreements, the Company can convert the variable interest component of certain of their outstanding borrowings to a fixed interest rate. As of December 31, 2025 and 2024, there were no interest rate swaps held by the Company. The Company recognized losses on derivative instruments designated as cash flow hedges of $0.5 million for the year ended December 31, 2023 as a component of other comprehensive income (loss).

Derivative Instruments. The Company utilizes derivative instruments to manage the volatility of cash flows due to fluctuating interest rates. All derivative instruments not qualifying for the normal purchase and normal sale exception are recorded on the balance sheets at fair value. The treatment of the periodic changes in fair value will depend on whether the derivative is designated and effective as a hedge for accounting purposes.

If a derivative qualifies for hedge accounting and is designated as a cash flow hedge, the effective portion of the change in fair value of the derivative is deferred in Accumulated Other Comprehensive Income ("AOCI"), a component of owners' equity, and reclassified to earnings when the forecasted transaction occurs. Cash flows from a derivative instrument designated as a hedge are classified in the same category as the cash flows from the item being hedged. As such, we include the cash flows from interest rate derivative instruments in interest expense.

If a derivative does not qualify as a hedge or is not designated as a hedge, the gain or loss resulting from the change in fair value on the derivative is recognized currently in earnings as a component of other income (expense).

We formally document all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge. This documentation includes the specific identification of the hedging instrument and the hedged item, the nature of the risk being hedged and the manner in which the hedging instrument's effectiveness will be assessed. At the inception of the hedge, and on an ongoing basis, we assess whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in cash flows attributable to the hedged risk both at the inception of the contract and on an ongoing basis. We measure hedge ineffectiveness on a quarterly basis and reclassify any ineffective portion of the gain or loss related to the change in fair value to earnings in the current period.

We will discontinue hedge accounting on a prospective basis when a hedge instrument is terminated or ceases to be highly effective. Gains and losses deferred in AOCI related to cash flow hedges for which hedge accounting has been discontinued remain deferred until the forecasted transaction occurs. If it is no longer probable that a hedged forecasted transaction will occur, deferred gains or losses on the hedging instrument are reclassified to earnings immediately.

For balance sheet classification purposes, we analyze the fair values of the derivative instruments on a contract-by-contract basis and report the related fair values and any related collateral by counterparty on a gross basis. Realized and unrealized gains and losses on derivatives designated as cash flow hedges that are entered into by the Company's 50% or less owned companies are also reported as a component of the Company's other comprehensive loss in proportion to the Company's ownership percentage, with reclassifications and ineffective portions being included in equity in earnings (losses) of 50% or less owned companies, net of tax, in the accompanying consolidated statements of income (loss).

The fair value of our derivative instruments, depending on the type of instrument, is determined by the use of present value methods or standard option valuation models with assumptions about commodity prices based on those observed in underlying markets. The estimated fair value is net of an adjustment for credit risk based on the default probabilities by year as indicated by market quotes for the counterparties' credit default swap rates.

The following tables reflect amounts recorded in Other Comprehensive Income (Loss) ("OCI") and amounts reclassified from OCI to revenue and expense for the periods indicated:

| | Gains (Losses) Recognized in OCI on Derivatives (Effective Portion) | | |
Derivatives in Cash Flow Hedging Relationships	2025	2024	2023
Interest rate swap contracts	$ —	$ —	$ 56

| | (Gains) Losses Reclassified from OCI into Income (Effective Portion) | | |
Location of (Gains) Losses	2025	2024	2023
Interest expense	$ —	$ —	$ (571)

Our consolidated earnings are also affected by the use of the mark-to-market method of accounting for derivative instruments that do not qualify for hedge accounting or that have not been designated as hedges. The changes in fair value of these instruments are recorded on the balance sheet and through earnings rather than being deferred until the anticipated transaction settles. The use of mark-to-market accounting for financial instruments can cause non-cash earnings volatility due to changes in the underlying commodity price indices.

Other Derivative Instruments. The Company recognized gains (losses) on derivative instruments not designated as hedging instruments for the years ended December 31, 2025, 2024 and 2023 as follows (in thousands):

| | Derivative gains (losses), net | | |
	2025	2024	2023
Forward currency exchange, option and future contracts	$ 156	$ (908)	$ 608

The forward currency exchange contract relates to the purchase of four hybrid battery power systems discussed in "—Economic Hedges" above. As of December 31, 2025, the Company had no outstanding foreign currency exchange contract.

8.   FAIR VALUE MEASUREMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. *Level 1* inputs are quoted prices in active markets for identical assets or liabilities. *Level 2* inputs are observable inputs other than quoted prices included in *Level 1* that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. *Level 3* inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's financial assets and liabilities as of December 31 that are measured at fair value on a recurring basis were as follows (in thousands):

	Level 1	Level 2	Level 3
2025			
ASSETS			
Derivative instruments	$ —	$ —	$ —
2024			
LIABILITIES			
Derivative instruments	$ —	$ 464	$ —

The fair value of the Company's derivative instruments was estimated by utilizing a spot rate as of the measurement date provided by an independent third party.

The estimated fair values of the Company's other financial assets and liabilities as of December 31 were as follows (in thousands):

	Carrying Amount	Estimated Fair Value		
		Level 1	Level 2	Level 3
2025				
LIABILITIES				
Long-term debt, including current portion	334,644	—	346,257	—
2024				
LIABILITIES				
Long-term debt, including current portion	344,839	—	345,662	—

The carrying value of cash, cash equivalents, restricted cash and trade receivables approximates fair value. The fair value of the Company's long-term debt was estimated based upon quoted market prices or by using discounted cash flow analysis based on estimated current rates for similar types of arrangements. Considerable judgment was required in developing certain of the estimates of fair value and, accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Property and equipment. During the year ended December 31, 2025, the Company did not record impairment charges on any owned vessels. During the year ended December 31, 2024, the Company recognized impairment charges totaling $3.7 million for other equipment designated for a construction project that was indefinitely deferred and will no longer be completed. During the year ended December 31, 2023, the Company recognized impairment charges of $0.7 million for one leased-in AHTS to adjust for indicative cash flows and the cost to return the vessel to its owner. The impairment charges for the assets held for sale are included in gains (losses) on asset dispositions and impairments in the accompanying consolidated statements of income (loss).

Investments, at equity, in 50% or less owned companies. During the year ended December 31, 2025, the Company did not make any adjustments to any of its investments in 50% or less owned companies.

9. WARRANTS

As of December 31, 2025, the Company no longer has any warrants to purchase Common Stock outstanding as a result of the completion of the Securities Repurchase (as defined in "Note 10. Stockholders' Equity").

During 2024, in connection with various transactions, the Company issued an aggregate of 2,560,456 warrants to purchase shares of Common Stock at an exercise price of $0.01 per share ("Warrants").

On November 13, 2024, 24,138 Warrants were exercised for a penny per share. In connection with the exercise of Warrants on November 13, 2024, 39 shares of Common Stock were withheld as payment for the exercise price of the exercised Warrants.

On November 9, 2023, 17,635 Warrants were exercised for a penny per share. In connection with the exercise of Warrants on November 9, 2023, 16 shares of Common Stock were withheld as payment for the exercise price of the exercised Warrants.

On January 17, 2023, 117,515 Warrants were exercised. In connection with the exercise of Warrants on January 17, 2023, 121 shares of Common Stock were withheld as payment for the exercise price of the exercised Warrants.

10. STOCKHOLDERS' EQUITY

On April 4, 2025, SEACOR Marine purchased from certain funds affiliated with Carlyle (the "Carlyle Investors"), 1,355,761 shares of Common Stock, at $4.90 per share, and warrants to purchase 1,280,195 shares of Common Stock at an exercise price of $0.01 per share, at $4.89 per warrant, representing approximately 9.1% of the outstanding shares of Common Stock assuming the full exercise of the warrants (the "Securities Repurchase"). The aggregate purchase price was approximately $12.9 million, with the per share and warrant price negotiated based on a trailing volume weighted average price. After giving effect to the Securities Repurchase, the Company no longer has any warrants to purchase Common Stock outstanding. The Company used net proceeds from a vessel sale to complete the Securities Repurchase.

On November 13, 2024, 24,138 Warrants were exercised, resulting in 1,280,195 Warrants outstanding as of December 31, 2024, which are comprised entirely of warrants issued to the Carlyle Investors. In connection with the exercise of Warrants on November 13, 2024, 39 shares of Common Stock were withheld as payment for the exercise price of the exercised Warrants.

On January 17, 2023, 117,515 Warrants were exercised for a penny per share. In connection with the exercise of Warrants on January 17, 2023, 121 shares of Common Stock were withheld as payment for the exercise price of the exercised Warrants.

On November 9, 2023, 17,635 Warrants were exercised for a penny per share, which are comprised entirely of warrants issued to the Carlyle Investors. In connection with the exercise of Warrants on November 9, 2023, 16 shares of Common Stock were withheld as payment for the exercise price of the exercised Warrants.

On November 1, 2023, SEACOR Marine entered into an at-the-market sales agreement (the "Prior Sales Agreement") with B. Riley Securities, Inc. (the "Sales Agent"), relating to the issuance and sale from time to time by SEACOR Marine (the "Prior ATM Program"), as principal or through the Sales Agent, of shares of Common Stock having an aggregate gross sales price of up to $25.0 million (the "ATM Shares"). On February 7, 2025, SEACOR Marine entered into an at-the-market sales agreement (the "Sales Agreement") with the Sales Agent, relating to the issuance and sale from time to time by SEACOR Marine, as principal or through the Sales Agent of the ATM Shares under the ATM Program. The Prior Sales Agreement was terminated, effective upon the execution of the Sales Agreement. The sale of the ATM Shares if any, under the Sales Agreement may be made in ordinary brokers' transactions, to or through a market maker, on or through the New York Stock Exchange (the "NYSE"), the existing trading market for the Common Stock, or any other market venue where the Common Stock may be traded, in the over-the-counter market, in privately negotiated transactions, or through a combination of any such methods of sale. The Sales Agent may also sell the ATM Shares by any other method permitted by law.

During the fourth quarter of 2023, the Company issued and sold 7,674 shares of Common Stock pursuant to the Prior ATM Program at an average price of $13.1891 per share, with net proceeds to the Company of $23,590, net of costs directly attributable to such issuance and sale of $77,623. No other shares of Common Stock were sold in 2025, 2024 or 2023 under the Prior ATM Program. No shares of Common Stock were sold in 2025 under the ATM Program.

11. NONCONTROLLING INTERESTS IN SUBSIDIARIES

Noncontrolling interests in the Company's consolidated subsidiaries as of December 31 were as follows (in thousands):

	Noncontrolling Interests	2025	2024
VEESEA Holdings Inc.	1.8%	$ 321	$ 321

12. SAVINGS AND MULTI-EMPLOYER PENSION PLANS

SEACOR Marine Savings Plan. Effective January 1, 2022, the Company increased its matching contributions to the "SEACOR Marine 401(k) Plan," a Company sponsored defined contribution plan (the "Savings Plan") from 2% to 3% of an employee's wages, and effective July 1, 2022 the Company increased such contribution to 4%. The Savings Plan costs for each of the years ended December 31, 2025, 2024 and 2023 were $1.1 million, respectively.

MNOPF and MNRPF. Certain of the Company's subsidiaries are participating employers in two industry-wide, multi-employer, defined benefit pension funds in the United Kingdom ("U.K."): the U.K Merchant Navy Officers Pension Fund ("MNOPF") and the U.K. Merchant Navy Ratings Pension Fund ("MNRPF"). The Company's participation in the MNOPF began with the acquisition of the Stirling group of companies (the "Stirling Group") in 2001 and relates to certain officers employed between 1978 and 2002 by the Stirling Group and/or its predecessors. The Company's participation in the MNRPF also began with the acquisition of the Stirling Group in 2001 and relates to ratings employed by the Stirling Group and/or its predecessors through today. Both of these plans are in deficit positions and, depending upon the results of future actuarial valuations, it is possible that the plans could experience funding deficits that will require the Company to recognize payroll related operating expenses in the periods invoices are received. As of December 31, 2025, all invoices received related to MNOPF and MNRPF have been settled in full.

On July 5, 2024, the Company was informed by the MNRPF $0.4 million (£0.3 million) of the cumulative funding deficit of the MNRPF was allocated to the Company as a participating employer, for which the Company paid in full in October 2024.

On November 6, 2024, the Company was informed by the MNOPF that no further contributions from participating employers were required based on the results of the 2024 valuation.

Other Plans. Certain employees participate in other defined contribution plans in various international regions. During the years ended December 31, 2025, 2024 and 2023, the Company incurred costs, primarily from employer matching contributions of $1.3 million, $0.3 million and $0.7 million, respectively.

13. STOCK BASED COMPENSATION

Equity Incentive Plan. During 2017, the Company adopted the SEACOR Marine Holdings Inc. 2017 Equity Incentive Plan (the "2017 Plan") and at the annual meeting of shareholders held on June 9, 2020, the Company's shareholders approved the SEACOR Marine Holdings Inc. 2020 Equity Incentive Plan (the "2020 Plan"). At the annual meeting of shareholders held on June 7, 2022, the Company's shareholders approved the SEACOR Marine Holdings Inc. 2022 Equity Incentive Plan (the "2022 Plan"). At the annual meeting of shareholders held on June 3, 2025 (the "Approval Date"), the Company's shareholders approved the SEACOR Marine Holdings Inc. 2025 Equity Incentive Plan (the "2025 Plan" and, together with the 2017 Plan, 2020 Plan and 2022 Plan, the "Company Equity Incentive Plans"), which authorized the issuance of 750,000 shares of Common Stock under the 2025 Plan plus 101,348 shares of Common Stock remaining available for issuance under the 2022 Plan as of the Approval Date that will be available for issuance under the 2025 Plan. The types of awards under the 2025 Plan may include stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards and other stock-based awards. As of December 31, 2025, 747,296 shares of Common Stock remained available for issuance under the 2025 Plan.

Restricted stock typically vests from one to five years after the date of grant, and stock options to purchase shares of Common Stock typically vest and become exercisable from one to three years after date of grant and expire no later than the tenth anniversary of the date of grant for both employees and directors. Performance restricted stock units ("PRSUs") typically vest on a cliff-basis after three years, subject to certain stock price performance goals. Pursuant to the applicable award agreements, restricted stock and stock options vest subject to the participant's continued employment with the Company on the applicable vesting date, subject to accelerated vested upon the executive's death or qualified retirement or, with respect to restricted stock, upon termination by the Company without "cause" (including for disability). Upon any such termination, PRSUs that have been earned with respect to the stock price performance goal(s) will be settled on the third anniversary of the grant date, without regard to the participants employment with the Company as of such date. For options granted, the fair value is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: (a) no dividend yield; (b) weighted average expected volatility; (c) weighted average discount rate; and (d) expected life. The fair value of restricted stock, earned PRSUs and stock options issued to employees and directors, as applicable, is recognized as compensation expense over the period of service that generally coincides with the vesting period of the award. For all award types, forfeitures are recognized as incurred.

Employee Stock Purchase Plan. During 2017, the Company adopted the SEACOR Marine Holdings Inc. 2017 Employee Stock Purchase Plan (the "Marine ESPP"). The Marine ESPP, if implemented by the Board of Directors, will permit the Company to offer shares of its Common Stock for purchase by eligible employees at a price equal to 85% of the lesser of (i) the fair market value of a share of its Common Stock on the first day of the offering period or (ii) the fair market value of a share of its Common Stock on the last day of the offering period. There are 300,000 shares of the Company's Common Stock reserved for issuance under the Marine ESPP during the ten years following its adoption.

Share Award Transactions. Transactions in connection with the Company Equity Incentive Plans during the years ended December 31 were as follows:

	2025	2024	2023
Restricted Stock Activity:			
Outstanding as of the beginning of year [1]	1,392,226	1,642,084	1,682,193
Granted [2]	770,803	637,698	660,307
Vested [3]	(841,828)	(887,556)	(685,416)
Forfeited	(17,056)	—	(15,000)
Outstanding as of the end of year [4]	1,304,145	1,392,226	1,642,084
Stock Option Activity:			
Outstanding as of the beginning of year	1,013,865	1,026,031	1,026,865
Granted	—	—	—
Exercised	—	(12,166)	(834)
Forfeited	(5,000)	—	—
Outstanding as of the end of year	1,008,865	1,013,865	1,026,031

---

(1) Includes 215,853, 342,385 and 268,413 grants of performance-based restricted stock units as of December 31, 2024, 2023 and 2022, respectively, that satisfied the performance obligation and are therefore likely to vest. Excludes 326,597, 156,620 and 216,172 grants of performance-based restricted stock units as of December 31, 2024, 2023 and 2022, respectively, that are not considered outstanding until such time that they become probable to vest.

(2) Includes 125,923, 43,504 and 60,938 grants of director restricted stock awards as of December 31, 2025, 2024 and 2023, respectively, which has a one year vesting period.

(3) Includes 184,930, 157,455 and 73,972 vested grants of performance-based restricted stock units as of December 31, 2025, 2024 and 2023, respectively.

(4) Includes 30,923, 215,853 and 342,385 grants of performance-based restricted stock units as of December 31, 2025, 2024 and 2023, respectively, that satisfied the performance obligation and are therefore likely to vest. Excludes 585,842, 326,597 and 156,620 grants of performance-based restricted stock units as of 2025, 2024 and 2023, respectively, that are not considered outstanding until such time that they become probable to vest.

During the year ended December 31, 2025, the Company recognized $6.7 million of compensation expense related to stock awards, restricted stock and stock options granted to employees and directors under the Company Equity Incentive Plans with a recognized tax benefit of $4.9 million. As of December 31, 2025, the Company had approximately $5.8 million in total unrecognized compensation costs. The weighted average period over which the compensation cost of non-vested awards will be recognized is approximately 0.81 years for restricted stock and there are no unvested stock options.

During the year ended December 31, 2024, the Company recognized $6.8 million of compensation expense related to stock awards, restricted stock and stock options granted to employees and directors under the Company Equity Incentive Plans with a recognized tax benefit of $11.2 million. As of December 31, 2024, the Company had approximately $7.8 million in total unrecognized compensation costs. The weighted average period over which the compensation cost of non-vested awards will be recognized is approximately 0.73 years for restricted stock and there are no unvested stock options.

During the year ended December 31, 2023, the Company recognized $6.3 million of compensation expense related to stock awards, restricted stock and stock options granted to employees and directors under the Company Equity Incentive Plans with a recognized tax benefit of $7.0 million. As of December 31, 2023, the Company had approximately $6.6 million in total unrecognized compensation costs. The weighted average period over which the compensation cost of non-vested awards will be recognized is approximately 0.77 years for restricted stock and there are no unvested stock options.

The weighted average fair value of restricted stock granted under the Company Equity Incentive Plans were $5.78, $12.03 and $9.67 for the years ended December 31, 2025, 2024 and 2023, respectively. The fair value was based on the closing price of the Company's stock on the day of the grant. The Company did not grant any options in the years ended December 31, 2025, 2024 and 2023. There were no stock options exercised in the year ended December 31, 2025 and there were 12,166 and 834 stock options exercised in the years ended December 31, 2024 and 2023, respectively.

During the year ended December 31, 2025, the number of shares and the weighted average grant price of restricted stock transactions were as follows:

	Restricted Stock	
	Number of Shares	Weighted Average Grant Price
Non-Vested as of December 31, 2024	1,392,226	$ 10.40
Granted	770,803	5.78
Vested	(841,828)	5.30
Forfeited	(17,056)	8.57
Non-Vested as of December 31, 2025	1,304,145	7.82

During the year ended December 31, 2025, the number of shares and the weighted average exercise price on stock option transactions were as follows:

	Stock Options	
	Number of Shares	Weighted Average Grant Price
Outstanding as of December 31, 2024	1,013,865	$ 12.68
Granted	—	—
Exercised	—	—
Forfeited	(5,000)	13.70
Outstanding as of December 31, 2025 [(1)]	1,008,865	12.67
Exercisable as of December 31, 2025 [(2)]	1,008,865	12.67

---

(1)   The weighted average remaining contractual term is 2.8 years and the intrinsic value of the options exercised was $0.3 million.

(2)   The weighted average remaining contractual term is 2.8 years and the intrinsic value of the options exercisable was $0.3 million.

14. RELATED PARTY TRANSACTIONS

**Related Party Transactions Policy.** The Company has established a written policy for the review and approval or ratification of transactions with related parties (the "Related Party Transactions Policy") to assist it in reviewing transactions, arrangements or relationships that exceed the threshold for disclosure established under Item 404(a) of Regulation S-K promulgated by the SEC, in which the Company or any of its subsidiaries is a participant, and any Related Party (as defined in the Related Party Transaction Policy) has or will have a direct or indirect interest ("Related Party Transactions"). The Related Party Transactions Policy supplements the Company's other conflict of interest policies set forth in the Company's Corporate Governance Guidelines, its Code of Business Conduct and Ethics and its other internal procedures.

Transactions with Carlyle

On April 4, 2025, SEACOR Marine purchased from certain funds affiliated with Carlyle (the "Carlyle Investors"), 1,355,761 shares of Common Stock, at $4.90 per share, and warrants to purchase 1,280,195 shares of Common Stock at an exercise price of $0.01 per share, at $4.89 per warrant, representing approximately 9.1% of the outstanding shares of Common Stock assuming the full exercise of the warrants (the "Securities Repurchase"). The aggregate purchase price was approximately $12.9 million, with the per share and warrant price negotiated based on a trailing volume weighted average price. After giving effect to the Securities Repurchase, the Company no longer has any warrants to purchase Common Stock outstanding. The Company used net proceeds from a vessel sale to complete the Securities Repurchase.

On December 16, 2024, proceeds from the 2024 SMFH Credit Facility were used to satisfy in full the Guaranteed Notes and New Convertible Notes described below. As a result of such repayment, the Carlyle Investors' director nomination and board observation rights have terminated.

**Old Convertible Notes**. On October 5, 2022, SEACOR Marine and the Carlyle Investors entered into two agreements pursuant to which SEACOR Marine issued the Carlyle Investors (i) $90.0 million in aggregate principal amount of the Guaranteed Notes and (ii) $35.0 million aggregate principal amount of the New Convertible Notes in exchange for all $125.0 million in aggregate principal amount of SEACOR Marine's Old Convertible Notes outstanding.

**Guaranteed Notes.** The Guaranteed Notes were issued pursuant to the Guaranteed Notes Exchange Agreement among SEACOR Marine, as issuer, FG Robert, as the guarantor, and the Carlyle Investors. Pursuant to the Guaranteed Notes Exchange Agreement, SEACOR Marine had the right to pay (i) in cash at a rate of 8.0% per annum or (ii) partly in cash and partly in-kind by increasing the principal amount of the Guaranteed Notes or issuing additional Guaranteed Notes at a rate of 9.5% per annum ("Hybrid Interest") with the cash portion of the Hybrid Interest bearing interest at a rate of 4.25% per annum and in the in-kind portion of the Hybrid Interest bearing interest at a rate of 5.25% per annum. The Guaranteed Notes were guaranteed on a senior unsecured basis by FG Robert, the owner of the LB Robert liftboat.

The Guaranteed Notes would have matured on July 1, 2026 but proceeds from the 2024 SMFH Credit Facility were used to satisfy in full the Guaranteed Notes at a price equal to 100% of the principal amount of the Guaranteed Notes, plus accrued and unpaid interest, if any.

**New Convertible Notes.** The New Convertible Notes were issued pursuant to the Convertible Notes Exchange Agreement among SEACOR Marine, as issuer, and the Carlyle Investors. The New Convertible Notes bore interest at a rate of 4.25% per annum payable semi-annually in arrears. The New Convertible Notes were convertible into shares of Common Stock at the option of the holders at a conversion rate of 85.1064 shares per $1,000 in principal amount of New Convertible Notes (equivalent to a "Conversion Price" of $11.75) or into warrants to purchase an equal number of shares of Common Stock at an exercise price of $0.01 per share in order to facilitate SEACOR Marine's compliance with the provisions of the Jones Act. In addition, SEACOR Marine had the right to cause the mandatory conversion of the New Convertible Notes into Common Stock if the daily VWAP of the Common Stock equals or exceeds (A) in the case of New Convertible Notes held by affiliates of Carlyle, 150% of the Conversion Price and (B) in the case of New Convertible Notes held by any Person other than Carlyle, 115% of the Conversion Price, in each case for each of the 20 consecutive trading days.

The New Convertible Notes would have matured on July 1, 2026 but proceeds from the 2024 SMFH Credit Facility were used to satisfy in full the New Convertible Notes at a price equal to 100% of the principal amount of the New Convertible Notes, plus accrued and unpaid interest, if any.

Under the Convertible Notes Exchange Agreement, the Carlyle Investors had the ability to nominate one director to the Board of Directors if the Carlyle Investors, solely as a result of their ownership of shares of Common Stock owned by the Investors as of October 5, 2022 and ownership of the New Convertible Notes and warrants (including the shares of common stock of the Company issuable upon conversion or exercise thereof), beneficially own collectively 10% or more of the outstanding shares of common stock of the Company. The Carlyle Investors did not exercise this nomination right, but did exercise its board observation rights under the Convertible Notes Exchange Agreement and the Guaranteed Notes Exchange Agreement. As noted above, the Carlyle Investors' director nomination and board observation rights terminated on December 16, 2024 in connection with the payoff of the New Convertible Notes and Guaranteed Notes.

The Guaranteed Notes Exchange Agreement and the Convertible Notes Exchange Agreement and the transactions contemplated thereby were subject to the oversight of, and received advance approval from, the Audit Committee.

During 2024 and 2023, the Carlyle Investors exercised 24,138 and 135,150 warrants, respectively. As of December 31, 2025, the Carlyle Investors had no outstanding warrants as a result of the completion of the Securities Repurchase.

Transactions with CME

Mr. Alfredo Miguel Bejos, a member of the Board of Directors, currently serves as President and Chief Executive Officer of CME. In accordance with the Related Transaction Policy, the Audit Committee has adopted guidelines for addressing ongoing CME-related transactions.

On September 29, 2022, as part of the Company's exit from a variety of joint ventures with CME, including MexMar, SEACOR Marine Capital, a wholly owned subsidiary of SEACOR Marine, purchased all of the outstanding loans under the Second Amended and Restated Term Loan Credit Facility Agreement, made as of July 8, 2022, by and among MexMar, as the borrower, DNB Capital LLC and The Governor and Company of the Bank of Ireland, each as lenders, and DNB Bank ASA, New York Branch, as facility agent (as amended from time to time, the "MexMar Facility Agreement") for an aggregate amount of $28.8 million, representing par value of the loan. All collateral and security arrangements remained in place under such facility, including a first priority mortgage on 13 offshore support vessels owned by MexMar. As a result, SEACOR Marine Capital was the sole lender to MexMar under the MexMar Facility Agreement. This loan was repaid in full as of September 30, 2023.

Each of the foregoing transactions with CME or its affiliates were subject to the oversight of, and received advance approval from, the Audit Committee as related party transactions subject to the Company's Related Party Transaction Policy. Mr. Miguel recused himself from the Audit Committee and the Board of Directors deliberations with respect to such transactions.

15. COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, the Company had unfunded capital commitments of $49.6 million consisting of $46.5 million in respect of the construction of two PSVs, $1.7 million in respect of two hybrid battery power systems and $1.4 million for miscellaneous vessel equipment. Of the unfunded capital commitments, $31.6 million is payable during 2026 and $18.0 million is payable during 2027. In accordance with the terms of the 2024 SMFH Credit Facility, $18.0 million of the proceeds from the sale of two AHTS in the fourth quarter of 2024 was designated to make payments on the construction of the two PSVs. In addition, during the second quarter of 2025, $3.8 million of the proceeds from the sale of one FSV and $10.9 million of the proceeds from the sale of two PSVs were also designated to make payments on the construction of the two PSVs. During the fourth quarter of 2025, $11.0 million of the proceeds from the sale of one PSV was also designated to make payments on the construction of the two PSVs. As of December 31, 2025, $23.5 million remained in a restricted account designated to make payments on the construction of the two PSVs. Additionally, the 2024 SMFH Credit Facility includes a dedicated $41.0 million tranche that may be used to pay up to 50% of the purchase price of these vessels. $16.4 million of this tranche was drawn as of December 31, 2025, with the remaining $24.6 million of this tranche remaining undrawn and available.

In December 2015, the Brazilian Federal Revenue Office issued a tax-deficiency notice to Seabulk Offshore do Brasil Ltda., an indirect wholly-owned subsidiary of SEACOR Marine ("Seabulk Offshore do Brasil"), with respect to certain profit participation contributions (also known as "PIS") and social security financing contributions (also known as "COFINS") requirements alleged to be due from Seabulk Offshore do Brasil ("Deficiency Notice") in respect of the period of January 2011 until December 2012. In January 2016, the Company administratively appealed the Deficiency Notice on the basis that, among other arguments, (i) such contributions were not applicable in the circumstances of a 70%/30% cost allocation structure, and (ii) the tax inspector had incorrectly determined that values received from outside of Brazil could not be classified as expense refunds. The initial appeal was dismissed by the Brazilian Federal Revenue Office and the Company appealed such dismissal and is currently awaiting an administrative trial. A local Brazilian law has been enacted that supports the Company's position that such contribution requirements are not applicable, but it is uncertain whether such law will be taken into consideration with respect to administrative proceedings commenced prior to the enactment of the law. Accordingly, the success of Seabulk Offshore do Brasil in the administrative proceedings cannot be assured and the matter may need to be addressed through judicial court proceedings. The potential levy arising from the Deficiency Notice is R$29.5 million based on a historical potential levy of R$12.87 million (USD $5.4 million and USD $2.3 million, respectively, based on the exchange rate as of December 31, 2025).

In the normal course of its business, the Company becomes involved in various other litigation matters including, among others, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining the Company's potential exposure to these matters and has recorded reserves in its financial statements related thereto where appropriate. It is possible that a change in the Company's estimates of that exposure could occur, but the Company does not expect that such changes in estimated costs would have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Certain of the Company's subsidiaries are participating employers in two industry-wide, multi-employer, defined benefit pension funds in the United Kingdom: the U.K Merchant Navy Officers Pension Fund ("MNOPF") and the U.K. Merchant Navy Ratings Pension Fund ("MNRPF"). The Company's participation in the MNOPF began with the acquisition of the Stirling group of companies (the "Stirling Group") in 2001 and relates to certain officers employed between 1978 and 2002 by the Stirling Group and/or its predecessors. The Company's participation in the MNRPF also began with the acquisition of the Stirling Group in 2001 and relates to ratings employed by the Stirling Group and/or its predecessors through today. Both of these plans are in deficit positions and, depending upon the results of future actuarial valuations, it is possible that the plans could experience funding deficits that will require the Company to recognize payroll related operating expenses in the periods invoices are received. As of December 31, 2025, all invoices received related to MNOPF and MNRPF have been settled in full.

On July 5, 2024, the Company was informed by the MNRPF that $0.4 million (£0.3 million) of the cumulative funding deficit of the MNRPF was allocated to the Company as a participating employer, for which the Company paid in full in October 2024.

On November 6, 2024, the Company was informed by the MNOPF that no further contributions from participating employers were required based on the results of the 2024 valuation.

16.   MAJOR CUSTOMERS AND SEGMENT INFORMATION

During the year ended December 31, 2025, Azule, a joint venture between BP p.l.c. and Eni S.p.A., ExxonMobil Corporation ("ExxonMobil") and SEACOR Marine Arabia, a joint venture of which the Company owns 45% and through which vessels are in service to Saudi Arabian Oil Company, were responsible for $60.8 million or 27%, $39.8 million or 17% and $32.2 million or 14%, respectively, of the Company's total consolidated operating revenues. During the year ended December 31, 2024, Azule and SEACOR Marine Arabia were responsible for $57.6 million or 21% and $51.0 million or 19%, respectively, of the Company's total consolidated operating revenues. During the year ended December 31, 2023, ExxonMobil, SEACOR Marine Arabia and Azule were responsible for $47.7 million or 17%, $43.2 million or 15% and $42.4 million or 15%, respectively, of the Company's total consolidated operating revenues.

For the years ended December 31, 2025, 2024 and 2023, the ten largest customers of the Company accounted for approximately 84%, 76%, and 73%, respectively, of the Company's operating revenues. The loss of one or more of these customers could have a material adverse effect on the Company's results of operations and cash flows.

For the years ended December 31, 2025, 2024 and 2023, approximately 84%, 87% and 79%, respectively, of the Company's operating revenues and $1.7 million, $2.3 million and $3.6 million, respectively, of equity in earnings from 50% or less owned companies, net of tax, were derived from its foreign operations.

The Company's offshore support vessels are highly mobile and regularly and routinely move between countries within a geographic region of the world. In addition, these vessels may be redeployed among the geographic regions, subject to flag restrictions, as changes in market conditions dictate. Because of this asset mobility, operating revenues and long-lived assets in any one country and capital expenditures for long-lived assets and gains or losses on asset dispositions and impairments in any one geographic region are not considered meaningful.

Direct vessel profit is the Company's measure of segment profitability when applied to reportable segments. Direct vessel profit is defined as operating revenues less direct operating expenses excluding leased-in equipment expense. The Company utilizes direct vessel profit as its primary financial measure to analyze and compare the operating performance of its regions. The following tables summarize the operating results, capital expenditures and assets of the Company's reportable segments for the periods indicated (in thousands):

	United States (primarily Gulf of America)	Africa and Europe	Middle East and Asia	Latin America	Total
For the year ended December 31, 2025					
Operating Revenues:					
Time charter	$ 33,371	$ 90,044	$ 54,621	$ 37,345	$ 215,381
Bareboat charter	—	—	—	3,235	3,235
Other marine services	2,955	2,971	1,613	1,677	9,216
	36,326	93,015	56,234	42,257	227,832
Direct Costs and Expenses:					
Operating:					
Personnel	22,999	19,819	19,162	9,681	71,661
Repairs and maintenance	5,161	19,333	19,744	4,285	48,523
Drydocking	5,731	4,542	1,333	1,011	12,617
Insurance and loss reserves	2,852	2,300	2,779	722	8,653
Fuel, lubes and supplies	2,989	6,967	5,094	2,858	17,908
Other	1,304	11,215	4,528	5,363	22,410
	41,036	64,176	52,640	23,920	181,772
Direct Vessel (Loss) Profit	$ (4,710)	$ 28,839	$ 3,594	$ 18,337	$ 46,060
Other Costs and Expenses:					
Lease expense	$ 552	$ 130	$ 293	$ 228	1,203
Administrative and general					47,483
Depreciation and amortization	11,593	16,935	12,848	5,694	47,070
					95,756
Gains on asset dispositions and impairments, net					63,412
Operating income					$ 13,716
As of December 31, 2025					
Property and Equipment:					
Historical cost	$ 98,231	$ 275,058	$ 242,879	$ 160,665	$ 776,833
Accumulated depreciation	(62,907)	(121,155)	(112,559)	(52,191)	(348,812)
	$ 35,324	$ 153,903	$ 130,320	$ 108,474	$ 428,021
Total Assets[1]	$ 56,355	$ 196,818	$ 193,225	$ 124,213	$ 570,611

_____

(1)   Total Assets exclude $90.0 million of corporate assets.

	United States (primarily Gulf of America)		Africa and Europe		Middle East and Asia		Latin America		Total	
For the year ended December 31, 2024										
Operating Revenues:										
Time charter	$	31,991	$	99,410	$	70,346	$	52,573	$	254,320
Bareboat charter		—		—		—		1,464		1,464
Other marine services		3,808		5,272		1,979		4,518		15,577
		35,799		104,682		72,325		58,555		271,361
Direct Costs and Expenses:										
Operating:										
Personnel		24,459		21,887		24,132		15,063		85,541
Repairs and maintenance		6,618		13,537		13,047		7,183		40,385
Drydocking		8,604		4,774		2,796		5,277		21,451
Insurance and loss reserves		2,992		2,329		3,147		1,426		9,894
Fuel, lubes and supplies		3,351		7,197		4,184		5,215		19,947
Other		509		12,723		4,425		2,377		20,034
		46,533		62,447		51,731		36,541		197,252
Direct Vessel (Loss) Profit	$	(10,734)	$	42,235	$	20,594	$	22,014	$	74,109
Other Costs and Expenses:										
Lease expense	$	555	$	507	$	301	$	315		1,678
Administrative and general										44,713
Depreciation and amortization		12,334		17,497		13,276		8,521		51,628
										98,019
Gains on asset dispositions and impairments, net										13,481
Operating loss									$	(10,429)
As of December 31, 2024										
Property and Equipment:										
Historical cost	$	195,756	$	325,000	$	240,075	$	139,583	$	900,414
Accumulated depreciation		(104,771)		(121,320)		(97,908)		(43,449)		(367,448)
	$	90,985	$	203,680	$	142,167	$	96,134	$	532,966
Total Assets[1]	$	120,347	$	241,278	$	174,410	$	117,475	$	653,510

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(1)   Total Assets exclude $73.6 million of corporate assets.

	United States (primarily Gulf of America)	Africa and Europe	Middle East and Asia	Latin America	Total
For the year ended December 31, 2023					
Operating Revenues:					
Time charter	$ 41,850	$ 87,729	$ 66,407	$ 55,399	$ 251,385
Bareboat charter	—	—	—	1,460	1,460
Other marine services	17,678	2,582	4,345	2,061	26,666
	59,528	90,311	70,752	58,920	279,511
Direct Costs and Expenses:					
Operating:					
Personnel	26,110	20,434	20,786	14,440	81,770
Repairs and maintenance	5,146	9,624	7,109	4,947	26,826
Drydocking	2,314	2,946	(99)	1,437	6,598
Insurance and loss reserves	3,752	1,727	3,638	839	9,956
Fuel, lubes and supplies	3,697	6,830	3,552	3,108	17,187
Other	1,427	10,072	3,961	1,853	17,313
	42,446	51,633	38,947	26,624	159,650
Direct Vessel Profit	$ 17,082	$ 38,678	$ 31,805	$ 32,296	$ 119,861
Other Costs and Expenses:					
Lease expense	$ 536	$ 1,498	$ 360	$ 354	2,748
Administrative and general					49,183
Depreciation and amortization	14,685	15,346	14,760	9,030	53,821
					105,752
Gains on asset dispositions and impairments, net					21,409
Operating income					$ 35,518
As of December 31, 2023					
Property and Equipment:					
Historical cost	$ 209,262	$ 272,272	$ 267,079	$ 170,210	$ 918,823
Accumulated depreciation	(99,137)	(93,045)	(94,708)	(37,251)	(324,141)
	$ 110,125	$ 179,227	$ 172,371	$ 132,959	$ 594,682
Total Assets[1]	$ 142,264	$ 215,158	$ 199,174	$ 152,427	$ 709,023

[1] Total Assets exclude $71.3 million of corporate assets.

17. COST REDUCTION MEASURES

During the fourth quarter of 2025, the Company initiated certain cost reduction measures to better align its operating expenses with the current state of the offshore marine industry, in general, and its business, in particular. These measures include a reduction of workforce, reorganization of the management structure and streamlining of operations. For the year ended December 31, 2025, the Company incurred one-time charges totaling $1.2 million related to severance charges arising from a reduction in workforce resulting in a decrease in annualized wages and benefits expenses of at least $3.9 million. Management continues to focus on optimizing the cost structure and regional footprint of the business to help maintain the Company's competitiveness in the industry, improve its operating leverage and position itself to take advantage of market opportunities.

18. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the filing of this Annual Report on Form 10-K and determined that there have been no material events that have occurred that are not properly recognized and/or disclosed in the consolidated financial statements.

Board of Directors

Andrew R. Morse
Non-Executive
Chairman of the Board

John Gellert
President and
Chief Executive Officer

Alfredo Miguel Bejos
President and
Chief Executive Officer
Proyectos Globales de Energía y
Servicios CME, S.A. de C.V.

Julie Persily
Managing Member
Julie Persily Consulting LLC

R. Christopher Regan
Co-Founder and
Senior Managing Director
The Chartis Group

Lisa P. Young
Retired Senior Partner
Ernst & Young (EY)

Senior Management

John Gellert
President and
Chief Executive Officer

Jesús Llorca
Executive Vice President
and Chief Financial Officer

Andrew H. Everett II
Senior Vice President,
General Counsel and Secretary

Gregory S. Rossmiller
Senior Vice President
and Chief Accounting Officer

Monty Dames Jr.
Vice President of Global Operations

Philippe Wulfers
Vice President of Finance

Shareholder Information

Principal Executive Office
SEACOR Marine Holdings Inc.
12121 Wickchester Lane, Suite 500
Houston, Texas 77079
346.980.1700
www.seacormarine.com

Market Information
The Company's stock trades
on the NYSE under the ticker
symbol SMHI

Transfer Agent And Registrar
Equiniti Trust Company, LLC
Attn: Automated Scanning Services
1110 Centre Point Curve, Suite 101
Mendota Heights, Minnesota 55120
https://equiniti.com/us/ast-access

**Independent Registered
Public Accounting Firm**
Grant Thornton LLP
700 Milam Street, Suite 300
Houston, Texas 77002
www.grantthorton.com

Additional Information
The SEACOR Marine Holdings Inc.
Annual Report on Form 10-K and
other Company SEC filings can be
accessed in the "Investors"
section on the SEACOR Marine
Holdings Inc. website:
www.seacormarine.com

© SEACOR Marine Holdings Inc.



12121 Wickchester Lane, Suite 500
Houston, Texas 77079

www.seacormarine.com